Annual Information Form (“AIF”) of MAG Silver Corp.

For the fiscal year ended December 31, 2011

Dated: March 30, 2012

MAG Silver Corp.

2011 Annual Information Form

Table of Contents

Preliminary Notes	- 3 -
Date of Information	- 3 -
Currency and Exchange Rates	- 3 -
Metric Equivalents	- 3 -
Financial Data in this AIF	- 4 -
Forward Looking Statements	- 4 -
CORPORATE STRUCTURE	- 7 -
Incorporation	- 7 -
Intercorporate Relationships	- 7 -
GENERAL DEVELOPMENT OF THE BUSINESS	- 10 -
Three Year History	- 11 -
DESCRIPTION OF THE BUSINESS	- 21 -
General	- 21 -
Risk Factors	- 25 -
MINERAL PROJECTS	- 36 -
DIVIDENDS	- 82 -
DESCRIPTION OF CAPITAL STRUCTURE	- 82 -
Common Shares	- 82 -
Shareholder Rights Plan	- 83 -
Stock Options	- 83 -
MARKET FOR SECURITIES	- 84 -
Trading Price and Volume	- 84 -
Prior Sales	- 84 -
DIRECTORS AND OFFICERS	- 85 -
Name, Occupation and Security Holding	- 85 -
Conflicts of Interest	- 87 -
Audit Committee	- 88 -
Compensation Committee	- 90 -
Corporate Governance and Nomination Committee	- 90 -
Special Committee	- 90 -
Disclosure Committee	- 91 -
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	- 91 -
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	- 92 -
TRANSFER AGENTS AND REGISTRARS	- 92 -
MATERIAL CONTRACTS	- 93 -
INTERESTS OF EXPERTS	- 93 -
ADDITIONAL INFORMATION	- 94 -
Schedule "A"	- 95 -
Schedule "B"	- 101 -

MAG Silver Corp.

2011 Annual Information Form

Preliminary Notes

In this Annual Information Form (“AIF”) the terms “the Company” and “MAG” refer to MAG Silver Corp.

Date of Information

All information in this AIF is as of December 31, 2011 unless otherwise indicated.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated. MAG’s accounts are maintained in Canadian dollars. All references to “US dollars” or to “US$” are to United States dollars. All references to “pesos” are to Mexican pesos.

The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Canadian Dollars to US dollars	Year Ended December 31
	2011	2010	2009
Rate at end of period	US$0.9833	US$1.0054	US$0.9555
Average rate for period	US$1.0111	US$0.9660	US$0.8760
High for period	US$1.0583	US$1.0054	US$0.9755
Low for period	US$0.9430	US$0.9278	US$0.7653

The noon rate of exchange on March 29, 2012 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$1.0001.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Tons	Tonnes	0.907185
Troy Ounces/ton (“opt”)	Grams/Tonne (“gpt”)	34.2857

MAG Silver Corp.

2011 Annual Information Form

Financial Data in this AIF

All financial information reported in this AIF for periods prior to January 1, 2010, are as reported under Canadian Generally Accepted Accounting Principles (Canadian “GAAP”). In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date that International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) would replace Canadian GAAP for publicly accountable enterprises, with a transition date of January 1, 2010. Financial information reported in this AIF on or after January 1, 2010, is as reported under IFRS as issued by the IASB.

Canadian GAAP and IFRS have differences and are not comparable. Detailed disclosures of the effects of transition to IFRS from Canadian GAAP can be found in Note 17 of the audited consolidated financial statements for the year ended December 31, 2011 and in Management’s Discussion and Analysis for the year ended December 31, 2011.

Defined Terms

A glossary of certain terms used in this AIF is attached as Schedule “B”.  Terms used and not defined in this AIF that are defined in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) shall bear that definition. Other definitions are set out in National Instrument 14-101 - Definitions.

Forward Looking Statements

This AIF contains forward-looking statements and information within the meaning of Canadian and U.S. securities laws relating to the Company that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to the Company. Such forward-looking statements and information include, but are not limited to:

•

The future price of silver;

•

The estimation of mineral reserves and mineral resources;

•

Estimates of the time and amount of future silver production for specific operations;

•

Estimated future exploration expenditures and other expenses for specific operations;

•

Permitting time lines;

•

Requirements for additional capital;

•

Litigation risks;

•

Currency fluctuations; and

•

Environmental risks and reclamation cost.

When used in this document, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information.

Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

MAG Silver Corp.

2011 Annual Information Form

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others:

•

risks relating to the Company’s ability to finance the exploration and development of its mineral properties;

•

risks relating to the Company’s ability to obtain all necessary licenses and permits that may be required to carry out exploration and development of its mineral properties and business activities;

•

risks and uncertainties relating to the interpretation of exploration results, geology, grade and continuity of the Company’s mineral deposits;

•

commodity price fluctuations (particularly gold and silver commodities);

•

currency fluctuations and inflationary pressures;

•

risks related to governmental regulations, including environmental regulations;

•

the Company’s ability to attract and retain qualified management and the Company’s dependence upon such management in the development of its mineral properties;

•

increased competition in the exploration industry;

•

the Company’s lack of infrastructure; and

•

the Company’s history of losses and expectation of future losses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document under the heading “Risk Factors” and elsewhere. The Company’s forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s beliefs, expectations or opinions should change.

For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements and information.

Adjacent Property Disclosure

The staff of the United States Securities and Exchange Commission (the “SEC”) take the position that mining and mineral exploration companies, in their filings with the SEC, should describe only those mineral deposits that the companies themselves can economically and legally extract or produce.  This AIF contains information regarding adjacent properties on which we have no right to explore or mine, and is considered by management to be of material importance to the Company and its land holdings in the area.  Investors are cautioned that mineral deposits on adjacent properties do not necessarily indicate and certainly do not prove the existence, nature or extent of mineral deposits on our properties.

MAG Silver Corp.

2011 Annual Information Form

Cautionary Note to Investors Concerning Estimates of Indicated Mineral Resources

This AIF uses the term "indicated mineral resources". MAG advises investors that although this term is recognized and required by Canadian regulations under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), the SEC does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This AIF uses the term "inferred mineral resources". MAG advises investors that although this term is recognized and required by Canadian regulations under NI 43-101, the SEC does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "inferred mineral resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Economic Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

Technical Information

Unless otherwise indicated, scientific or technical information in this AIF relating to mineral reserves or mineral resources is based on information prepared by employees of MAG or its joint venture partners, as applicable, under the supervision of, or that has been reviewed by, Dr. Peter Megaw, who is a “Qualified Person” as defined in NI 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Passive Foreign Investment Company

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s Common Shares are encouraged to consult their own tax advisers.

Please consult the Company's public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

MAG Silver Corp.

2011 Annual Information Form

CORPORATE STRUCTURE

Incorporation

MAG Silver Corp.’s head office is located at:

#770 – 800 West Pender Street

Vancouver, British Columbia

Canada, V6C 2V6

The Company’s registered office is located at:

1600 – 925 West Georgia Street

Vancouver, British Columbia

Canada, V6C 3L2

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name “583882 B.C. Ltd.”.  On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to “Mega Capital Investments Inc.”  On April 22, 2003, the Company changed its name to “MAG Silver Corp.” to reflect its new business upon the completion of its Qualifying Transaction.  Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). Accordingly, on July 27, 2005, the Company transitioned under the Business Corporations Act (British Columbia) and adopted new articles and concurrently increased its authorized capital from 1,000,000,000 Common Shares to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.

Our North American office and principal place of business is located at Suite 770, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6 (phone: 604-630-1399).

The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America.

The Company’s Common Shares were listed and posted for trading on the TSX Venture Exchange (formerly CDNX) on April 19, 2000 under the symbol “MGA”.  Concurrent with the Company’s name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to “MAG”.  On July 9, 2007, the Company’s Common Shares were listed on the American Stock Exchange (now the NYSE Amex Equities) under the symbol “MVG”.  On October 5, 2007, the Company delisted from the TSX Venture Exchange concurrent with its listing on the Toronto Stock Exchange, with the Company’s Common Shares continuing to trade under the symbol “MAG”.

Intercorporate Relationships

The Company is the registered owner of 99% of the issued Class I shares of Minera Los Lagartos, S.A. DE C. V. (“Lagartos”), a corporation incorporated under the laws of Mexico. The remaining 1% of the issued Class I shares of Lagartos are held by Dan MacInnis, President, CEO and a director of the Company, in trust for the Company. The Company effectively has 100% beneficial ownership of Lagartos. The registered and records office of Lagartos is located at Paseo de Los Tamarindos 60, Bosques de Las Lomas, 05120 Mexico, D.F., Mexico.

MAG Silver Corp.

2011 Annual Information Form

Lagartos is the registered owner of a 44% interest in Minera Juanicipio, S.A. DE C.V. (“Minera Juanicipio”), and Fresnillo plc (“Fresnillo”), a London Stock Exchange listed company that is controlled by Industrias Peñoles, S.A. DE C.V. (“Peñoles”), holds the remaining 56% interest in Minera Juanicipio.  In December 2007, Lagartos and Peñoles established Minera Juanicipio to hold and operate all mineral and surface rights related to the Juanicipio property located in Zacatecas State, Mexico.  Minera Juanicipio is governed by a shareholders agreement dated October 10, 2005 (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement each shareholder is to provide funding to Minera Juanicipio pro rata to its interest in Minera Juanicipio, with Fresnillo contributing 56% and MAG, through Lagartos, contributing 44%. See more detail at “Description of the Business – The Juanicipio Property” below.  The registered and records office of Minera Juanicipio is located at Carretera A Francisco I. Madero 1, Col. Cieneguillas, Zacatecas, ZAC, C.P. 98171.

On October 18, 2010 the Company internally restructured its Mexican property holdings. Two new Mexican subsidiaries were created, Minera Pozo Seco S.A. de C.V. (“Minera Pozo Seco”) and Minera Sierra Vieja S.A. de C.V., (“Sierra Vieja”), and properties with common attributes were grouped together in order to provide the Company with more flexibility in managing its properties.  The Cinco de Mayo property was transferred to Minera Pozo Seco, and the Don Fippi (Batopilas), Guigui, Lorena, and Nuevo Mundo properties were transferred to Sierra Vieja, along with the Company’s Mojina and Esperanza option rights. The Company’s other properties, including the Lagartos properties and its 44% interest in Minera Juanicipio remain in Lagartos.  See Exhibit I below.

The Company, through various newly created subsidiaries which are detailed in Exhibit 1 below, is the beneficial owner of 99% of the issued Class I shares of both Minera Pozo Seco and Sierra Vieja.  The remaining 1% of the issued Class I shares of each of Minera Pozo Seco and Sierra Vieja are held by Dan MacInnis, President, CEO and a director of the Company, in trust for the Company. The Company effectively has 100% beneficial ownership of both Minera Pozo Seco and Sierra Vieja. The registered and records office of each is located at Paseo de Los Tamarindos 60, Bosques de Las Lomas, 05120 Mexico, D.F., Mexico.

MAG Silver Corp.

2011 Annual Information Form

Exhibit 1: Corporate structure as at December 31, 2011 (and March 30, 2012):

MAG Silver Corp.
0890887 B.C. Ltd.
0891512 B.C. Ltd.
0892249 B.C. Ltd.
Dsub0890887 CooperatiefU.A.
STPF B.V.
99%
99%
99%
Los Lagartos S.A. de C.V.
Lagartos SE & NW @ 100%
Minera Pozo Seco, S.A. de C.V.
Minera Sierra Vieja, S.A. de C.V.
44%
Minera Juanicipio, S.A. de C.V.
Juanicipio Property
Cinco de Mayo Mineral Asset
Other Mineral Assets (1)

(1)Other Mineral Assets = *Batopilas, Guigui, La Mojina, La Lorena, Nuevo Mundo, Esperanza, LAG 5 claim.*

The following table lists the subsidiaries of the Company and a company in which MAG holds a significant interest, together with the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each such subsidiary:

Name	Percentage of Ownership	Jurisdiction of Organization
Minera Los Lagartos, S.A. DE C.V.	100% (1)	Mexican Republic
Minera Juanicipio, S.A. DE C.V.	44% (2)	Mexican Republic
0890887 BC Ltd.	100%(3)	Canada
0891512 BC Ltd.	100%(3)	Canada
0892249 BC Ltd.	100%(3)	Canada
DSUB0890887 Cooperatief U.A.	100%(4)	Netherlands
STPF B.V.	100%(5)	Netherlands
Mineral Pozo Seco S.A. DE C.V.	100%(6)	Mexico
Mineral Sierra Vieja S.A. DE C.V.	100%(6)	Mexico

Notes:

(1)

On October 9, 2005 the assets of Lexington Capital Group Inc., previously a subsidiary of the Company, were merged with Lagartos, so that all of the Company’s interests in the Juanicipio claim were held by Lagartos.

(2)

44% interest is owned by Lagartos, which in turn is wholly owned by the Company.

MAG Silver Corp.

2011 Annual Information Form

(3)

0890887 BC Ltd., 0892249 BC Ltd., and 0891512 BC Ltd. were incorporated on September 21, 2010, September 28, 2010, and October 6, 2010 respectively and are wholly owned by the Company.

(4)

DSUB0890887 Cooperatief U.A. was incorporated on October 11, 2010 in the jurisdiction of the Netherlands, and is wholly owned by 0890887 BC Ltd. and 0892249 BC Ltd.

(5) STPF B.V. was acquired by DSUB0890887 Cooperatief U.A. on October 12, 2010.

(6) Minera Pozo Seco and Sierra Vieja were incorporated in Mexico on September 27, 2010.

GENERAL DEVELOPMENT OF THE BUSINESS

MAG is a company based in Vancouver, British Columbia, Canada focused on the acquisition, exploration and development of district scale projects located in the Mexican Silver Belt.  The Company’s Common Shares trade on the Toronto Stock Exchange under the symbol MAG and on the New York Stock Exchange Amex under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America.

The Company’s two material properties at the date of this AIF are its 44% joint venture interest in the Juanicipio property and the 100% owned Cinco de Mayo property.  The Company also owns 100% of the less advanced Lagartos (NW and SE) property, which is considered a principal property at this time.  Of these three, the Juanicipio property is the most advanced and has been the most important valuation factor for the Company.  Cinco de Mayo advanced with an initial resource estimate on a molybdenum and gold deposit (Pozo Seco) completed in August 2010, followed by subsequent drilling throughout 2011.

The roughly 8,000 hectare Juanicipio property is located in Zacatecas State, Mexico just outside the mining town of Fresnillo. The Juanicipio property lies five kilometres west from the principal production head-frame of the Fresnillo Mine and 2.5 kilometres west from the Saucito Vein, owned by Fresnillo and currently undergoing production and expansion development. The Fresnillo mine area has been in almost continuous silver production since the 1550s and today is host to the world’s largest producing primary silver mine operated by Fresnillo.

The Company initially acquired a 100% interest in the Juanicipio property in 2002 for a series of payments totaling $919,458 and consisting of $486,125 in cash and $433,333 for the issue of 366,667 Common Shares.  From 2005 to 2007, Peñoles acquired a 56% interest in the Juanicipio property by conducting US$5,000,000 of exploration on the property over two years and purchasing US$1,000,000 of Common Shares of the Company from treasury at market price.  Since Peñoles completed its earn-in for a 56% project interest, the Company has been responsible for 44% of ongoing project exploration costs.

In December 2007, Lagartos and Peñoles established a joint venture company Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), to hold and operate all mineral and surface rights related to the Juanicipio property.  In early 2008, Peñoles transferred its interests in Minera Juanicipio to its controlled precious metals company, Fresnillo, which was subsequently listed by way of an initial public offering on the London Stock Exchange. Peñoles maintains controlling ownership of Fresnillo.

MAG Silver Corp.

2011 Annual Information Form

To December 31, 2011, the Company recorded a total investment in the Juanicipio project to its own account in the amount of $15,164,462.

The 100% owned Cinco de Mayo property, is a silver, lead, zinc, molybdenum and gold exploration property located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico (the “Cinco de Mayo property”). The Cinco de Mayo property is subject to a 2.5% net smelter returns royalty payable to the optionee, Minera Cascabel S.A. de C.V. (“Cascabel”),” a related party to the Company (see “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS” below). In 2008 and 2009, several mining concessions internal or adjacent to Cinco de Mayo were acquired and surface rights over a small portion of the project area were also acquired and during 2010, MAG entered into two option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Cinco de Mayo project consists of three major parts: the Pozo Seco high grade molybdenum-gold resource area, the Jose Manto silver-lead-zinc body and the surrounding Cinco de Mayo exploration area.

To December 31, 2011, the Company has incurred a total of $36,208,330 in exploration and evaluation expenditures on the project. Cinco de Mayo is the most advanced of MAG’s four Carbonate Replacement Deposit (“CRD”) style targets.

The Company acquired the 135,000 hectare Lagartos exploration concessions by staking in 2006.  The two claim groups, Lagartos NW and Lagartos SE, lie along the “Fresnillo Silver Trend”, a large regional structural zone hosting the world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts. Lagartos NW lies northwest of the Juanicipio property and the Fresnillo District, and Lagartos SE surrounds the Zacatecas District.  To December 31, 2011, the Company has incurred $12,221,781 in exploration and evaluation expenditures on the combined Lagartos land positions.

Three Year History

Year Ended December 31, 2009

During the year ended December 31, 2009, 161,003 stock options were exercised for cash proceeds of $381,027, and there were no equity financings undertaken in the year.

For the year ended December 31, 2009, the Company incurred $2,156,057 in property acquisition costs and $14,389,336 in exploration expenditures on its own 100% held properties.  During 2009 the Company also wrote off deferred acquisition costs of $1,525,903 and deferred exploration costs of $2,192,615 related to terminated or abandoned projects in Mexico.

During 2009 the Company increased exploration expenditures in an effort to advance MAG’s 100% owned properties.  Drilling on these properties (Cinco de Mayo, Salemex, Sierra Ramirez, Lagartos SE, San Ramone and Nuevo Mundo) totaled 72,810 metres for the year.

As a result of Fresnillo’s intended hostile bid for the Company announced in December 2008 and Fresnillo’s position as an insider of the Company due to their 19.8% shareholding of MAG at that time, applicable securities law required that a formal valuation of the Company be prepared by an independent valuator under the supervision of an Independent Committee of the board of directors of the Company prior to Fresnillo commencing its takeover bid. MAG appointed an Independent Committee which engaged TD Securities as independent valuator and Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) as independent technical consultant. By the first week of January 2009, the independent valuator was on site at Juanicipio to begin the valuation.  The independent valuation process was ongoing until February 1, 2009, when the Independent Committee suspended the valuation work because Fresnillo neglected or refused to provide the valuator with critical information in the sole possession of Fresnillo that the Independent Committee considered critical to the completion of a reliable valuation.

MAG Silver Corp.

2011 Annual Information Form

On June 18, 2009, in connection with MAG's formal application to the Ontario Securities Commission (“OSC”) to compel Fresnillo to produce critical information needed to complete an independent valuation report for the non-Fresnillo shareholders of the Company as required by Multilateral Instrument 61-101, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo's repeated assertions that critical documents concerning Fresnillo's regional development plans adjacent to the Juanicipio joint venture property and other information required in connection with the independent valuation of MAG did not exist.  Within two working days of this order Fresnillo withdrew its intention to make a hostile bid, obviating the need to comply with the OSC order.

During Fresnillo’s hostile bid attempt, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce (“ICC”) pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement. It was always MAG’s position that an unsolicited hostile bid by Fresnillo was prohibited by the terms of the Shareholders Agreement and MAG sought a ruling as to whether or not Fresnillo could acquire control of MAG without the consent of MAG’s board.  MAG also sought relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including a claim for damages and other orders arising from Fresnillo’s conduct.

Juanicipio Property

The Company funded $984,920 in 2009 for its 44% share of costs for Minera Juanicipio.  To year end December 31, 2009, the Company had invested a cumulative total of $9,382,075 in Minera Juanicipio to fund its 44% share of expenditures on the Juanicipio property.

An updated NI 43-101 compliant resource estimate for the Juanicipio Property was completed in March 2009 by Scott Wilson RPA. The total indicated mineral resource for the Valdecañas Vein (including the Hanging Wall Vein) was estimated at 2.95 million tonnes of 879 grams per tonne (g/t) silver, 2.22 g/t gold, 2.39% lead and 4.15% zinc.  The total inferred mineral resource (Valdecañas, Footwall and Hanging Wall Veins and the Stockwork Zone) was estimated at 7.21 million tonnes of 458 g/t silver, 1.54 g/t gold, 1.89% lead and 3.14% zinc.  The total contained metals in the indicated mineral resource were 83 million ounces of silver, 210,000 ounces of gold, 155 million pounds of lead and 269 million pounds of zinc.  The inferred mineral resources were estimated to contain an additional 106 million ounces of silver, 356,000 ounces of gold, 301 million pounds of lead and 498 million pounds of zinc.  A NI 43-101 technical report documenting the mineral resource estimate was filed on SEDAR on April 8, 2009.

On August 19, 2009 independent engineering firm Wardrop, a Tetra Tech Company, (“Wardrop”) delivered a NI 43-101 scoping study on the Valdecañas Vein. Commissioned by Minera Juanicipio, this preliminary economic assessment for a standalone operation demonstrated very positive economics, even without taking into account the benefit of potential regional synergies from developments completed and/or recently announced on the adjoining property owned by Fresnillo.

MAG Silver Corp.

2011 Annual Information Form

A total of 19,833 metres of diamond drilling was completed on the Juanicipio joint venture to early December 2009.  Of that total, 11,700 metres were drilled on the Valdecañas Vein, 5,611 metres on the Juanicipio Vein and 2,478 metres drilled on other structural or vein targets.  The drill program continued to yield high grade silver, gold, lead and zinc returns.  Since drilling began in 2003, a total of approximately 79 bore holes had been completed on the property by the end of 2009.  Collectively these intersections combined to show the high grade silver/gold zone to have a vertical height of almost 450 metres and have established a strike length for this zone of approximately 1,500 metres.

At the board meeting in December of 2009 the board of Minera Juanicipio approved an exploration budget of US $4.4M (100%) for 2010. On March 16, 2010, the Minera Juanicipio board approved an amendment to the 2010 exploration budget to include a further of US$1.5 million (100%) engineering budget for a prefeasibility study.  Commencement of the prefeasibility study would be subject to completion of a resource audit and update planned for June 2010 whereby at least 50% of the total contained silver could be categorized as an indicated mineral resource.  To the end of 2009, almost 47% of the total contained resource ounces were classified as indicated mineral resources.

Cinco de Mayo Property

As a result of the 2009 drill program, the Cinco de Mayo property was advanced with significant drill results.  The extensive, near surface Pozo Seco molybdenum and gold mineralized zone was discovered about five kilometres southwest of the Jose Manto zone.  The high grade molybdenum mineralization hosted in silicified breccias sits geologically above a large regional positive magnetic anomaly.

The discovery was augmented by work in the spring of 2009 whereby two large regional airborne surveys were flown over the Cinco de Mayo property by Geotech Ltd. (“Geotech”).  Results from both surveys were encouraging and a number of drill targets were identified.  The Pozo Seco molybdenum-gold zone was delineated as a high priority follow up target by both survey methods and work continued throughout 2009 to expand and delineate this unique zone.

The Company expended $1,630,305 in acquisition costs and $7,128,094 in exploration costs at Cinco de Mayo during the year ended December 31, 2009.

Lagartos SE & NW Properties

Lagartos SE had exploration focused on finding the eastern extensions to the major vein sets of the past producing Zacatecas Silver District, with significant success.  Drilling in late 2009 appeared to have discovered the continuation of the prolific Veta Grande Vein, the second most important production vein in the Zacatecas district.  The holes were targeted along the direct projection of the vein, approximately 500 metres east of its last confirmed outcropping.  This discovery shows that this important and historic vein is open along strike from areas of past production, including an additional 4 kilometres of possible projection on MAG’s wholly owned property.  In a second discovery in the same vicinity, holes drilled in the Puerto Rico Vein, which runs parallel to the Veta Grande Vein, encountered high-grade silver mineralization.  Accompanying low base metal values indicated the vein was likely intersected at a high level.  Later work was focused on exploring these significant results with the idea of applying the same exploration model to the many other vein sets that disappear under cover along the eastern side of the district.

MAG Silver Corp.

2011 Annual Information Form

The Company expended $3,372,345 in exploration costs on the combined Lagartos properties in the year ended December 31, 2009.

Year Ended December 31, 2010

On May 18, 2010, the Company closed a brokered private placement for 4,603,500 Common Shares of the Company at a price of $7.65 per share for gross proceeds of $35,216,775. The Company paid a 5.0% commission to the underwriters of $1,760,839, and legal, syndicate, and filing costs totaled an additional $307,214. Consistent with the public offering document, the net proceeds of the offering ($33,148,722) are being used to fund exploration and predevelopment of Juanicipio and Cinco de Mayo, as well as the Lagartos properties and other properties, as well as for general working capital. During the year ended December 31, 2010, 1,241,545 stock options were exercised for cash proceeds of $3,398,991. At December 31, 2010, the Company had cash on hand of $39,825,071.

Early in 2010, further to the arbitration proceedings commenced by MAG in 2009, an arbitral tribunal was established in the arbitration proceedings, and on April 20, 2010, the ICC Court provided notice to both MAG and Fresnillo that the procedural terms of reference and a preliminary timetable had both been approved. As part of the arbitration proceedings, the Company filed various documents and evidence in support of its claims and, in October 2010, a hearing was held in Mexico City before the ICC arbitral tribunal. Written legal submissions were then submitted to the arbitral tribunal in December 2010, with the expectation of a tribunal decision by April 30, 2011 (see 2011 below).

Juanicipio Property

At the time, the Juanicipio property hosted two significantly identified high grade silver (gold/lead and zinc) veins: the Valdecañas Vein and the Juanicipio Vein.  In 2010 a total of 28,401 metres of diamond drilling was completed on the Juanicipio property.  Of that total, 11,336 metres were drilled on the Valdecañas Vein; 9,138 metres on the Juanicipio Vein; and 7,927 metres were drilled on testing “other” targets. The 2010 drill program continued to yield high grade silver, gold, lead and zinc assays.  Since drilling began in 2003, a total of approximately 113 bore holes had been completed to December 31, 2010.  Collectively these intersections combined to show the high grade silver/gold Valdecañas Vein to have a vertical height of almost 450 metres (starting at 350 metres below surface) and have established a strike length for this zone of approximately 1,500 metres from the eastern to northwestern boundary of the property.

Drilling on the Juanicipio Property is conducted by the project operator Fresnillo, with the Company’s share of costs funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent directly to cover other costs related to direct oversight of the field and drilling programs executed on the property. For the year ended December 31, 2010, the Company’s joint venture advances and direct expenditures totaled $2,931,467, comprising $2,767,875 as its 44% share of cash advances, and a further $163,592 expended directly by the Company on project oversight and on a resource estimate on the property. Drilling in 2010 was primarily directed to the Valdecañas Vein in order to convert a substantial portion of the inferred mineral resource to an indicated mineral resource. Work was also designed to explore along the Juanicipio Vein for a potential bonanza zone and the drilling in “other” areas continued the search for other as yet undiscovered veins elsewhere on the Juanicipio property.

MAG Silver Corp.

2011 Annual Information Form

In July of 2010, Minera Juanicipio engaged AMC Mining Consultants (Canada) Ltd (“AMC”) to undertake the preparation of a technical study for the development of a ‘standalone’ underground silver mine on the Valdecañas Vein of the Juanicipio property (the “AMC Study”).  The AMC Study was commissioned as one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed and was expected to include a compilation of possible mine development scenarios and their associated economic advantages. The AMC Study when completed, would comply with NI 43-101, and is to be issued in the form of an updated Preliminary Economic Assessment (“UPEA”), based on both Indicated and Inferred Resources.  The AMC Study was still in progress at the end of 2010.

On December 1, 2010, the Company announced an updated mineral resource estimate for the Juanicipio Property prepared by Scott Wilson RPA on behalf of the Company. The updated mineral resource estimate was based on drill results available to September 8, 2010 and used methods similar to the previous resource estimate of March 2009.  A NI 43-101 technical report documenting the mineral resource estimate was filed on SEDAR on January 18, 2011.

Although progress continued on the Juanicipio property, the Company continued to advise Fresnillo that it supported a faster development program for the Valdecañas Vein in accordance with industry’s best practices in order to ensure the best financial results for the property.

Cinco de Mayo Property

During the year ended December 31, 2010, approximately 59,192 metres were drilled in 175 holes at the Cinco de Mayo property. The 2010 program, initially budgeted at approximately $4.7 million dollars, started very aggressively with 5 drills to outline and delineate the Pozo Seco molybdenum-gold zone.  Exploration results warranted accelerated and expanded programs, and the Company re-evaluated its exploration plans during the third quarter of 2010 and increased its 2010 Cinco de Mayo budget to $8.8 million.  By year end December 31, 2010, the Company had incurred exploration and evaluation expenditures of $10,342,852 at Cinco de Mayo exceeding budgeted expenditures as drilling results continued to demonstrate a high exploration and resource potential to justify the additional exploration activity.

The Pozo Seco molybdenum-gold zone lies above a strong two-by-three kilometre positive magnetic anomaly approximately five kilometres south of the Jose Manto zone.  During 2010, 64 holes were drilled into molybdenum-gold or gold mineralization, starting at or near the surface and in a broad, gently east-dipping breccia developed along the strong northwest-trending Lucia Fault zone.  In April 2010, the thickest molybdenum intercept to date on the Cinco de Mayo property was reported.  Starting at a depth of two metres, Hole 221 reported 278.42 metres of 0.052% molybdenum with 0.10 g/t gold, which includes several high-grade zones such as at 34.06 metres (115.29 to 149.35 metres depth) grading 0.158% molybdenum with 0.21 g/t gold.

Based on drill results available to July 12, 2010, Scott Wilson RPA prepared a NI 43-101 technical report entitled “Technical Report on the Pozo Seco Mineral Resource Estimate, Cinco de Mayo Project, Chihuahua, Mexico” (the “Pozo Seco Technical Report”) dated and filed under MAG’s SEDAR profile on September 10, 2010.  At a cut-off grade of 0.022% molybdenum, the indicated mineral resources are estimated at 29.1 million tonnes grading 0.147% molybdenum and 0.25 g/t gold, containing 94.0 million pounds molybdenum and 230,000 ounces gold.  Inferred mineral resources are estimated at 23.4 million tonnes grading 0.103% molybdenum and 0.17 g/t gold, containing 53.2 million pounds molybdenum and 129,000 ounces gold.

MAG Silver Corp.

2011 Annual Information Form

Pozo Seco’s molybdenum mineralization is comparable in style to molybdenum-bearing mineralization that occurs in the proximal parts of several of the largest Mexican CRD systems. However, it is many times more extensive than the largest known occurrence in the San Martin-Sabinas skarn-CRD system in Zacatecas. Furthermore, Pozo Seco-style gold bearing, silicified limestone breccias (jasperoids) are also common in Mexican CRD systems. However, the Pozo Seco gold mineralized jasperoid is substantially larger than the largest known occurrence in the Santa Eulalia CRD-skarn system in central Chihuahua.

Metallurgical testing began in May 2010 to assess the recoverability of both molybdenum and gold in the Pozo Seco deposit and is ongoing. Gravitational separation, leaching and flotation techniques were being tested.

Lagartos NW & SE Properties

The Company owns a combined 135,000 hectare land package along the Fresnillo Silver Trend (“FST”), a large regional structural zone that hosts the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  The package has two major claim groups: Lagartos NW and Lagartos SE.  During the year ended December 31, 2010, the Company expended $878,179 on exploration on the combined Lagartos properties, primarily on the Lagartos SE claims.

At December 31, 2010, 44 holes had been drilled in four principal areas within and along the projections of major vein systems in Lagartos SE around the historic Zacatecas District. Drilling in 2009 indicated that at least three major vein systems (Puerto Rico, Mala Noche and Veta Grande) could be traced under alluvial cover to the east of the historic part of the district and it was determined that these targets should be refined with geophysics before additional drilling.  No new drilling occurred in 2010, and most effort was dedicated to obtaining permits for an airborne geophysical survey and gaining long term access rights for drilling once said survey was completed.

A 1,200 line kilometre airborne Electro Magnetic (“EM”) survey contract was awarded to Geotech, of Aurora, Ontario. The survey consisted of VTEM and aeromagnetic coverage of the east side of the property including the San Ramone area optioned by the Company from Castle Resources Inc. The survey was completed in late December 2010. The information indicated that the structures could be mapped to the east by the EM and Magnetic surveys and contained targets that warranted drilling in 2011.

Work in 2010 also involved extensive geological work and sampling on the LAG 5 claim block situated to the south of Zacatecas city. It covers the southern extension of the El Orito vein system, a historic subset of the Zacatecas district characterized by north-south trending epithermal veining carrying significant gold in addition to silver mineralization.  Targets have also been developed here for drilling in 2011 once permits are obtained.

MAG Silver Corp.

2011 Annual Information Form

Year Ended December 31, 2011

During the year ended December 31, 2011, 505,525 stock options were exercised for cash proceeds of $1,939,789 and there were no equity financings undertaken during the year. At December 31, 2011, the Company had cash on hand of $26,662,581. The combined 2011 exploration and evaluation expenditures on all properties totaled $12,127,175.

On May 5, 2011, the Company announced that it had received a favourable unanimous ruling dated April 28, 2011 of a three member arbitral panel of the ICC with respect to the arbitration proceedings against Fresnillo (see 2009 and 2010 above). The ICC upheld MAG's interpretation that Fresnillo’s unsolicited hostile takeover offer breached the standstill provision in the Shareholders Agreement and, in accordance with Mexican law, awarded MAG US$1.86 million (CDN$1,799,775) in damages.  The damage award represents MAG's direct costs of defending Fresnillo’s improper take-over bid in late 2008 and 2009.  More importantly, by upholding the standstill provision, the ICC has confirmed that MAG and its shareholders are protected from a further opportunistic take-over bid by Fresnillo.  On May 31, 2011, MAG received payment of the US$1.86 million award from Fresnillo.

Juanicipio Property

For the year ended December 31, 2011, the Company’s joint venture advances and direct expenditures totaled $2,627,284, comprising $2,188,177 as its 44% share of cash advances to Minera Juanicipio, and a further $439,107 expended directly by the Company on project oversight and on a parallel resource estimate on the property (see "Updated Independent Resource Estimate – Roscoe Postle Associates Inc." below).

Exploration of the Juanicipio Property is designed by the Minera Juanicipio Technical Committee, approved by the Minera Juanicipio Board of Directors and executed by the project operator, Fresnillo. Exploration expenditures incurred directly by Minera Juanicipio for the year amounted to US$5.5 million, with 27,870 metres of drilling completed on the property in 37 holes, representing approximately 90% of the final 2011 budgeted drilling.  Drilling in 2011 was directed to the Valdecañas Vein in order to continue to convert inferred resources into indicated resources, and exploration work also continued along the Juanicipio Vein for a potential bonanza zone and delineation of an emerging ore shoot on the east end of the vein. Exploration also focused on new areas in the search for other deeply buried veins on the Juanicipio property.

In August 2011, Minera Juanicipio confirmed the discovery of a new high grade structure on the Juanicipio Property. The “Las Venadas” Structure lies approximately mid-way between the Valdecañas and Juanicipio Veins. Fresnillo reported that drill Hole 43P has a vein intercept of 3.82 metres (true width) grading 491 grams per tonne (“g/t”) silver (14.3 ounces per ton (“opt”)) and 2.70 g/t gold, with negligible lead and zinc.  Within the intercept is a higher grade zone reporting 1.52 metres (true width) grading 965 g/t silver (28.1 opt) and 6.39 g/t gold.  A further down dip bore hole, Hole 44P, cut 2.43 metres (true width) of 0.44 g/t gold and 121 g/t silver. Collectively these three bore holes (all on one section) confirm the discovery of a new vein on the Juanicipio property. The significance of this new vein remains to be determined by further drilling.

The AMC Study

By the second quarter of 2011, after the review of two preliminary working drafts of the AMC Study, it was determined that the AMC Study should be completed based on an updated independent resource estimate.  At a June 2011 board of directors meeting of Minera Juanicipio, the board unanimously approved the hiring of a qualified and internationally recognized independent consultant to carry out an independent updated resource estimate based on drilling done on the property up to June 2011.  Strathcona Mineral Services Limited (“SMS”) was contracted in July 2011 to prepare the independent resource estimate, which would comply with the provisions of NI 43-101 and would be used by AMC as a basis for the AMC Study.  The updated SMS resource estimate was completed in November and was filed on SEDAR at www.sedar.com on December 1, 2011. In November 2011, the jointly commissioned SMS NI 43-101 independent resource estimate was forwarded to AMC where the block model developed by SMS is being used to form the basis for the AMC Study.

MAG Silver Corp.

2011 Annual Information Form

Updated Independent Resource Estimate -  Roscoe Postle Associates Inc.

On December 19, 2011, the Company announced an independent updated mineral resource estimate (“August 2011 RPA estimate”) for the Juanicipio Property completed by Roscoe Postle Associates Inc. (“RPA”).  The August 2011 RPA estimate was based on drill results available to August 5, 2011 and was prepared on behalf of the Company, in parallel with the June 2011 estimate by SMS.  The Company continues to commission its own mineral resource estimates and technical analyses to ensure the integrity of the resource estimates and analyses conducted and published on behalf of the Joint Venture.  The August 2011 RPA estimate was filed on SEDAR at www.sedar.com on February 2, 2012.

Cinco de Mayo Property

During the year ended December 31, 2011, exploration and evaluation expenditures incurred at Cinco de Mayo totalled $6,377,680 with 25,716 metres drilled in 49 holes.

Bridge Zone

During the fourth quarter of 2011, drilling was undertaken to determine if the extensive sulphide mineralization of the Jose Manto could be linked, a distance of approximately 2,500 metres along strike to MAG’s original 2006 massive sulphide discovery at Cinco Ridge. Seven holes were drilled on 200-250 metre centres over the 1,200 metre strike length of the Bridge Zone.  All seven holes cut massive sulphides at 220 to 365 metres vertical depth.  In detail, these recent sulphide intercepts reflect composite sheeted bodies composed of massive and semi-massive sulphides alternating with thin relatively unmineralized limestone beds. Individual sulphide layers range from 0.4 to 4.3 metres thick and composite manto thickness ranges from 1.2 to 16.3 metres.  As is typical of the Jose Manto, the percentage of massive sulphide ranges from roughly 50% to nearly 100% of the composite manto thickness.  Sulphides are dominated by pyrite, argentiferous galena and dark coloured sphalerite and barite is locally abundant.

Combined with earlier drilling, continuous silver-lead-zinc manto mineralization now appears to extend for at least 4,000 metres from the northern end of the Jose Manto zone to the Cinco de Mayo Ridge intercepts.

The best new hole is Hole CM11-380, which cut 386 g/t (11.3 opt) silver with 14.0% zinc and 8.2% lead over 3.98 metres (298.88 to 302.86 metres downhole) including a high grade core of 1,170 g/t (34.0 opt) silver with 13.7% zinc and 19.1% lead over 0.86 metres. Thin limestone beds separate this principal intercept from additional mineralized layers, creating an overall 11.1 metre interval grading 163 g/t (4.8 opt) silver with 7.8% zinc and 3.7% lead.  All reported intercepts appear to be true width.

MAG Silver Corp.

2011 Annual Information Form

Polaris Area

In the second quarter of 2011, the Company announced high-grade, silver-rich sulphide and skarn-altered intrusion intercepts from exploration drilling in the “Polaris” area in the northwestern part of the Cinco de Mayo property. The first two holes in the area hit what appeared to be the same set of sheeted sulphide replacement veins. The intercepts were approximately 50 metres apart with mineralization in both holes consisting of a series of parallel veins ranging from 0.25 to 3.5 metres in width that occur within an overall zone 20 to 35 metres wide. The principal vein in Hole CM11-343 is 2.81 metres wide and grades 483 g/t (14.1 opt) silver, 0.22 g/t gold, 4.52% lead and 11.74% zinc. The same vein is seen in Hole CM11-335 and is 1.42 metres wide reporting 287 g/t (8.3 opt) silver, 0.24 g/t gold, 2.67% lead and 1.40% zinc, with the interval from 527.11 to 527.68 (0.57 metres) carrying 639 g/t (18.6 opt) silver, 0.35 g/t gold, 5.42% lead and 2.35% zinc. In addition, both holes cut multiple additional parallel sulphide veins and veinlets and highly altered felsite and intermediate dykes. Additionally a highly skarn-altered intrusion was cut in Hole CM11-349, drilled 250 metres southwest of Holes CM11-335 and CM11-343. These holes were the first to hit a significant intrusive body in the ongoing search for large-scale intrusive-contact mineralization that is believed to exist at Cinco de Mayo. Exploration planned for the Polaris area in 2012 will focus on determining the extent and geometry of the dioritic-granodioritic intrusion and where skarn and sulphide mineralization is best developed along its contacts.

Pozo Seco

Molybdenum in the Pozo Seco deposit occurs primarily in the form of the mineral powellite (calcium molybdate: CaMoO4), which is believed to be a primary mineral. Minor amounts of molybdenite (MoS2) are also present. Gold is native and ranges from very fine-grained to visible. Metallurgical testing to determine the best methods for recovering both gold and molybdenum in the Pozo Seco deposit is ongoing with gravitational separation, leaching and flotation techniques being tested. Since late 2010, the company has been working with three different respected metallurgical laboratories in order to find the best technical solution and associated flow sheet for recovering both oxidized molybdenum and free-milling gold from the Pozo Seco resource.

Test work to date indicates that the gold at Pozo Seco is readily recovered with recoveries of over 90%, but at this time test work is focused on the recovery of molybdenum. Recovery of molybdenum from powellite is a semi-pioneering effort made more challenging by the fine grain size of the powellite particles and intimate locking with waste materials, particularly fluorite.  Although the metallurgical testing is taking longer than initially planned, indications are positive and the Company intends to continue with the testing to attain positive metallurgical results and a flow-sheet, which would then allow generation of a Preliminary Economic Assessment.

Lagartos NW & SE Properties

During the year ended December 31, 2011, the Company expended $1,462,255 on exploration on the combined Lagartos properties, primarily on the Lagartos SE claims.

Final results of the Geotech VTEM Airborne Survey flown in late 2010 of the Veta Grande and Malanoche Veins (Lagartos SE) were received in February 2011 and were processed and interpreted.  Permits to drill were received and drilling commenced in late August 2011.  At year end, three holes had been completed on the Veta Grande extension target for which no significant results were found.

MAG Silver Corp.

2011 Annual Information Form

Targets have also been identified in the southwestern part of the Zacatecas District at Lagartos SW.  Several very strong vein breccia structures have been identified, mapped and sampled.  Permitting to test these structures at depths of 250 to 300 metres below outcrop exposures was completed in the third quarter of 2011 and drilling commenced in the fourth quarter. At year end no significant results were found.

In summary, drilling in 2011 on the east side of the Zacatecas District was unsuccessful in tracing the Veta Grande eastward.  Drilling on Lagartos Sur was more promising in testing the El Orito Structure. More holes will be required to investigate the structure at depth.

No significant work was conducted at Lagartos NW during 2011.

Current Fiscal Year (Subsequent to December 31, 2011)

The Company maintains a strong cash position at March 29, 2012 of approximately $21.7 million. The Company continues to explore its properties in Mexico and intends to grow its independent project portfolio through successful exploration and acquisitions.

In 2012, over 58,000 metres of diamond drilling are planned on five separate projects, including the Juanicipio Joint Venture and Cinco de Mayo project area. The Company has approved a preliminary 2012 exploration budget totalling $10.9 million.

In late December 2011, Fresnillo and MAG jointly approved a preliminary 2012 exploration budget based on the recommendation of Minera Juanicipio’s Technical Committee totalling US $8.5 million, an increase of US $4 million or 89% over the 2011 budget. The 2012 budget calls for a 36,000 metre drill program which will see 10,000 metres earmarked for the Valdecañas Vein; an additional 6,500 metres targeted for the newly discovered vein and structure at Las Venadas; 4,000 metres planned to the West at the Juanicipio Vein; and, the remaining 15,500 metres heavily weighted to exploration in the search for new vein discoveries.  In addition, MAG will spend an additional $840,000 for its own direct project oversight and parallel studies, resulting in a total MAG 2012 budget for Juanicipio of $4.6 million.

The finalization of the AMC Study is part of this approved budget.  Subsequent to the year end, the Company and its advisors have been diligently reviewing all draft work provided by AMC.  A recent Technical Committee meeting was held on March 9, 2012 and attended by the Company, Fresnillo and AMC, to review some of the key inputs for the study, to discuss certain analyses and to set a final timeline for completion of the study.  As a result of the work plan agreed at the March 9 meeting, the timeline for delivery of the final report has been delayed by a few weeks.  Although no assurances can be made regarding the timing for delivery of the final AMC Study, Minera Juanicipio now anticipates that the study will be completed in May 2012.  It is anticipated that the 2012 Minera Juanicipio budget will be reviewed and amended to reflect the recommendations in the final AMC UPEA once completed.

MAG’s 2012 exploration budget also includes $3.5 million for drilling at the Cinco de Mayo property (including Pozo Seco and Jose Manto). This includes 15,000 metres of drilling targeted at delineation drilling and offsets of the new high grade silver/lead/zinc intercepts discovered in 2011 along the mineralized corridor between Jose Manto and Cinco Ridge.  The goal is to determine the width and continuity of mineralization in the zone and to pin point where mineralization in the manto is thickest. It is expected that this will yield a preliminary resource assessment by mid-year.  Drilling has begun with three drill rigs dedicated to the Jose Manto and its extensions.

MAG Silver Corp.

2011 Annual Information Form

The exploration program for Lagartos SE is budgeted for $870,000 to complete the drilling of targets previously identified at the El Orito on the west side of the Zacatecas District.

For more information on the Company’s progress and intentions for its principal properties please refer to the Mineral Projects section below.

DESCRIPTION OF THE BUSINESS

General

The Company is in the mineral acquisition, exploration and development business. The Company is in the exploration and predevelopment stage and there is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the Company’s properties is determined. Even if the Company completes its exploration program and is successful in identifying a mineral deposit, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit or reserve.

Employees

The Company’s business is administered from its head office in Vancouver, British Columbia, Canada.  As of December 31, 2011, the Company had nine full time employees.

Specialized Skill and Knowledge

Many aspects of MAG’s business require specialized skill and knowledge. Such skills and knowledge include the areas of geology, engineering, accounting and mine planning. While recent increased activity in the mining industry has made it more difficult to locate competent employees in such fields, MAG has found that it has been able to locate and retain such employees.

Competitive Conditions

Competition in the mineral exploration and production industry is intense. The Company competes with a number of large, established mining companies with greater financial resources and technical facilities, for the acquisition and development of mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants and the equipment required to continue the Company’s exploration activities.

Economic Dependence

The Juanicipio property, in which the Company owns a 44% joint venture interest, is considered one of the two material properties of the Company, and of all of the Company’s properties, the Juanicipio property is the most advanced and has been the most important valuation factor for the Company.  The Company’s interest in the Juanicipio property is held through its indirect 44% ownership of Minera Juanicipio, and is governed by the terms of the Shareholders Agreement with Fresnillo.

MAG Silver Corp.

2011 Annual Information Form

The terms of the Shareholders Agreement governing the operation of Minera Juanicipio provide effective control to Fresnillo over many of the activities of Minera Juanicipio, as Fresnillo holds a majority (56%) of the shares of Minera Juanicipio. While a limited number of decisions of the shareholders or the directors of Minera Juanicipio require a special majority of 60%, and in one instance 75%, giving the Company an effective veto over any such decisions, the Company is a minority shareholder of Minera Juanicipio and is dependent on Fresnillo to manage the affairs of Minera Juanicipio in compliance with the Shareholders Agreement, the Articles of Minera Juanicipio and applicable law.  The Shareholders Agreement also calls for adjustments to the interests of the shareholders in Minera Juanicipio where either shareholder fails to fund cash calls within certain specified periods. If the Company fails to fund cash calls, it risks having its interest reduced, may lose its effective veto power over certain decisions and ultimately could have its interest in Minera Juanicipio diluted entirely.

Carrying on Business in Mexico

The Company’s property interests are located in Mexico.  A summary of the regulatory regime material to the business and affairs of the Company is provided below.

Mining Regulation

The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining concessions (currently covering exploration and exploitation).  Concessions are granted by the Mexican federal government for a period of fifty years from the date of their recording in the Public Registry of Mining.  The term of mining concessions previously issued by the Mexican federal government (for exploration and/or exploitation) was automatically extended by the enactment of the recent amendments to the Mexican mining law.  Likewise, due to such amendments, the holders of mining concessions for exploration were automatically authorized to carry out not only exploration work, but also exploitation works.

Holders of concessions may, within the five years prior to the expiration of such concessions, apply for their renewal for the same period of time.  Failure to apply prior to the expiration of the term of the concession will result in termination of the concession.  Concessions are subject to annual work requirements and payment of surface taxes which are assessed and levied on a semi-annual basis.  Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties.

Mineral concessions may also be obtained by foreign citizens or foreign corporations.  Foreign corporations must obtain mineral concessions through the establishment of a branch or subsidiary in Mexico.  Foreign citizens must comply with certain requirements set forth in the Law of Foreign Investment when obtaining mineral concessions.  Foreign citizens are also required to apply for the corresponding authorization before the Ministry of Foreign Affairs and register their investment in the National Registry of Foreign Investment.  In the case of a branch of foreign corporations, in addition to registration in the National Registry of Foreign Investment, additional authorization from the Ministry of Economy is required in order to obtain subsequent registration in the corresponding local Public Registry of Commerce.

MAG Silver Corp.

2011 Annual Information Form

Mexican mining law does not require payment of finder’s fees or royalties to the Government, except for a discovery premium in connection with national mineral reserves and claims or allotments contracted directly from the Mexican Geological Service.  None of the property interests held by Lagartos, Minera Pozo Seco or Sierra Vieja are under such fee regime.  However, holders of exploitation concessions are required to pay surface taxes which are assessed and levied on a semi-annual basis.

Foreign Investment Regulation

Foreign investment regulation in Mexico is primarily governed by the Law of Foreign Investment and its Regulations.  Foreign investment of up to 100% in Mexican mining companies is freely permitted.  Foreign companies or companies with foreign investment in their capital stock must be registered with the National Registry of Foreign Investment which is maintained by the Ministry of Economy.

Environmental Regulation

Mexico has federal, state and municipal laws and regulations relating to the protection of the environment and natural resources (“Environmental Laws”), including laws and regulations concerning water pollution, air pollution, noise pollution, hazardous substances and forest protection.  The principal federal environmental law in Mexico is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the “General Law of Ecological Balance and Environmental Protection” or the “General Law”), pursuant to which general environmental rules and policies have been promulgated addressing air pollution, hazardous substances and environmental impact among various others.

Another federal law particularly relevant for the mining sector is the Ley General para la Gestión Integral de los Residuos and its recently enacted regulations the Reglamento de la Ley General para la Prevención y Gestión Integal de los Residuos,which regulate the generation, handling, transportation, storage and final disposal of hazardous waste, as well as the import and export of hazardous materials and hazardous wastes, and assign liability for ownership and possession of contaminated sites and for contaminating activities.   The Ley General de Desarrollo Forestal Sustentable and its regulations (the “Forestry Protection Laws”) are also relevant, as they address reforestation obligations and compensation measures on projects which may have a deforestation impact, such as certain mining projects.

Applicable Environmental Laws contemplate the creation and regulation of Natural Protected Areas (Areas Naturales Protegidas) which along with Ecological Ordinance Programs (Programas de Ordenamiento Ecológico) constitute two of the main instruments that will regulate the use of land in the areas within their jurisdiction, including restrictions on certain activities and sectors, such as the mining sector.

Additionally, there are a series of “Mexican Official Norms” which are technical standards issued by competent regulatory authorities, pursuant to the Ley General de Metrología y Normalización and to other laws that include the aforementioned Environmental Laws, which establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous wastes and noise control, among others. There are Mexican Official Norms regarding soil contamination (mainly with total petroleum hydrocarbons and heavy metals) and waste management (the “Ecological Standards”). Of particular importance to the mining sector are Mexican Official Norms NOM-120-SEMARNAT-1997 regulating environmental protection of mining activities in certain zones, and NOM-141-SEMARNAT-2003 which addresses certain aspects of tailings (jales de minería) from mining activities, among other Ecological Standards applicable to mining activities.

MAG Silver Corp.

2011 Annual Information Form

The Secretaría de Medio Ambiente y Recursos Naturales (the “Ministry of the Environment and Natural Resources” or “SEMARNAT” for its initials in Spanish) is the federal agency in charge of enacting and overseeing environmental regulation at the federal level, including the General Law and federal statutes and the Environmental Laws, as well as the Ecological Standards.  On enforcement matters the SEMARNAT acts mainly through the “Procuraduría Federal de Protección al Ambiente” (the “Federal Bureau of Environmental Protection” or “PROFEPA” for its initials in Spanish) and in certain cases through other governmental entities under its control, such as the Comisión Nacional del Agua (or National Water Commission).

Environmental Laws also regulate environmental protection in the mining industry in Mexico.  In order to comply with these laws, a series of permits, licences and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project.  Generally, these permits and authorizations are issued on a timely basis after the completion of an application by a concession holder. Additionally, periodic reporting of hazardous wastes and federal air emissions and federal waste water discharges to Federal authorities is required under the Environmental Laws.   To the best of the Company’s knowledge, all of the Company’s property interests are currently in compliance with the Environmental Laws.

In the exploration stage, the cost of complying with such Environmental Laws is included in the exploration budget. Until such time as the Company conducts larger more invasive procedures, such as trenching or bulk sampling, there is only nominal cost associated with compliance with the Environmental Laws. The Company’s programs are not yet sufficiently advanced to allow an estimate of the future cost of such environmental compliance.

Currency

The official monetary unit of Mexico is the Mexican peso. The currency exchange rate freely floats and the country has no currency exchange restrictions.  Nevertheless, following the devaluation of the Mexican peso in December, 1994, uncertainties continue with respect to the financial situation of Mexico.  See “Description of the Business - Risk Factors”, specifically those risk factors dealing with currency fluctuation and inflation.

The following table presents a five-year history of the average annual exchange rates to convert one Canadian dollar into Mexican pesos, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate (Peso/Cdn$)
2011	12.5422
2010	12.2592
2009	11.8385
2008	10.4302
2007	10.1784

Value Added Tax

In Mexico, VAT is charged on all goods and services at a rate of 16% percent.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

MAG Silver Corp.

2011 Annual Information Form

Economic and political instability may affect the Company’s business

From mid calendar 2008 until early 2009 there had been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns. Those macro-economic events negatively affected the mining and minerals sectors in general, and the Company’s market capitalization was significantly reduced during that period.

Although general market conditions have improved, and the market for metal commodities and related products strengthened considerably in 2010 and 2011, there are no assurances with respect to the relative strength and stability of future metal markets.  The Company’s liquidity and its long term ability to raise the capital required to execute its business plans remain uncertain.  As a result the Company will consider its plans, options, and opportunities carefully going forward into 2012 and beyond.

The Company has assessed the carrying values of its mineral properties.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company’s mineral properties (other than the San Ramone property written off in the quarter ended December 31, 2011) have not been impaired at this time. However, should current market conditions and commodity prices worsen and persist in a worsened state for a prolonged period of time, an impairment of mineral properties may be required.

The Company carries on its primary business activities in Mexico and to date this jurisdiction has been stable and favourable.  However there have recently been reports of increased political unrest, police and military enforcement action against drug cartels and a corresponding increase in violent crime in Mexico.  Although the Company’s interests have not been affected by such events to date, the Company’s interests could be adversely affected by risks and uncertainties beyond its control.  These risks and uncertainties include, but are not limited to, exchange controls, currency fluctuations, changes in taxation laws or policies, changes in mining or investment policies, shifts in political attitude, terrorism, hostage taking, military repression, expropriation and nationalization, labour unrest, or the risk of civil unrest or civil war.  Operations could also be negatively affected by changes in various governmental regulations such as, environmental legislation, land use, land claims of local people, water use and mine safety legislation.

Risk Factors

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

MAG Silver Corp.

2011 Annual Information Form

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

Risk Factors Relating to Financing

1.

The Company has a lack of cash flow, which may affect its ability to fund future business activities.  The Company’s expenditures are currently funded from its cash balances, which are the proceeds of previous equity financings. The Company currently has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year.  However, the Company will likely require additional capital in the future to meet its project related expenditures, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements.

2.

Values attributed to the Company’s assets may not be realizable, the Company has no proven performance history and its future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing.  The amounts attributed to the Company’s exploration concessions in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. Further, the Company has no proven history of performance, revenues, earnings or success. As such, the Company’s future liquidity is dependent upon the ability of the Company to obtain the necessary financing to complete the development of its interests and future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

While the Company has been successful in securing financings in the past, given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be favourable to the Company

3.

Adequate funding may not be available, resulting in the possible loss of the Company’s interests in its properties.  Sufficient funding may not be available to the Company for further exploration and development of its property interests.  The Company may not be able to obtain adequate financing in the future or favourable terms or at all.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of properties.

If the Company becomes unable to meet its share of costs incurred under agreements to which it is a party, the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements.  The Company also has options to acquire interests in properties in Mexico and in order to obtain ownership of such properties it must make payments to the current owners and incur certain exploration expenditures on those properties. In order to secure ownership of these properties, additional financing will be required. Failure of the Company to make the requisite payments in the prescribed time periods will result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct certain aspects of its business as described in this AIF.

The Company may not have sufficient funds to: (a) make the minimum expenditures to maintain its properties in good standing under Mexican law; and (b) make the minimum expenditures to earn its interest in such properties.  In such event, in respect of any of the properties, the Company may seek to enter into a joint venture or sell the subject property or elect to terminate its option.

The Company will require new capital to continue to operate its business and to continue with exploration on its properties, and additional capital may not be available when needed, if at all.

MAG Silver Corp.

2011 Annual Information Form

4.

Funding and property commitments will result in dilution to the Company’s shareholders.  It is likely any additional capital required by the Company as described in Risk Factor #2 above will be raised through the issuance of additional equity which may result in dilution to the Company’s current shareholders. Further, the Company, from time to time, may issue Common Shares to earn its interests in properties. Such property related Common Share issuances may also result in dilution to the Company’s current shareholders.

5.

Substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations.  If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, resources may not be discovered in sufficient quantities to justify commercial operations or the funds required for development may not be obtained at all or on terms acceptable to the Company.

Risk Factors Relating to Title

6.

Title to the properties in which the Company has an interest may be in doubt and any challenge to the title to any of such properties may have a negative impact on the Company.  Although the Company has exercised industry standard due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. A full investigation of legal title to the Company’s property interests has not been carried out at this time.  Accordingly, title to these property interests may be in doubt.  Other parties may dispute title or access to the properties in which the Company has an interest.  The Company’s property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by such undetected defects.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur delay and expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

7.

Title opinions provide no guarantee of title and any challenge to the title to any properties may have a negative impact on the Company.  Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned.  In Mexico, a title opinion does not provide absolute comfort that the holder has unconditional or absolute title.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

MAG Silver Corp.

2011 Annual Information Form

8.

Titles to the properties in which the Company has an interest that are not registered in the name of the Company may result in potential title disputes having a negative impact on the Company. All of the agreements under which the Company may earn interests in properties have either been registered or been submitted for registration with the Mexican Public Registry of Mining, but title relating to the properties in which the Company may earn its interests may be held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay, indefinite postponement of further exploration and development of properties or the possible loss of such properties.

Risk Factors Relating to the Company’s Property Interests

9.

The Company is a minority shareholder of Minera Juanicipio and therefore may be dependent on, and subject to, the decisions of the majority shareholder.  The terms of the Shareholders Agreement governing the operation of Minera Juanicipio provide effective control to Fresnillo over many of the activities of Minera Juanicipio since it holds a majority (56%) of the shares of Minera Juanicipio. While a limited number of decisions of the shareholders or the directors of Minera Juanicipio require a special majority of 60%, and in one instance 75%, giving the Company an effective veto over any such decisions, the Company is a minority shareholder of Minera Juanicipio and is dependent on Fresnillo to manage the affairs of Minera Juanicipio and to do so in compliance with the Shareholders Agreement, the Articles of Minera Juanicipio and applicable law.

The Shareholders Agreement calls for adjustments to the interests of the shareholders in Minera Juanicipio where either shareholder fails to fund cash calls within certain specified periods. If the Company fails to fund cash calls, it risks having its interest reduced, may lose its effective veto power over certain decisions and ultimately could be diluted out of Minera Juanicipio altogether.  Fresnillo is a much larger entity with far greater access to financial resources than the Company.

The Company’s interest in the Juanicipio Property is also subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events, for example, could have a material adverse impact on the Company’s operations and financial condition or the viability of its interests held through joint ventures: disagreement with joint venture partners on how to conduct business efficiently; inability of joint venture partners to meet their obligations to the joint venture or third parties; or litigation arising between joint venture partners.

10.

The Company has a significant shareholder that may able to exert influence over the direction of the Company’s business.  Based upon the Company’s review of the insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at March 30, 2012, the Company believes that Fresnillo currently holds approximately 17.51% of the Company’s Common Shares. Accordingly, Fresnillo may have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders of the Company for approval, including mergers and any proposed sale of all or substantially all of the Company’s assets. Unless full participation of shareholders takes place in such shareholder meetings, Fresnillo may be able to approve on its own, or effectively prevent the approval, of any such significant corporate transactions.

MAG Silver Corp.

2011 Annual Information Form

Further, the significant ownership of Common Shares by Fresnillo may delay or deter a change of control of the Company, deprive shareholders of the opportunity to receive a premium for their Common Shares upon any sale of the Company, and affect the market price and liquidity of the Common Shares. The effect of these rights and Fresnillo’s influence may impact the price that investors are willing to pay for Common Shares. If Fresnillo sells a substantial number of Common Shares in the public market, the market price of the shares could decrease.

The presence of a dominant shareholder like Fresnillo, who has: a) made a hostile bid attempt; b) is the Minera Juanicipio Joint Venture operator for the Company; and c) has substantial property holdings surrounding the Minera Juanicipio Joint Venture property, may give rise to potential conflicts of interest, as Fresnillo’s interests may differ from, or be adverse to, the interests of the Company’s other shareholders. Without the consent and cooperation of Fresnillo, Minera Juanicipio may be prevented from entering into transactions that would be beneficial to the Company and its other shareholders.

11.

Mineral exploration is a highly competitive industry.  The mineral exploration industry is intensely competitive and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with substantial capabilities and greater financial and technical resources than the Company.  The Company may be unable to acquire additional attractive mineral properties on terms it considers to be acceptable.  The inability of the Company to acquire attractive mineral properties would result in difficulties in obtaining future financing and profitable operations.

12.

The properties in which the Company has an interest are in the exploration stage, and most exploration projects do not result in commercially mineable deposits.  All of the Company’s property interests are at the exploration stage and there are no known commercial quantities of minerals on such properties.  Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the Company’s properties is determined. Even if the Company completes its exploration program and is successful in identifying a mineral deposit, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit or reserve.  Most exploration projects do not result in the discovery of commercially mineable deposits of ores.

Estimates of reserves, mineral deposits and production costs can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The probability of an individual prospect ever having reserves is extremely remote. If a property does not contain any reserves, any funds spent on exploration of that property will be lost. The failure of the Company to find an economic mineral deposit on any of its exploration concessions will have a negative effect on the Company.

MAG Silver Corp.

2011 Annual Information Form

13.

The properties in which the Company has an interest are in Mexico.  The Company’s operations are currently conducted in a foreign jurisdiction, Mexico, and, as such, the Company’s operations are exposed to various levels of political, economic and other such risks and uncertainties as extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Mexico's status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business. See “Description of the Business – General - Carrying on Business in Mexico”.

14.

There is no guarantee that licenses and permits required by the Company will be obtained, which may result in the Company losing its interest in the subject property.  The Company’s ability to explore and exploit the property interests is subject to ongoing approval of local governments.  The operations of the Company may require licenses and permits from various governmental authorities.  The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.  Failure to obtain such licenses and permits may adversely affect the Company’s business as the Company would be unable to legally conduct its intended exploration work, which may result in it losing its interest in the subject property.

15.

Environmental regulations are becoming more onerous to comply with, and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations.  The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution.  Failure to comply with such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company's operations. See "Description of the Business - General - Carrying on Business in Mexico - Environmental Regulation".

MAG Silver Corp.

2011 Annual Information Form

16.

Mexican Foreign Investment and Income Tax Laws apply to the Company.  Under the Foreign Investment Law of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits.  Under Mexican Income Tax Law, dividends paid out of “previously taxed net earnings” are not subject to Mexican taxes.  Otherwise, dividends are subject to the Mexican income tax at the corporate level, which presently is 30 percent over a gross up basis (amount of the dividend times 1.4286), payable by the Mexican company as an advance of its annual income tax.  Currently, there is no withholding tax on dividends paid by a Mexican company.

Corporations with their tax residence in Mexico are taxed on their worldwide income, which include all profits from operations, income from investments not relating to the regular business of the corporation and capital gains. The current corporate income tax rate is 30%1.

There is a recent tax imposed on Mexican entities derived only from sale, service, and lease activities.   The Flat Tax (Impuesto Empresarial a Tasa Unica) is calculated by applying 17.5% to the tax base, which is the excess of the total income derived from the taxable activities over the limited authorized deductions.

The VAT is an indirect tax levied on the value added to goods and services, and is imposed on corporations that carry out activities within Mexican territory, including (i) the sale or other disposition of property, (ii) the rendering of independent services, (iii) the granting of temporary use of property, or (iv) the importation of goods and services. The standard value added tax rate is 16%.

17.

Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.  The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results. Several of the Company’s options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican pesos or in US dollars over the next few years. Exploration and development programs to be conducted by the Company in Mexico will also be funded in Mexican pesos or in US dollars. As the Company maintains its accounts in Canadian and US dollars, any appreciation in Mexican currency against the Canadian or US dollar will increase the costs of carrying out operations in Mexico.  Further, any decrease in the US dollar against the Canadian dollar will result in a loss, to the extent that US dollars are held by the Company.  The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

1

For the years through 2012 30%; 2013 the tax rate will be 29%; 2014 and beyond will be 28%.

MAG Silver Corp.

2011 Annual Information Form

18.

None of the properties in which the Company has an interest has any mineral reserves. Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest.  The Company cannot provide any assurance that future feasibility studies will establish mineral reserves at its properties. The failure to establish mineral reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Risk Factors Relating to Mineral Exploration Generally

19.

Mineral exploration and development is a speculative business and most exploration projects do not result in the discovery of commercially mineable deposits.  Exploration for minerals is a speculative venture necessarily involving substantial risk. The expenditures made by the Company described herein may not result in discoveries of commercial quantities of minerals. The failure to find an economic mineral deposit on any of the Company’s exploration concessions will have a negative effect on the Company.

20.

Mining operations generally involve a high degree of risk and potential liability.  Unusual or unexpected formations, power outages, labour disruptions, flooding, explosions, cave-ins, seismic activity, rock bursts, landslides pollution, fire and the inability to obtain suitable or adequate machinery, equipment or labour are several of the hazards and risks involved in the conduct of exploration programs, any of which could result in personal injury or death, damage to property, environmental damage and possible legal liability for any or all damage. The Company maintains insurance against risks in the operation of its business in amounts that it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage and the Company's insurance may not cover all potential risks associated with a company with operations of the nature of those of the Company. There can be no assurance that any such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk. Losses resulting from any uninsured events may cause the Company to incur significant costs that could have a material adverse effect on the Company's operations and financial condition.

21.

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company.  Mineral prices, including gold and silver prices, have fluctuated widely in recent years.  The marketability and price of any minerals that may be acquired by the Company may be affected by numerous factors beyond the control of the Company. These factors include delivery uncertainties related to the proximity of potential reserves to processing facilities and extensive government regulation relating to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business.  Declines in mineral prices may have a negative effect on the Company.

MAG Silver Corp.

2011 Annual Information Form

22.

Rights to use the surface of the Company’s mineral properties are not guaranteed. The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas.  Some properties, like Juanicipio and Lagartos, are near towns and other habitations, but there are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users.  However, there are potential overlapping surface usage issues in some areas.  Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or residential interests.  The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations.  Exploration activities are not materially impacted by competing surface rights issues, although in some areas the Company has been required to negotiate compensation for surface rights holders in order to secure right of access.

General and Miscellaneous Risk Factors

23.

The Company may be subject to litigation, the disposition of which could negatively affect the Company’s profits to varying degrees. All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s operations and financial position. Results of litigation are inherently uncertain and there can be no assurances as to the final outcome.

In 2010, MAG initiated arbitration proceedings with the International Court of Arbitration of the ICC, and in May 2011, the Company announced that it had received a favourable unanimous ruling dated April 28, 2011 of a three member arbitral panel of the International Court of Arbitration of the ICC with respect to the arbitration proceedings against its joint venture partner, Fresnillo. In its ruling, the arbitral tribunal awarded MAG US$1.86 million (CDN$1,799,775) in damages.  Although this dispute between the Company and Fresnillo was ultimately determined in favour of the Company, there can be no guarantee that future disputes between the parties will not arise and lead to further litigation proceedings, the outcome of which is uncertain.

24.

The price of the Company’s Common Shares is volatile.  Publicly quoted securities are subject to a relatively high degree of price volatility.  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. It should be expected that continued fluctuations in price will occur, and no assurances can be made as to whether the price per share will increase or decrease in the future.

25.

Economic and political instability may affect the Company’s business.  From mid calendar 2008 until early 2009 there had been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns. Those macro-economic events negatively affected the mining and minerals sectors in general, and the Company's market capitalization was significantly reduced during that period.

MAG Silver Corp.

2011 Annual Information Form

Although general market conditions have improved, and the market for metal commodities and related products strengthened considerably in 2010 and 2011, there are no assurances with respect to the relative strength and stability of future metal markets.  The Company’s liquidity and its long term ability to raise the capital required to execute its business plans remain uncertain.  As a result the Company will consider its plans, options, and opportunities carefully going forward into 2012 and beyond.

The Company has assessed the carrying values of its mineral properties.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company’s mineral properties have not been impaired at this time. However, should current market conditions and commodity prices worsen and persist in a worsened state for a prolonged period of time, an impairment of mineral properties may be required.

The Company carries on its primary business activities in Mexico and to date this jurisdiction has been stable and favourable.  However there have recently been reports of increased political unrest, police and military enforcement action against drug cartels and a corresponding increase in violent crime in Mexico.  Although the Company’s interests have not been affected by such events to date, the Company’s interests could be adversely affected by risks and uncertainties beyond its control.  These risks and uncertainties include, but are not limited to, exchange controls, currency fluctuations, changes in taxation laws or policies, changes in mining or investment policies, shifts in political attitude, terrorism, hostage taking, military repression, expropriation and nationalization, labour unrest, or the risk of civil unrest or civil war.  Operations could also be negatively affected by changes in various governmental regulations such as, environmental legislation, land use, land claims of local people, water use and mine safety legislation.

26.

There is an absence of a liquid trading market for the Company’s Common Shares.  Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all.  There can be no assurance that the Company will continue to meet the listing requirements of the TSX or the NYSE Amex Equities or achieve listing on any other public listing exchange.

27.

Classification as a Passive Foreign Investment Company (“PFIC”) has adverse income tax consequences for United States shareholders.  The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification will result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these U.S. tax consequences, shareholders and prospective US holders of the Company’s Common Shares are encouraged to consult their own tax advisers.

28.

The Company, its principals and assets are located outside of the United States, which makes it difficult to effect service of process, or enforce within the United States, any judgments obtained against the Company or its officers or directors.  All of the Company’s assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States.  In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico should be in pesos and service of process in Mexico must be effectuated personally and not by mail.

MAG Silver Corp.

2011 Annual Information Form

29.

The Company has outstanding stock options which, if exercised, could cause dilution to existing shareholders.  At March 30, 2012, the Company had 4,108,618 stock options issued and outstanding with a weighted average exercise price of $9.26 per share. Stock options are likely to be exercised when the market price of the Company’s Common Shares exceeds the exercise price of such stock options.  The exercise of such stock options and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders’ percentage interest in the Company.

30.

The Company is dependent on its key personnel, some of whom may not have entered into written agreements with the Company and none of whom are insured by the Company.  The Company is dependent upon the continued availability and commitment of its key management, employees and consultants, whose contributions to immediate and future operations of the Company are of central importance.  The Company relies on its President & CEO, Dan MacInnis, and its other officers, who have entered into written employment agreements with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company’s business plan.  The Company also relies heavily on Dr. Peter Megaw for the planning, execution and assessment of the Company’s exploration programs.  Dr. Megaw, is a director of and consultant to the Company and he is paid a fee for his consulting services based on fair market rates and his submission of invoices for services rendered. The Company has not obtained “key man” insurance for any of its management or consultants. The loss of either Dan MacInnis or Dr. Megaw may have a temporary negative impact on the Company until they were replaced.

31.

The Company has not paid dividends and does not intend to pay dividends in the future. Payment of dividends on the Company’s Common Shares is within the discretion of the Company’s Board and will depend upon the Company’s future earnings, its capital requirements and financial condition, and other relevant factors.  The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

MAG Silver Corp.

2011 Annual Information Form

32.

The Company’s directors and officers may have conflicts of interest which may not be resolved in favour of the Company, which in turn may adversely affect the Company. Most of the Company’s directors do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company.  Although the Company has policies which address such potential conflicts and the Business Corporations Act British Columbia, has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contains any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company.  If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected. See “Directors and Officers” for details of other companies that the Company’s officers and directors are involved with.

Mineral Projects

All of the Company’s mining concessions are located in Mexico and are issued by the Federal Government of Mexico. To maintain 50-year mining concessions the Company must pay semi-annual taxes and file an annual work report. If the Company files for an extension prior to the expiry of the term of a concession, an additional 50-year extension of the mining concession can be obtained. All of the concessions held by the Company directly, or through option, are up to date with respect to Mexican Mining Concession Taxes and work filing requirements.

The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users.  Notwithstanding this there are potential surface usage issues in some areas.  Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or dwelling interests.  Exploration activities are not materially impacted by competing surface rights issues, although in some areas the Company has been required to negotiate compensation for surface rights holders in order to secure right of access. The Company is required to negotiate either leases or acquire surface rights outright in those areas where it may wish to develop mining operations.  As of the date of this AIF, the Company owns surface rights over parts of Cinco de Mayo property. At the Juanicipio property, Minera Juanicipio has acquired some surface rights overlying the Valdecañas and Juanicipio Veins.  No surface rights are held on the remaining properties.

In some of the more remote property locations, the access to water, power and basic infrastructure is limited or non-existent.  Any mining operations undertaken in such areas will need to take the supply of such requirements into consideration.  For the Juanicipio, Lagartos and Cinco de Mayo properties, the available supply or the ability to establish supply, of water, power and infrastructure is considered to be adequate or manageable.

MAG Silver Corp.

2011 Annual Information Form

Juanicipio Property

The information contained herein is prepared by the Company and contains summarized information drawn from its own results and news releases as well as from certain technical reports.  More detailed information on the Juanicipio property, including project description and location, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling sampling, and mineral resource and mineral reserve estimates, can be found in the following technical reports, which are available under the Company’s profile on SEDAR (www.sedar.com):

1.

Filed on SEDAR and dated November 11, 2011:  a NI 43-101 technical report, titled “Mineral Resource Estimate, Minera Juanicipio, S.A. de C.V.” prepared by Qualified Person Henrik Thalenhorst, an employee of Strathcona Mineral Services Limited.

2.

Filed on SEDAR and dated February 1, 2012: a NI 43-101 technical report, titled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” prepared by Qualified Person David A. Ross, P.Geo, of Roscoe Postle Associates Inc.

Introduction

The Juanicipio property covers approximately 7,679 hectares (18,967 acres) and is located in Zacatecas State, Mexico, just outside the mining town of Fresnillo. The Fresnillo mine area has been in almost continuous silver production since the 1550’s and today is host to the world’s largest producing silver mine, operated by Fresnillo.  The Juanicipio property lies 5 kilometres west of the principal production head-frame of the Fresnillo Mine and 2.5 kilometres west of the Saucito Vein, currently under production as well as expansion construction as part of Fresnillo’s regional plan.

Juanicipio: Background of a Significant Silver Discovery

Juanicipio is the most important project in the Company’s portfolio of properties as it hosts a significant discovery of high grade silver-gold veins.  The Valdecañas Vein was discovered in December 2005 and continues to undergo an intensive drill campaign to delineate its full potential.

The Juanicipio property and its potential were first recognized by a consultant in the mid-1990s who subsequently presented the Company with the opportunity to acquire the Juanicipio property.  In a series of business transactions involving shares and cash between July 2002 and July 2003, the Company acquired a 100% beneficial interest in the Juanicipio property through its 100% owned Mexican subsidiary Lagartos.

A series of nine drill holes were drilled by the Company between April 2003 and December 2004.  Significant intercepts of silver and gold were encountered in this early stage drill program. During this period of drilling the Company was approached by Peñoles, a major Mexican mining company, which effective July 1, 2005 was granted an option to earn a 56% interest in the Juanicipio property for conducting staged exploration expenditures totalling US$5,000,000 over four years and purchasing US$1,000,000 of securities of the Company.

MAG Silver Corp.

2011 Annual Information Form

In late 2006, Peñoles made a significant discovery of a wide epithermal vein at depth in the Valdecañas vein, carrying high grade values of silver, gold, lead and zinc.  By May of 2007, Peñoles had fulfilled its expenditure commitment to earn a 56% interest in the Juanicipio property and in December of 2007, the Company and Peñoles incorporated a joint venture company, Minera Juanicipio, to operate the joint venture. Minera Juanicipio is held 44% by the Company through its 100% owned Mexican subsidiary, Lagartos, and 56% by Fresnillo.  Fresnillo is the operator of the project and both parties fund pro-rata all exploration and development programs.

Project Description and Location

The Juanicipio joint venture property is located in central Zacatecas State, approximately 70 kilometres by road northwest of the state capital of Zacatecas City.  Zacatecas City has a population of approximately 255,000 and is located about 550 kilometres northwest of Mexico City.  Zacatecas City is serviced by daily flights from Mexico City.  The property is accessible by Federal Highway 49 northwest from Zacatecas City to Fresnillo, then six kilometres to the southwest along paved and dirt roads.  The centre of the property is located at roughly 102° 58’ east and 23° 05’ north (see Figure 1).

The Juanicipio property covers approximately 7,679 hectares (18,967 acres) and lies within the Mexican Mesa Central or Altiplano. This region is flanked to the west by the Sierra Madre Occidental and to the east by the Sierra Madre Oriental mountain ranges. The Altiplano in this region is dominated by broad alluvium filled valleys between mountain ranges with an average elevation of approximately 1,700 metres AMSL. Local mountain ranges reach 3,000 metres AMSL. Elevations on the Juanicipio property itself range from 2,050 metres to 2,450 metres AMSL and the terrain is moderate to rugged.

Vegetation is sparse and consists mainly of grasses, low thorny shrubs, and cacti with scattered oak forests at higher elevations. Surface water is rare, but groundwater is available.

The climate is warm and arid.  Temperatures vary from 0°C to 41°C and average 21°C.  The average annual precipitation is approximately 290mm, with the period from June to September being the rainiest.  Exploration and development can be carried out twelve months a year.

The closest full service town is Fresnillo, located six kilometres from the property. Fresnillo has a population of approximately 200,000 and has all the services required to support a mining operation including a trained workforce, hospital, and accommodations.

The closest airport with daily air service to Mexico City is located at Zacatecas City.  Both Zacatecas City and Fresnillo are serviced by rail.

There is an electric power substation in Fresnillo.

The only permanent infrastructure on the subject claim is a series of exploration roads used to access drill sites.

MAG Silver Corp.

2011 Annual Information Form

Water is abundant at depth. The Mexican Mining Law states: Article 19 - Mining Concessions grants the right to:

•

Utilize the waters emanating from the works in the mines for their exploration or exploitation, the beneficiation of minerals or substances obtained and the domestic use of personnel employed thereat; and

•

Obtain a preferential right for a concession on the mine waters for any use other than those indicated in the preceding paragraphs, in terms of the applicable law.

Figure 1 - Juanicipio property, Zacatecas State

Accessibility

The Juanicipio Joint Venture is located 70 kilometres by road northwest of Zacatecas City in central Zacatecas State. The property is accessible by taking Federal Highway 49 northwest from Zacatecas City to Fresnillo and then six kilometres to the southwest along paved and dirt roads.

Ownership

The Juanicipio 1 concession was originally staked in 1996, with title eventually granted in 1998.  It was held under the name of Juan Antonio Rosales and covered an area of approximately 28,000 ha. The concession was later acquired by Martin Sutti, who optioned it to Minera Sunshine de Mexico S.A. de C.V (“Minera Sunshine”) until 2001.

MAG Silver Corp.

2011 Annual Information Form

In July 2002, Lagartos optioned the Juanicipio 1 concession. On August 8, 2002, MAG entered into an agreement whereby it could acquire 98% of the issued and outstanding shares of Lagartos. This agreement was later amended such that MAG could acquire a 99% interest in Lagartos and a beneficial ownership of the remaining 1% interest.

On April 4, 2005, MAG announced that it had entered into a joint venture agreement with Peñoles whereby Peñoles could earn a 56% interest in the property by spending US$5 million on or before the end of year four of the agreement.  Peñoles committed to a minimum expenditure of US$750,000 including at least 3,000 metres of drilling in the first year of the agreement.  Peñoles subscribed for US$500,000 in common shares of the Company at the market price on signing and an additional US$500,000 in common shares of the Company if the contract continued into the second year.  All earn-in requirements have been met.

On December 21, 2007, Fresnillo and MAG announced the formation of a new company incorporated in Mexico, Minera Juanicipio, to operate the joint venture.  Minera Juanicipio is 56% held by Fresnillo and 44% held by MAG, with Fresnillo acting as the operator, and all funding of all expenditures shared in proportion to each party’s ownership interest in the joint venture (44% in the case of the Company).

In March 2008, Peñoles’ interest in Minera Juanicipio was acquired by Fresnillo, which subsequently completed its initial public offering, with its common shares being listed on the London Stock Exchange.  To the knowledge of MAG, approximately 77% of the common shares of Fresnillo are owned by Peñoles or its affiliates.

The following is a summary of the financial information of Minera Juanicipio as at December 31, 2011:

Cash and short term investments in the amount of 191,000 pesos ($13,886), value added taxes recoverable and other receivables in the amount of 12.7 million pesos ($922,006) and mineral, surface rights and exploration expenditures in the amount of 431.2 million pesos ($31.4 million).  Payables to Peñoles and other vendors for exploration work amounted to 2.9 million pesos ($210,368), deferred income taxes of 7.4 million pesos ($540,122) and shareholders’ equity was 433.7 million pesos ($31.6 million).  There are no expenses or income in Minera Juanicipio, as all mineral, surface rights and exploration expenditures are capitalized.

The Juanicipio property consists of a single mining concession (Claim #226339) measuring 7,679.21 ha.  The concession was issued on December 13, 2005 and expires on December 12, 2055.

Surface ownership over the area of interest in the northeast portion of the Juanicipio property was held by the Valdecañas Ejido and Ejido Saucito de Poleo. The joint venture has purchased the surface rights of that area for US$1.40 million.

Permitting

A variety of permits are required to undertake an exploration program on the scale of the Juanicipio Project.  These include Soil Use Change Permits, Environmental Impact Permits, Drilling Permits, and various permits regarding generation, storage and disposal of drilling waste materials.  The Juanicipio Joint Venture owns the surface over most of the work area outright, so acquiring surface access permission is obviated.

MAG Silver Corp.

2011 Annual Information Form

The Joint Venture has obtained all of the necessary permits described above for the on-going exploration program and to the best of the Company’s knowledge the Joint Venture is in good standing with SEMARNAT, the Mexican Environmental Protection Agency.

Exploration History

Silver mineralization in the Fresnillo area was discovered in 1554.  Although no records exist prior to the 1970s, the Juanicipio property was likely prospected periodically over the years because of its proximity to Fresnillo mining area.

Peñoles drilled several holes to the northeast of the property in the 1970s and 1980s, prior to the discovery of the nearby San Carlos Vein.  Concerted exploration of the areas adjoining the Juanicipio property was begun by Fresnillo in 2006 based on results from the Valdecañas Vein and San Carlos Vein.

From 2000 to 2001, Minera Sunshine contracted IMDEX Inc./Cascabel S.A. de C.V. (“IMDEX/Cascabel”) to complete property-wide (1:50,000 scale) geological mapping, preliminary rock chip sampling, Landsat image and air photo analysis.  This was followed by more detailed (1:5,000 scale) geological mapping in areas of interest, additional Landsat image analysis, detailed geochemical sampling and a limited amount of Natural Source Audio Magnetotelluric (NSAMT) geophysical surveying.  The NSAMT survey was used to define structures, mainly in the northeastern part of the property. Minera Sunshine obtained drill permits to test this area but was not able to complete the drilling before terminating the option in 2001.

A series of nine drill holes were drilled by the Company between April 2003 and December 2004.  Significant intercepts of silver and gold were encountered in this early stage drill program. During this period of drilling the Company was approached by Peñoles, a major Mexican mining company, which effective July 1, 2005 was granted an option to earn a 56% interest in the Juanicipio property for conducting staged exploration expenditures totalling US$5,000,000 over four years and purchasing US$1,000,000 of securities of the Company.

In late 2006, Peñoles made a significant discovery of a wide epithermal vein at depth in the Valdecañas vein, carrying high grade values of silver, gold, lead and zinc.  By May of 2007, Peñoles had fulfilled its expenditure commitment to earn a 56% interest in the Juanicipio property and in December of 2007, the Company and Peñoles incorporated a joint venture company, Minera Juanicipio, to operate the joint venture. Minera Juanicipio is held 44% by the Company through its 100% owned Mexican subsidiary, Lagartos, and 56% by Fresnillo.  Fresnillo is the operator of the project and both parties fund pro-rata all exploration and development programs.

History of Juanicipio Joint Venture Resource Estimates Studies

In April 2008, Fresnillo reported an initial Mineral Resource estimate for the Valdecañas deposit. In June 2008, MAG retained SRK Consulting (Canada) Inc. (“SRK”) to prepare a NI 43-101 Technical Report documenting the initial Mineral Resource estimate prepared by Fresnillo and audited by SRK.

A second resource estimate by Fresnillo staff incorporating results of the 2008 drilling programs was also audited by SRK Canada and was published as a technical report on behalf of Fresnillo on April 23, 2009.  Also in April of 2009, Roscoe Postle Associates Inc. (“RPA”), then Scott Wilson RPA, prepared a mineral resource estimate on behalf of MAG based on drill hole results available to the end of January 29, 2009.  This work was done independently of the modelling and estimation work by Fresnillo.

MAG Silver Corp.

2011 Annual Information Form

In May 2009, Tetra Tech WEI Inc., formerly Wardrop, was retained by Minera Juanicipio to carry out the preparation of a preliminary economic assessment dated August 2009 on the Valdecañas deposit using the second resource estimate audited by SRK Canada.  The preliminary economic assessment was filed on SEDAR on November 6, 2009.

Based on the recommendations of the Wardrop Scoping Study, infill drilling along the Valdecañas Vein was initiated to convert a significant portion of the inferred mineral resources into indicated mineral resources as the basis for initiating a prefeasibility study based on an updated mineral resource estimate.  A 10 hole program utilizing 4 drills to accomplish this was completed by June 2010 and in July 2010, Minera Juanicipio engaged AMC to undertake the preparation of the AMC Study, a technical study for the development of a ‘standalone’ underground silver mine on the Valdecañas Vein of the Juanicipio property.  The AMC Study was commissioned as one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed and was expected to include a compilation of possible mine development scenarios and their associated economic advantages. The AMC Study when complete, will comply with NI 43-101, and is to be issued in the form of a UPEA, based on both indicated and inferred mineral resources.  However, the AMC Study will not be able to demonstrate the economic and technical viability of the project due to the inclusion of inferred mineral resources.

On December 1, 2010, the Company announced an updated mineral resource estimate for the Juanicipio Property prepared by RPA (then Scott Wilson RPA), on behalf of the Company. The updated mineral resource estimate was based on drill results available to September 8, 2010 and used methods similar to the previous estimate of March 2009.  A NI 43-101 technical report documenting the mineral resource estimate was filed on SEDAR (www.sedar.com) on January 18, 2011.  This RPA resource estimate completed in 2010 also included a first mineral resource estimate for the Juanicipio Vein, which lies roughly 1.1 kilometres south of the Vein. The Juanicipio Vein was initially estimated to contain an inferred mineral resource of 260,000 tonnes grading 553 g/t silver (16.1 opt) and 4.37 g/g gold for almost 4.7 million ounces of silver and 40,000 ounces of gold.

The AMC Study and the SMS Resource Estimate

By the second quarter of 2011, after the review of two preliminary working drafts of the AMC Study, it was determined that the AMC Study should be completed based on an updated independent resource estimate.  At a June 2011 board of directors meeting of Minera Juanicipio, the board unanimously approved the hiring of a qualified and internationally recognized independent consultant to carry out an independent updated resource estimate based on drilling done on the property up to June 2011.  SMS was engaged in July 2011 to prepare the independent resource estimate, which would comply with the provisions of NI 43-101 and would be used by AMC as a basis for the AMC Study.  The updated SMS resource estimate was completed in November 2011 and was filed on SEDAR at www.sedar.com on December 1, 2011. The jointly commissioned NI 43-101 independent resource estimate was then forwarded to AMC where the block model developed by SMS is being used by AMC to form the basis for the AMC Study.

Subsequent to the year end, the Company and its advisors have been diligently reviewing all draft work provided by AMC.  A recent Technical Committee meeting was held on March 9, 2012 and attended by the Company, Fresnillo and AMC, to review some of the key inputs for the study, to discuss certain analyses and to set a final timeline for completion of the study.  As a result of the work plan agreed at the March 9 meeting, the timeline for delivery of the final report has been set back by a few weeks.  Although no assurances can be made regarding the timing for delivery of the final AMC Study, Minera Juanicipio now anticipates that the study will be completed in May 2012.

MAG Silver Corp.

2011 Annual Information Form

SMS Resource Estimate

As noted above, SMS was contracted in July 2011 to prepare the SMS resource estimate to be used by AMC as a basis for the AMC Study.  The updated SMS resource estimate was completed in November 2011.  The updated mineral resource estimate is based on drill results available as of June 1, 2011 and is reported at a physical cut-off grade of 100 g/t of silver (100 g/t Ag).

SMS estimated indicated mineral resources to total 5.7 million tonnes at 702 g/t (22.6 ounces per tonne (opt)) silver, 1.9 g/t gold, 2.2% lead, and 4.2% zinc. Total contained metals in the Indicated Resource are 128 million ounces of silver, 346,000 ounces of gold, 268 million pounds of lead, and 521 million pounds of zinc.  Almost 64% of the total ounces are classified as indicated mineral resources and these lie exclusively in the Valdecañas Vein.

At the same cut-off value of 100 g/t Ag per tonne, SMS estimated inferred mineral resources to total 4.3 million tonnes at 513 g/t (15.0 opt) silver, 1.4 g/t gold, 1.6% lead, and 3.0% zinc.  The inferred mineral resources contain an additional 71 million ounces of silver, 192,000 ounces of gold, 152 million pounds of lead, and 280 million pounds of zinc.  Approximately 36% of the total silver ounces are classified as Inferred and contained within the Valdecañas Vein, the Footwall (Desprendido) Vein and the Juanicipio Vein.

For more information see the section below titled “Mineral Resources” in this AIF.

The AMC Study in progress will not include all of the resources included in the RPA resource estimation but will focus on the Valdecañas Vein and portions of the Footwall (Desprendido) vein. The remaining resources will come into the mine planning process as more drilling and pre-development work is completed in the future.

Updated Independent Resource Estimate - Roscoe Postle Associates Inc.

On December 19, 2011, the Company announced the August 2011 RPA estimate for the Juanicipio Property completed by RPA.  The August 2011 RPA estimate was based on drill results available to August 5, 2011 and was prepared on behalf of the Company, in parallel with the June 2011 estimate by SMS.  The Company continues to commission its own mineral resource estimates and technical analyses to satisfy itself of the integrity of the resource estimates and analyses conducted and published on behalf of the Joint Venture.  The August 2011 RPA estimate was filed on SEDAR at www.sedar.com on February 2, 2012.

The August 2011 RPA estimate indicates more contained silver and gold as compared to the June 2011 SMS resource estimate.  The additional contained ounces are explained by RPA’s inclusion of several additional drill holes in the Juanicipio Vein, the addition of two extra zones (Stockwork and Hanging Wall Vein 1) and a different approach to the calculation of cut-off grade.  The August 2011 RPA Estimate uses a cut-off of US$55/tonne Net Smelter Return (“NSR”), which includes contained values for silver, gold and base metals.  The June 2011 SMS Resource Estimate uses 100 g/t contained silver as a cut-off grade.  Both approaches are industry acceptable.

MAG Silver Corp.

2011 Annual Information Form

Indicated mineral resources are estimated by RPA to total 6.2 million tonnes of 728 g/t silver, 1.9 g/t gold, 1.9% lead, and 3.9% zinc at an NSR cut-off value of US$55 per tonne.  Total contained metals in the indicated mineral resource are 146 million ounces of silver, 384,000 ounces of gold, 267 million pounds of lead, and 539 million pounds of zinc.

Indicated mineral resources according to RPA are higher by 18 million ounces of silver and 38,000 ounces of gold as compared to the June 2011 SMS resource estimate.

At the same cut-off value of US$55 per tonne, inferred mineral resources are estimated by RPA to total 7.1 million tonnes of 373 g/t silver, 1.6 g/t gold, 1.5% lead, and 2.6% zinc.  The inferred mineral resources are estimated to contain 85 million ounces of silver, 370,000 ounces of gold, 236 million pounds of lead, and 400 million pounds of zinc.

For more information see the section below titled “Mineral Resources” in this AIF.

Geological Setting

The Juanicipio property lies on the western flank of the Central Altiplano, just east of the Sierra Madre Occidental volcanic plateau. Basement rocks underlying the western Altiplano are a late Palaeozoic to Mesozoic assemblage of marine sedimentary and submarine volcanic rocks belonging to the Guerrero Terrane that were obducted onto older Palaeozoic and Precambrian continental rocks during the early Jurassic. These were then overlapped by a Jurassic-Cretaceous epi-continental marine and volcanic arc sequence that in the Fresnillo area is represented by the Proaño and Chilitos formations. The late Cretaceous to early Tertiary Laramide Orogeny folded and thrust faulted the basement rocks in the entire area and preceded the emplacement of mid-Tertiary plutons and related dykes and stocks.  Mesozoic marine rocks are host to the San Nicolas volcanogenic massive sulphide (VMS) deposit and Francisco Madero sedimentary exhalative (Sedex) deposit.

The Fresnillo district’s lowest stratigraphic unit is the early Cretaceous, greywacke and shale units of the Proaño Group. The Proaño Group is broken into two formations: the “lower greywacke” Valdecañas Formation, comprised of thinly bedded greywacke and shale, and the “upper greywacke” Plateros Formation, comprised of carbonaceous and calcareous shale at the base grading to immature sandstone units.

Laramide thrust faulting complicates the stratigraphy of the overlying limestone units, called the Cerro Gordo and Fortuna units in the Fresnillo district, and the Chilitos Formation volcanic and volcaniclastic rocks. Regionally, the Cerro Gordo and Fortuna limestone units appear to be the stratigraphic equivalents of the Cuesta del Cura Formation and are probably early Cretaceous in age and overlie the Proaño Group clastic sedimentary rocks. In this case, volcanic and volcaniclastic rocks of the Chilitos Formation are likely late Cretaceous in age and represent the earliest phase of volcanism identified in the area, and possibly correlate to the base of the “lower volcanic complex” of the Sierra Madre volcanic arc.

MAG Silver Corp.

2011 Annual Information Form

Structural Geology

Field mapping and regional satellite image interpretation suggests that the Sierra Valdecañas range is a topographically high, but structurally down-dropped block that is bounded by several major orthogonal northeast and northwest structures. The most notable of these is the more than 200 kilometres long Fresnillo strike-slip fault and its parallel structure, the San Acacio-Zacatecas fault to the east of the Juanicipio property. Also, it appears that the San Acacio-Zacatecas structure traverses the northeast corner of the Juanicipio property and coincides with the Valdecañas and Juanicipio veins.

On the Juanicipio property, the dominant structural features are: (i) 340° to 020°, or north-south structures; (ii) 290° to 310° trending, steeply dipping faults; and (iii) lesser 040° to 050° structures.  From field observations, the north-south structures appear to be steeply dipping normal faults that cut and down-drop blocks of silicified tuff, especially in the vicinity of Linares Canyon.  More important to the silicification appears to be the 290° to 310° trending, steeply to moderately dipping faults.  These faults occur where silicification and advanced argillic alteration are most intense and may have served as major hydrothermal fluid pathways. NSAMT surveys on the Juanicipio property appear to confirm the presence of these northwest trending structures and they were the primary drill targets for the 2003 and 2004 drilling program.

Deposit Types

The Fresnillo district is a world-class silver mining district located in the centre of the 1800 kilometres long Mexican Silver Belt including mining districts Sombrerete (San Martín, Sabinas Mines), Zacatecas, Real de Angeles, Pachuca, and Taxco. Fresnillo owns and operates the Proaño (Fresnillo) silver mine which has been in production since 1550.  Since 1554, the district has produced more than 850 million ounces of silver at an average grade of 405 g/t Ag, with substantial gold, lead, and zinc credits. A minimum of another 700 million ounces of silver are in various resources categories, making a combined minimum district silver inventory of over 1.55 billion ounces of silver and establishing Fresnillo as second only to Cerro Rico de Bolivia in primary silver mines.  Notably, all but 250 million ounces of the district’s known silver has been found since discovery of the Santa Nino veins in 1976.  According to the Silver Institute (http://www.silverinstitute.org), the Proaño mine produced 35.9 million ounces of silver in 2010, ranking second in the world as a primary silver producer in the world.

The deposits in the district consist of low-sulphidation epithermal quartz-carbonate veins forming an extensive array of stacked steeply dipping, west to west-northwest-trending veins, crosscutting Cretaceous and Jurassic age rocks, mostly of sedimentary origin.

The veins are laterally very extensive and, although the structures are quite persistent with depth, the silver-gold rich section of each structure is typically limited to a 300 to 400 metre range of elevation corresponding to the boiling zone of the fossil hydrothermal system. Metal distributions show a subhorizontal zoning, with base metal abundance increasing with depth. The main veins have been mined continuously over lateral distances exceeding one kilometre.

The epithermal mineralization is characterized by quartz-adularia-carbonate veins, stockworks, and breccias exhibiting classical epithermal textures such as colliform banding, druzy, and vuggy cockade infilling, suggesting repeated episodes of hydrothermal deposition in open structures.  Mineralization includes sphalerite, galena, pyrite, pyrrhotite, silver sulphosalts, and gold.  The hydrothermal veins are associated with minor clay alteration. Epithermal deposits comprise a wide range of hydrothermal deposits associated with volcanic and magmatic edifices and formed at shallow crustal levels by the circulation of magmatic-related hydrothermal fluids into fractured rocks. These deposits are typically associated with arrays of regional structures developed in extensional tectonic settings.

MAG Silver Corp.

2011 Annual Information Form

Low sulphidation epithermal deposits are related to the circulation of reduced, near neutral, dilute fluids developed by mixing of hot magmatic fluids with deep circulating groundwater. Metal deposition typically occurs during fluid ascent along open deep-seated structures through a combination of processes including fluid mixing, cooling, degassing and transient boiling. The hydrothermal deposits exhibit strong vertical zoning about the transient boiling zone, with precious metals generally enriched above the boiling zone and base metals abundances increasing with depth.

These hydrothermal deposits are important supply of silver, gold, and base metals such as lead, zinc, and occasionally copper.

Mineralization

The two significant silver-gold epithermal structures discovered to date on the Juanicipio property are known as the Valdecañas and Juanicipio veins. Both veins strike east-southeast and dip 35o to 50o southwest.  The Valdecañas structure hosts the majority of the Mineral Resources currently estimated on the property.  In August 2011, the Company announced the discovery of a new high grade structure tentatively named the “Las Venadas Structure” which lies approximately mid-way between the Valdecañas and Juanicipio veins.

Valdecañas Vein

The Valdecañas Vein cuts across the northeastern corner of the Juanicipio Claim, less than 1.5 kilometres from the nearest underground workings on the San Carlos Vein of the Fresnillo Mine.

As of August 2011, 77 drill holes had tested the lateral and depth extensions of the Valdecañas structure.  The vein extends for over 1500 metres within the Juanicipio Claim and is believed to continue beyond the claim boundary in both the northwest and southeast directions. It varies in true thickness from less than one metre to twenty metres, averaging approximately 5 metres.  The precious metals rich zone is over 450 metres in vertical extent.  The vein structure is made up of one main vein, one principal footwall split vein, three smaller parallel to subparallel smaller vein splits, and one stockwork zone. Vein splits and stockwork zones are based on the RPA interpretation.

Mineralization consists of precious metal rich, banded or brecciated quartz-pyrargyrite-acanthite-polybasite-galena-sphalerite veins. The Valdecañas Vein has undergone multiple mineralizing events as suggested by various stages of brecciation and quartz sealing, local rhythmic microcrystalline quartz-pyrargyrite banding, and open-space cocks-comb textures and vuggy silica. The vein exhibits the characteristic metal zoning of the principal veins in the Fresnillo district, observed as a change from silver and gold rich zones at the top to increased base metals in the deeper intersections. Notably, the gold rich mineralization cuts across the silver rich zones, which in turn cut earlier base-metal dominant stages indicating complex multi-stage mineralization seen separately in other parts of the district.

MAG Silver Corp.

2011 Annual Information Form

Within 10 metres to 20 metres of the vein, the wall rocks are progressively and pervasively silicified and cut by quartz veinlets carrying pyrite-sphalerite-galena sulphide minerals.  Alteration in the volcaniclastic/sedimentary host rock farther away from the vein is characterized by weak pyritization, moderate clay alteration, and calcite veining.

Juanicipio Vein

The Juanicipio Vein was discovered in 2003 by MAG prior to the discovery of the Valdecañas system, which is located 1,100 metres to the north. Discovery Hole JI03-01 intersected two metres averaging 630 g/t silver and 10.9 g/t gold at a vertical depth of approximately 515 metres.

The stratigraphy of the Juanicipio area is very similar to that of the adjacent Fresnillo District.  The rocks exposed appear similar to the upper Valdecañas Sediments of the Proaño Group as seen in the main portion of the Fresnillo District.

The next youngest rocks are thinly bedded sediments and volcanic rocks. These rocks are poorly resistant to weathering and crop out sparingly beneath materials sloughed off the bold outcrops of volcanic rocks along Linares Canyon and at Piedras.  This surface is buried by Tertiary age alluvium, surface debris, and a variety of middle-Tertiary volcanic ash flows.

Exploration

Exploration on the Juanicipio property prior to MAG’s involvement is outlined above in Property History.

In 2007, MAG arranged helicopter-borne geophysical test survey using Aeroquest’s AeroTEM II time domain electromagnetic system employed in conjunction with a high-sensitivity caesium vapour magnetometer. Ancillary equipment includes a real-time differential GPS navigation system, radar altimeter, video recorder, and a base station magnetometer. Full-waveform streaming electromagnetic data are recorded at 36,000 samples per second.  The total survey coverage presented was 351 line kilometres.  The survey was flown at 100 metre line spacing in a north-south flight direction. The survey was successful in mapping the magnetic and conductive properties of the geology throughout the survey area.

As of February 29, 2012, approximately 148 holes have been completed on the Juanicipio property for a total of approximately 131,600 metres. From May 2003 to June 2004, MAG completed nine core holes for a total of 7,346 metres.  From August 2005 to February 29, 2012, Fresnillo completed approximately 133 core holes for a total of approximately 124,254 metres. Of this total, approximately 72,968 metres were drilled on the Valdecañas Vein, 30,461 metres on the Juanicipio Vein and 28,194 metres drilled on other structural or vein targets.  Collectively these intersections combined to show the high grade silver/gold zone of the Valdecañas Vein to have a vertical height of almost 450 metres and have established a strike length for this zone of approximately 1,500 metres.  The picture of the Juanicipio Vein is still emerging, but an inferred mineral resource has been calculated for part of what appears to be an emerging coherent mineralized shoot on its eastern end. The significant increase in inferred mineral resource for this vein between the 2011 SMS and RPA resource studies (see Table 1 below) reflect the impact of additional high-grade intercepts into this vein over time.

Drilling on the Juanicipio property has been contracted to various companies since 2004.  All the drilling has been diamond core. Fresnillo currently contracts drilling to Perforservice S.A. de C.V. (“Perforservice”), an agent of Boart Longyear, headquartered in Aguascalientes, Mexico. Perforservice currently operates eight drill rigs on the property.  Diamond drill holes are commonly collared using HQ (64 millimetres core diameter) equipment and reduced to NQ (48 millimetres core diameter) or BQ (37 millimetres) as drilling conditions dictate.

MAG Silver Corp.

2011 Annual Information Form

Fresnillo uses an up-to-date Datamine database and 3D model to plan hole location and orientation.  Spacing is designed to be 100 metres along strike and 70 metres to 100 metres down dip in the plane of mineralization. All drill hole collars are surveyed using differential GPS or a transit system.  Downhole deviation is monitored using a Flexit instrument with readings at intervals ranging from 50 to 100 metres.  Drilling by MAG recorded surveys every 15 metres.  Once a drill hole is completed, casing is pulled and collars are identified with cement monuments with the drill hole number engraved. The site is then revegetated according to local law.

Sampling by MAG

Drill core was brought to a core logging facility in Fresnillo where it was labelled, photographed, logged, and sampled under the supervision of MAG geologists. Core recovery was generally greater than 90% except in extremely fractured near-surface rock, argillite, or wider fault structures.

Samples were collected from half core and split lengthwise with a manual wheel splitter. Sample intervals ranged from 0.1 metres to more than 3.0 metres in length, and mostly honour geological, alteration, and mineralization contacts. Several metres were also sampled above and below mineralized zones. Sampling intervals were marked by a geologist and core was typically sampled continuously between sampling marks.

Sampling by Fresnillo

Drill core is transported by Fresnillo personnel twice daily to a core handling facility located near the Saucito minesite.  Geotechnicians check depth markers and box numbers, reconstruct the core, and calculate recoveries.  Fresnillo geologists log, mark out sample intervals, and assign sample numbers.  Descriptive information is collected including recovery, lithology, alteration, structure, mineralization and rock quality designation (“RQD”). Sample intervals range from three centimetres to twelve metres.  One blank and one of two different standards are submitted into each batch of 20 or 30 samples.  Core is split using either a diamond saw or mechanical splitter.  The splitter is cleaned regularly to avoid potential cross-sample contamination.  Samples are placed in pre-numbered plastic sample bags, boxed, and stored in a secure facility prior to shipping.

Density is measured using a water displacement method.  Volume is estimated to the nearest 10 millilitres using a beaker with graduations of 100 millilitres.  Mass is measured using a triple beam balance to the nearest half gram.  The core is not sealed.  RPA recommends that Fresnillo acquire an electronic scale with a lower hook in order to measure density according to Archimedes’ principle whereby core is weighed in air and again in water.

Company geologists periodically review the work done by geologists and samplers working for Fresnillo plc, Juanicipio Joint Venture operators. Overall their work is done to high industry standards and is representative of the materials being sampled. Sample intervals are appropriately guided by geologic and mineralogic breaks with a maximum 1 metre sample length.  Core is split or sawn depending on the nature of the sample.  Sampling is as close to perpendicular to vein banding as possible, although highly contorted banding zones locally make this difficult.  A rigorous chain of custody and QA/QC protocol is in place (see below) and appears to be closely followed.

MAG Silver Corp.

2011 Annual Information Form

Sample Preparation, Analyses and Security

MAG Samples

Technicians at MAG’s core facility in Fresnillo split, seal, and label samples into plastic sample bags. Batches of samples are then packed in rice bags for shipment.  Samples are then transported to BSI Inspectorate preparatory laboratory in Durango, Mexico, by courier. The preparatory laboratory crushed, split, and pulverized the subsamples. Pulps were then flown to Reno, Nevada, in the United Sates for analysis, with some duplicate sample pulps sent to ALS Chemex in Vancouver, Canada.  No sample preparation was conducted by MAG employees, officers, or directors.

Analyses were carried out for silver, arsenic, antimony, copper, mercury, lead, and zinc by aqua regia digestion and flame atomic absorption analysis.  A standard fire assay was used for gold.

Fresnillo Samples

Samples are shipped to the ALS Chemex preparatory laboratory in Guadalajara, Mexico, for preparation and pulps are then forwarded to ALS Chemex assay laboratory in Vancouver, Canada, for analysis.  No sample preparation was conducted by Fresnillo employees, officers, or directors.

The ALS Chemex Vancouver laboratory is accredited to ISP 9001 by QMI-SAI Global and ISO 17025 by the Standards Council of Canada for a number of specific test procedures, including fire assay for gold with an atomic absorption and gravimetric finish, multi-element inductively coupled plasma optical emission spectroscopy (ICP-AES), and atomic absorption assays for silver, copper, lead, and zinc.

At ALS Chemex in Guadalajara, core samples are prepared using industry standard preparation procedures.  After reception, samples were organized into batches and weighed.  Samples are then crushed to 70% passing below two millimtre mesh screen.  A subsample of up to 1,500 grams is prepared using a riffle splitter and pulverized to 85% passing below 75 microns.

Each sample is analyzed for a suite of elements including silver, lead, and zinc by ICP-AES analysis and standard fire assay for gold. In the case where the silver ICP-AES upper limit of 100 ppm is reached, the sample is tested using a gravimetric analysis method.

Core Storage and Security

Drill core from the Juanicipio drilling was previously stored in two locations. Mineralized intercepts were stored in a locked shed located at the Fresnillo core handling facility near the Saucito minesite. Other core was stored alongside core from other Fresnillo projects in a large core storage facility located on Fresnillo’s private land near the Saucito mine shaft.  All Juanicipio drill core was moved to a secure facility dedicated to Juanicipio drill core only.

MAG Silver Corp.

2011 Annual Information Form

Split core that has been bagged and readied for shipment is stored in the dedicated facility prior to shipping.

Quality Assurance and Quality Control

Quality assurance/quality control programs provide confidence in the resource database and help ensure that the database is reliable for resource estimation purposes.  Programs include measures and procedures to monitor the precision and accuracy at each stage of the sampling and analysis process.  Fresnillo’s QA/QC program calls for a blank, one of two standards, and a pulp duplicate in each batch of 20 or 30 samples.  Fresnillo also compiles results from the laboratory’s own internal blanks, standards, and duplicates.

The regular submission of blank material is used to assess contamination during sample preparation and to identify sample numbering errors. Fresnillo submits blank samples at a rate of one in every 20 samples. Blanks were initially sourced from barren drill core and later from construction materials (cement).  In their 2011 report, SMS noted anomalous values began appearing in the cement blanks in early 2011, which apparently reflects cement purchased from a different source. SMS recommended changing the cement blank to one without this low-level contamination. SMS also commented: The variety of standard reference materials (“SRMs”) should be expanded to better match the range of typical project silver assays – one at about 100 g/t (the cut-off grade), one at 300 g/t, one at 600 g/t (the average resource grade), one at 1200 g/t.  There is a potential issue with the Chemex silver assay results that needs to be resolved.  Additional check assaying with the inclusion of suitable SRMs is required.

Environmental Surveys

Environmental surveys done on the Juanicipio property to date are those required for drill permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.

The only previous surface disturbances on the Juanicipio property were small prospect pits from which there has been no production.  Reconnaissance coverage and the fact that chain of ownership/title has been broken indicate that there are no inherited environmental liabilities from these disturbances.

Mineral Resources

As noted above, SMS was contracted in July 2011 to prepare the “SMS resource estimate” to be used by AMC as a basis for the 2011 AMC Study.  The updated SMS resource estimate was completed in early November 2011 and the results are presented in Table 1 below.

On December 19, 2011, the Company announced the results of the August 2011 RPA estimate for the Juanicipio Property (see Table 1 below).  The August 2011 RPA estimate was based on drill results available to August 5, 2011 and was prepared in parallel with the SMS resource estimate.

Both the August 2011 RPA estimate and SMS resource estimate have been filed and are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The August 2011 RPA estimate indicates more contained silver and gold as compared to the June 2011 estimate by SMS resource estimate.  The additional contained ounces are explained by RPA’s inclusion of several additional drill holes in the Juanicipio Vein, the addition of two extra zones (Stockwork and Hanging Wall Vein 1) and a different approach to the calculation of cut-off grade.  The RPA estimate uses a cut-off of US$55/tonne NSR, which includes and considers contained values for silver, gold and base metals.  The SMS resource estimate uses 100 g/t contained silver as a cut-off grade for resource reporting.  Both approaches are industry acceptable.

MAG Silver Corp.

2011 Annual Information Form

Indicated mineral resources are estimated by RPA to total 6.2 million tonnes of 728 g/t silver, 1.9 g/t gold, 1.9% lead, and 3.9% zinc at an NSR cut-off value of US$55 per tonne.  Total contained metals in the indicated mineral resource are 146 million ounces of silver, 384,000 ounces of gold, 267 million pounds of lead, and 539 million pounds of zinc.

Indicated mineral resources according to RPA are higher by 18 million ounces of silver and 36,000 ounces of gold as compared to the June 2011 SMS resource estimate.

At the same cut-off value of US$55 per tonne, inferred mineral resources are estimated by RPA to total 7.1 million tonnes of 373 g/t silver, 1.6 g/t gold, 1.5% lead, and 2.6% zinc.  The inferred mineral resources are estimated to contain 85 million ounces of silver, 370,000 ounces of gold, 236 million pounds of lead, and 400 million pounds of zinc.

The indicated mineral resources are located in the Valdecañas Main Vein, the Hanging Wall Vein #1, and for the first time the Footwall Vein #1.  The inferred mineral resources are contained within the Valdecañas Main Vein, several hanging and footwall veins, a stock-work zone located within the Valdecañas structure and the Juanicipio Vein, located 1,100 metres to the south of the Valdecañas Vein.

Table 1 - August 2011 RPA Estimate with SMS Resource Estimate for comparison

August 2011 RPA Estimate* $US55 NSR Cut-Off	Tonnage M t	Ag g/t	Au g/t	Pb %	Zn %	Ag M oz	Au K oz	Pb M lb	Zn M lb
INDICATED
Valdecañas Main Vein	5.6	694	2.1	2.0	4.0	125	371	247	499
Footwall Vein	0.3	1,359	0.4	1.8	4.2	13	3.3	12	27
Hanging Wall Vein 1	0.3	755	0.8	1.1	1.9	8.2	9.2	8.4	14
Total Indicated	6.2	728	1.9	1.9	3.9	146	384	267	539
INFERRED							-
Valdecañas Main Vein	4.4	332	1.7	1.9	3.2	47	240	181	306
Footwall (Desprendido) Vein	0.7	456	0.8	1.0	1.3	11	18	16	21
Hanging Wall Vein 1	0.1	553	0.5	0.6	1.4	1.4	1.1	1.0	2.5
Footwall Vein 2	0.2	145	1.3	3.2	4.9	0.8	7.3	12	18
Stockwork Zone	0.6	44	1.3	0.6	1.5	0.9	27	8.4	20
Juanicipio Vein	1.1	693	2.2	0.7	1.3	24	77	17	32
Total Inferred	7.1	373	1.6	1.5	2.6	85	370	236	400

MAG Silver Corp.

2011 Annual Information Form

SMS Resource Estimate 100 g/t Silver Cut-Off	Tonnage M t	Ag g/t	Au g/t	Pb %	Zn %	Ag M oz	Au K oz	Pb M lb	Zn M lb
INDICATED
Valdecañas Main Vein	5.7	702	1.9	2.2	4.2	128	346	268	521
Total Indicated	5.7	702	1.9	2.2	4.2	128	346	268	521
INFERRED							-
Valdecañas Main Vein	2.0	459	2.0	1.6	3.1	30	129	71	137
Footwall (Desprendido) Vein	1.8	540	0.9	1.8	3.2	31	52	71	127
Juanicipio Vein	0.5	638	0.8	0.9	1.7	10	13	10	19
Total Inferred	4.3	513	1.4	1.6	3.0	71	192	152	280

*Parameters and definitions for the RPA estimation

1.

CIM definitions were followed for Mineral Resources.

2.

Mineral Resources are estimated at an incremental NSR cut-off value of US$55 per tonne.

3.

Mineral Resources are estimated using an metal prices of US$19.25/oz Ag, US$1,100/oz Au, US$0.93/lb Pb and US$0.88/lb Zn, and metal recoveries of 95% for Ag, 88% for Au, 94% for Pb, and 87% for Zn.

4.

A minimum mining width of 1.5 metres was used.

5.

Numbers may not add correctly due to rounding.

6.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The August 2011 RPA estimate for the Juanicipio Property disclosed in this AIF has been estimated by Mr. David Ross, P.Geo., an employee of RPA and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of NI 43-101.  The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (November 2010). Mr. Ross, P.Geo. has read and approved the contents of this AIF as it pertains to the disclosed August 2011 RPA estimate.

The SMS resource estimate for the Juanicipio Property disclosed in this AIF has been estimated by Mr. Henrik Thalenhorst, an employee of SMS and independent of MAG.  By virtue of his education and relevant experience Mr. Thalenhorst is a "Qualified Person" for the purpose of NI 43-101.  The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (November 2010). Mr. Thalenhorst, P.Geo. has read and approved the contents of this AIF as it pertains to the disclosed SMS resource estimate.

Exploration and Development

In late December 2011, Fresnillo and MAG jointly approved a preliminary 2012 exploration budget based on the recommendation of Minera Juanicipio’s Technical Committee totalling US $8.5 million, an increase of US $4 million or 89% over the 2011 budget. The 2012 budget calls for a 36,000 metre drill program which will see 10,000 metres earmarked for the Valdecañas Vein; an additional 6,500 metres targeted for the newly discovered vein and structure at Las Venadas; 4,000 metres planned to the West at the Juanicipio Vein; and, the remaining 15,500 metres heavily weighted to exploration in the search for new vein discoveries.

MAG Silver Corp.

2011 Annual Information Form

In January 2012, MAG’s board of directors approved a 2012 exploration budget of $10.87 million. This budget includes $3.80 million for MAG’s 44% share of the Minera Juanicipio board approved preliminary 2012 budget of US$8.5 million (100%).  In addition, MAG will spend an additional $840,000 for its own direct project oversight and parallel studies, resulting in a total MAG 2012 budget for Juanicipio of $4.6 million.  It is anticipated that the 2012 Juanicipio budget will be reviewed and amended to reflect the recommendations in the final AMC Study once completed.

Cinco de Mayo Property

The information contained herein is prepared by the Company and contains summarized information drawn from its own results and news releases as well as from the technical report described below.  More detailed information on the Cinco de Mayo property, including project description and location, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling sampling, and mineral resource estimates, can be found in the following technical report, which is available under the Company’s profile on SEDAR (www.sedar.com):

1.

Filed on SEDAR September 10, 2010: a NI 43-101 technical report, dated September 10, 2010, entitled “Technical Report on the Pozo Seco Mineral Resource Estimate, Cinco de Mayo Project, Chihuahua, Mexico” prepared by Qualified Person David Ross, P.Geo, of Scott Wilson RPA.

Introduction

The Cinco de Mayo property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua Sate, Mexico. Major highways lead to the town of Benito Juarez and from there dirt roads and tracks lead to the Cinco de Mayo property.  Cinco de Mayo is one of the Company’s four CRD style targets. The project consists of three major parts: the Jose Manto silver-lead-zinc body; the Pozo Seco high grade molybdenum-gold resource area; and the surrounding Cinco de Mayo exploration area.

CRDs have contributed 40% of Mexico’s historic silver production, making them second only to epithermal veins in total ounces of silver produced in Mexico. CRDs can be very large systems ranging from 25 to 100 million tons of high-grade silver/lead/zinc ores. Mexico’s CRDs occur along the intersection of the Mexican Thrust Belt and the Tertiary age volcanic plateau of the Sierra Madre Occidental, a zone where structurally prepared limestone host rocks were invaded by metals-rich intrusive bodies.

The acquisition of the Cinco de Mayo property evolved from a review of data collated during 15 years of systematic exploration and a study of the geologic characteristics of the CRDs prospects in Chihuahua. The Cinco de Mayo property is centred on the Sierra Santa Lucia a roughly 25 kilometres long, 5 kilometres wide, 600 metre high mountain composed largely of limestone.  The centre of the range shows relatively few mineralized showings and exploration has focused along its eastern and western flanks in areas of virtually no outcrop save for prominent range-front jasperoid outcrops with local prospect workings and Cinco de Mayo Ridge, a narrow limestone ridge containing two small historic mines lying just off the eastern limit of the range.

MAG Silver Corp.

2011 Annual Information Form

Property Description and Location

The Cinco de Mayo Project is located in north central Chihuahua State, approximately 190 kilometres northwest of the state capital of Chihuahua City. Chihuahua City is a major city with a population of about 750,000. The Cinco de Mayo property is located immediately north of the village of Benito Juárez and is accessible along dirt roads.

The Cinco de Mayo Project consists of 29 mineral concessions totalling 25,113.2 hectares located in the Municipio de Buenaventura. Table 2 below lists the subject concessions along with their information including number, date of issue, expiry dates, and surface areas. All concessions in Mexico are now classed as exploration concessions with a 50 year life from the date of registration in the Public Registry of Mines. Concessions are renewable for an equal term so long as the concession is not cancelled by any act or omission sanctioned by the Mining Act and an application is filed within five years prior to its expiration.  The Company has entered into surface rights agreements with the Municipio de Buenaventura and Ejido Benito Juárez and private landowners to allow for on-going exploration and development of the property.  Some surface rights have also been acquired in the project area.

The property lies on the western bounding fault of the Chihuahua Trough which hosts major CRDs like Santa Eulalia (MAG’s Guigui Property), Naica, San Pedro Corralitos and Terrazas. This gives rise to a thick carbonate section amenable to host mineralization and a major regional zone of weakness for both ground preparation and intrusive emplacement. These are essential elements of the mineralization model.

Elevations on the property range from 1,330 MASL in the valley floor east of Sierra Santa Lucia to 1,940 MASL along the Sierra Santa Lucia ridge. Vegetation on the property is sparse and consists of range grass and scattered cacti and other shrubs with occasional Mesquite trees.

The closest full service town, Nuevo Casas Grandes, is located approximately 100 kilometres to the northwest from the property. Nuevo Casas Grandes has a population of approximately 55,000 and has most services including medical services and accommodations. A greater range of services is available at Chihuahua City located about a two and a half hour drive by paved highway.

The closest railway and international airport services to Cinco de Mayo are in Chihuahua City. Daily airline service to Mexico City and other cities in Mexico is available nearby at Juarez City.

There are several ridges on the Cinco de Mayo property.  Cinco de Mayo, Sierra Santa Lucia and Sierra Ruso are all composed of Cretaceous limestone ridges, whereas Cerro Jabali is composed of Tertiary basalt, and Cerro de la Aguja is composed of Tertiary volcanic rocks.

MAG Silver Corp.

2011 Annual Information Form

CENTRAL BELT
UNITED STATES
OF AMERICA
Location Map
United States of America
Pacific
Ocean
Bismark
Rio Grande
Cinco de Mayo/
Pozo Seco
Mojina
CHIHUAHUA
Santa Eulalia
Chihuahua
Guigui
Naica
Gulf of California
Batopilas
San Francisco
del Oro
Parrel
Hidalgo del Parral
Platosa
0 25 50 100 150 200 250
Kilometers
MAG

Figure 2 – Cinco de Mayo property, Chihuahua State

TABLE 2 - LIST OF CLAIMS
MAG Silver Corp. – Cinco de Mayo Project

Claim Name	Title Number	Date of Issue	Expiration Date	Area (ha)
DON JOSE	222251	June 22, 2004	June 21, 2054	1,640.0000
DON JOSE II	235685	Feb. 16, 2010	Feb. 15, 2060	469.9433
DON JOSE II FRACC. 1	235711	Feb. 19, 2010	Feb. 18, 2060	536.1942
DON JOSE II FRACC. 2	235712	Feb. 19, 2010	Feb. 18, 2060	1,005.5683
DON JOSE III	224331	Apr. 26, 2005	Apr. 25, 2055	78.7872
DON JOSE III FRAC. 2	209293	Mar. 30, 1999	Mar. 29, 2049	32.7879
DON JOSE IV REDUCCION	218474	Oct. 31, 2000	Oct. 30, 2050	348.5547
DON JOSE V	212878	Feb. 13, 2001	Feb. 12, 2046	47.7166
DON JOSE VI	236414	June 30, 2010	June 29, 2060	412.2388
DON JOSE VII	237045	Oct. 22, 2010	Oct. 21, 2060	8.4199
DON JOSE VIII	237692	Apr 26, 2011	Apr 25, 2061	18.3534
DON ROBERTO	224252	Apr. 22, 2005	Apr. 21, 2055	453.4431
CINCO DE MAYO	216086	Apr. 9, 2002	Apr. 8, 2048	65.0000
DANIEL	229222	Mar. 27, 2007	Mar. 26, 2057	1,653.9137
DANIEL I	229249	Mar. 28, 2007	Mar. 27, 2057	4.8630
INDEPENDENCIA	229744	June 13, 2007	June 12, 2057	17,096.9082
LA MARY	230455	Sept. 4, 2007	Sept. 3, 2057	12.0000
LA AMISTAD	230454	Sept. 4, 2007	Sept. 3, 2057	11.4935
EL PLOMO	230475	Sept. 6, 2007	Sept. 5, 2057	20.0000
LA FORTUNA	228746	Jan. 18, 2007	Jan. 17, 2057	132.9008
LA SINFOROSA	228747	Jan. 18, 2007	Jan. 17, 2057	192.5727
EL CHINACATE	228723	Jan. 17, 2007	Jan. 16, 2057	651.9335
CAMARADA	228487	Nov. 24, 2006	Nov. 23, 2056	29.8687
TRES AMIGOS	228148	Oct. 6, 2006	Oct. 5, 2056	150.8245
LA FORTUNA	220802	8-Oct-2003	7-Oct-2051	8.6804
LA FORTUNA I	221879	7-Apr-2004	6-Apr-2052	0.6584
JOSEFINA I	221881	7-Apr-2004	6-Apr-2052	12.0000
CRIPTO	221884	7-Apr-2004	6-Apr-2052	9.0000
EL MANZANILLO	221877	7-Apr-2004	6-Apr-2052	8.5801
				25,113.2

MAG Silver Corp.

2011 Annual Information Form

Accessibility

The Cinco de Mayo property is located approximately 190 kilometres northwest of the city of Chihuahua. Major highways lead to the town of Benito Juarez and from there dirt roads and tracks lead to the Cinco de Mayo property.

The population of Chihuahua, the capital of the state of Chihuahua, is about two million.  This includes an abundance of available and qualified labour in the area. There is also an ample base of service providers in Chihuahua, Juarez, and El Paso to support heavy industry.  Northern Mexico in general has a well-established mining industry so there is an established network of vendors of heavy equipment, fuel, tires, explosives, etc.  Benito Juárez is the closest community, approximately 3 kilometres east of the eastern property boundary, which offers local labour and limited supplies, as well as water for diamond drilling.

Other than exploration drill roads used to access drill sites, there is currently no permanent infrastructure on the Cinco de Mayo property.

A potential mining development on the property would likely have access to electric power from the Mexican national transmission grid.  A high tension power line bisects the southern part of the property, approximately ten kilometres south of the Pozo Seco deposit.

The climate is high desert, generally arid and not subject to freezing conditions with average annual rainfall of about 45 centimetres.  The average annual temperature is 20°C.

Mineralization

There are three of styles of mineralization at the Cinco de Mayo property:

•

The manto mineralization consists of relatively flat-lying bodies of fine to coarse grained massive pyrite, pyrrhotite, galena, sphalerite with minor acanthite (Ag2S).  The sulphides are commonly brecciated and remineralized by later sulphide stages.  Sphalerite colour varies from honey to darker brown with separate stages showing differences in colour.  The sulphides are commonly banded, locally reflecting the shapes of partially replaced limestone domains, but generally highly contorted with no apparent relationship to any pre-existing opening or domain shape (this is typical of replacement ores).  Pyrite replacements (pseudomorphs) after platy pyrrhotite are common.  Gangue is dominated by calcite with minor fluorite, the mineralization is locally siliceous.  Domains of unreplaced limestone are common within the massive replacement sulphides.  Alteration of the surrounding limestone is generally limited to a narrow recrystallized and bleached selvage, with silicification locally present.

MAG Silver Corp.

2011 Annual Information Form

•

Massive sulphide mineralization also consists of the above sulphide assemblage as layers to 30 centimetres to 40 centimetres thick within hornfelsed shalier units.  Sphalerite in this environment is commonly dark amber in colour.  The hornfels consists of very fine grained pyroxenes and garnets, with local zones showing garnet crystal faces to 0.5 millimetres across Coarse-grained garnet-pyroxene skarn containing sulphides and scheelite has been drilled just west of the Bridge Zone and at La Gloria.  Coarse garnet skarn with associated sulphides, but no scheelite, has been cut in several holes at Polaris.

•

Vein and veinlet mineralization consists of high-angle Mn-bearing calcite veins with 5 to 50 vol.% very coarse grained sulphides (same as above) occurring as linings on the vein walls, breccia fragments surrounded by later calcite, and as veinlets replacing massive vein calcite.  The veins clearly were repeatedly brecciated, filled with calcite and subsequently re-mineralized.  The calcite has a characteristic strong orange-red fluorescence under short wave ultraviolet light, indicating the presence of significant manganese in the calcite crystal structure.

Permitting

A variety of permits are required to undertake an exploration program on the scale of the Cinco de Mayo Project.  These include Soil Use Change Permits, Environmental Impact Permits, Drilling Permits, and various permits regarding generation, storage and disposal of drilling waste materials.

The Company has obtained all of the necessary permits described above for the on-going exploration program and  to the best of Company’s knowledge the Cinco de Mayo property has passed all inspections and remains is in good standing with SEMARNAT, the Mexican Environmental Protection Agency.

Permitting for more intensive disturbance stemming from carrying the Pozo Seco moly-gold zone towards pre-production has been initiated.   Similar permitting expansion for the Jose Manto area has also been initiated.  No impediments to obtaining these permits are foreseen at the time of this writing.

Ownership

Cinco de Mayo property consists of 29 Mineral Concessions (Table 2 above) covering an area of 25,113.2049 hectares as defined by the Mexican Mining Act (Articulo 15, page 11).

The primary claims of the Cinco de Mayo property were acquired pursuant to an arm’s length option agreement dated as of April 15, 2004 (the “Option Agreement”) between Cascabel, Lagartos and MAG. The Company (MAG) is the registered owner of 99% of the issued Class I shares of Lagartos, with the remaining 1% of the issued Class I shares of Lagartos held by Dan MacInnis, President, CEO and a director of the Company, in trust for the Company. The Company effectively has 100% beneficial ownership of Lagartos. Lagartos is a private company incorporated under the laws of the Mexican Republic in the mineral exploration business.

Under the terms of the Option Agreement, Cascabel granted to Lagartos an option to acquire a 100% interest in the 23,928 ha (59,125 acre) Cinco de Mayo property subject to a 2.5% net smelter returns royalty, with said royalty also applying to all concessions subsequently purchased, staked or optioned by MAG/Lagartos in the project area. Under the terms of the Option Agreement, as later amended, the Company was obligated to make scheduled cash and share payments together worth US$1,000,000 and incur exploration expenditures totalling US$1,000,000 by July 26, 2009.  The Company paid acquisition costs totalling $1,324,205, comprised of $1,057,575 (US$900,000) in cash and 165,670 Common Shares issued at a value of $266,630, and completed approximately $16 million in exploration costs to July 26, 2009, thus fulfilling its obligations under the Option Agreement.  In September 2010, an Assignment of Rights Agreement entered into between Minera Lagartos and Cascabel, transferred the rights to the Cinco de Mayo Project to Lagartos subject to a 2.5% net smelter returns royalty.

MAG Silver Corp.

2011 Annual Information Form

Additional concessions have been acquired subsequent to signing the original Option Agreement and are subject to the terms of the agreement. During the year ended December 31, 2008, the Company acquired a 100% interest in certain additional mineral concessions internal to the Cinco de Mayo property from two separate vendors. The Company made a one-time payment of $445,065 (US$350,000) for these mining concessions.  During the year ended December 31, 2009, the Company acquired a 100% interest in certain additional mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors. The Company made a one-time payment of $445,198 for these mining concessions. During the year ended December 31, 2009, the Company also purchased surface rights in the Cinco de Mayo area for $789,253. MAG entered into surface rights agreements with the Municipio de Buenaventura and Ejido Benito Juárez and private landowners to allow for on-going exploration and development of the property (Figure 4-2).

During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Company paid US$40,000 upon executing the agreements, and has since paid an additional US$14,000, and in order to earn its 100% interest on these additional claims, the Company must pay an additional US$166,000 in stages through 2015.

The project now encompasses 29 claims (24 claims 100% owned and 5 under option earn in agreements).  On October 18, 2010, all rights to the 29 claims were transferred from Lagartos to Minera Pozo Seco in an assignment of rights agreement.  The Company (MAG) is the registered owner of 99% of the issued Class I shares of Minera Pozo Seco, with the remaining 1% of the issued Class I shares of Minera Pozo Seco held by Dan MacInnis, President, CEO and a director of the Company, in trust for the Company. The Company effectively has 100% beneficial ownership of Minera Pozo Seco. Minera Pozo Seco is a private company incorporated under the laws of the Mexican Republic in the mineral exploration business.

A 2.5% net smelter returns royalty remains in effect for all 29 claims.  Mineral Concessions are valid for 50 years as long as the annual taxes are paid and work investments are made according in the amounts indicated by the law.  Taxes and investment amounts are revised annually.

History

Small scale mining took place in at least twelve locations sometime prior to the 1990s.  There are no known records describing this historic production history.  Exploration in the district was minor prior to IMDEX Inc.’s (“IMDEX”) and Cascabel’s recognition of the potential importance of buried targets at the Cinco de Mayo property during regional exploration for Teck Corporation (“Teck”) in the early 1990s. Teck underwrote an initial exploration program that consisted of mapping and sampling of the jasperoid veins that cut the property. The results from the Teck program were re-examined and show a coherent geochemical anomaly throughout the range.  Teck made an agreement to farm Cinco de Mayo (and several other CRD properties) in 2000, but their partner was unable to raise funding.  Teck's exploration objectives changed and they turned the property over to IMDEX/Cascabel in early 2000 with no retained interest.  Cascabel added to the property package as certain areas became free for filing, so the ultimate property package optioned to MAG exceeded 10,000 ha.

MAG Silver Corp.

2011 Annual Information Form

In the mid-1990s, an affiliate of Industrias Peñoles S.A. de C.V. (“Peñoles”) drilled six reverse circulation holes for a total of 1,368 metres to test several silicified zones. The holes were drilled in an area not controlled by Cascabel at the time but that was later acquired.

MAG began preliminary regional geologic mapping and sampling at Cinco de Mayo in mid-2004.  Unusually heavy summer and fall rains deluged the region, washing out dams and cutting road access to the property.

The work program continued in early 2005, with MAG executing an orientation biogeochemical survey that revealed strong linear Zn and Cu anomalies along trend from strongly anomalous structures exposed in limited outcrop.  These results were encouraging enough to justify a 30 line-kilometre Natural Source Audio Magneto Telluric (NSAMT) by Zonge Engineering.  The geophysical survey tested historically exploited mineralization, and geological features identified in nearby outcrop.  A biogeochemical survey was also utilised to test through transported cover.

MAG subsequently contracted a 450 line-kilometre airborne magnetic and electromagnetic survey which was completed in late 2006.  The results of this survey were integrated with previous work and drilling and helped guide drilling in 2007

Geology

Regional Setting

The Cinco de Mayo property is located along the contact of the Sierra Madre Occidental and the Mexican fold thrust belt. The Sierra Madre Occidental is a large silicic igneous province which is the result of Cretaceous-Cenozoic magmatic and tectonic episodes. The Mexican fold thrust belt is mostly composed of Cretaceous carbonate rocks.

The Cinco de Mayo property is also located within the Chihuahua trough that hosts several of Mexico’s largest CRD’s. The Chihuahua Trough is a mid-Mesozoic marine basin generally composed of (from oldest to youngest): evaporites, clastic sedimentary rocks and carbonates. The Jurassic evaporate rocks are gypsum, anhydrite and barite. The clastic sedimentary rocks are conglomeritic sandstone, pebble conglomerates, siltstone and shale. The Cretaceous carbonate rocks are mostly limestone. The Chihuahua Trough is generally interpreted to be the result of a Jurassic extensional event related to the opening of the Atlantic Ocean and formation of the Gulf of Mexico. The Cinco de Mayo property (especially Cerro Cinco de Mayo, Sierra Santa Lucia and Sierra Ruso) is dominated by the Cretaceous limestone.

MAG Silver Corp.

2011 Annual Information Form

Local Geology

The structural style of the Cinco de Mayo property in the Municipio of Buenaventura indicates that the district is favorably situated on the west margin of an inverted Jurassic basin.  The variety of indicators for fluid flow is broad; silica replaced structures, silica replaced pipes, fluorite-barite chimneys, sulfide mantos, sulfide filled faults and a disseminated sulfide in marble, of which only one locality is known.

The exposed stratigraphy is highly thrusted with three to four repeated sections of the Early and Middle Albian section.  The units mapped on the surface range from possible Cuchillo Formation at the base up through the Benigno Formation and the Lagrima Formation, all of which underlies the Finlay Formation, a medium bedded fossiliferous cherty limestone with high energy beach zones at the base and abundant rudistid (common Mesozoic bivalve) reefs. The Finlay Formation underlies two different shale units.  It underlies the Benavides on the east side of Sierra Santa Lucia in depositional contact and in thrust contact with the late Cenomanian Agua Nueva or Ojinaga Formation east of Cinco de Mayo Ridge.  The Late Albian Loma de Plata, and Early Cenomanian Del Rio and Buda Formations remain unobserved in the region.  The Late Cenomanian Ojinaga Formation crops out 5 kilometres northeast of Cinco de Mayo Ridge and the Late Cenomanian Indidura crops out 15 kilometres to the north-northeast.

In Hole 02, a fossiliferous calcareous black shale unit occurred above the Finlay Formation.  This unit is correlated with the Benavides Formation.  Strongly oxidized Benavides crops out in the southwest corner of both Sierra Santa Lucia and Sierra Ruso with minor carbonate beds.  The Albian stratigraphy above the Benavides is the Loma de Plata.  This unit crops out to the east but has not been observed in the Cinco de Mayo area.  Two prominent Early Cenomanian units above the Loma de Plata the Del Rio and Buda Formation also have not been observed in the Cinco de Mayo area.  Their nearest outcrops are in the El Paso area and in the area west of Chihuahua City.  Two Late Cretaceous units have been observed in the Cinco de Mayo region.  First is the Late Cenomanian Indidura Formation equivalent, which crops out 15 kilometres north-northeast of the Cinco de Mayo property adjacent to an alteration inducing intrusive.  The Ojinaga Formation crops out 5.5 kilometres east-northeast of Cinco de Mayo.  In addition, the upper parts of drill holes drilled on the northeast side of Cinco de Mayo Ridge apparently start in the Ojinaga.  The volcanically derived sandstones of the Ojinaga probably account for the prominent fold observed in the magnetic survey northeast of Sierra Santa Lucia.

The oldest structures reflected in the Cinco de Mayo region are the Late Triassic and Early Jurassic extensional basin structures which trend north-northwest.  Their inversion during the Late Cretaceous-Early Tertiary shortening, extend up through the Late Cretaceous basin. Later, platform sediments filled and covered the basin structures.  Laramide shortening (observed as old as coinciding with the Late Cenomanian transition from carbonate dominated deposition and the carbonate cemented volcanic sandstone and shale) produced the dominant structural fabric of the region.  The resulting structures are the prominent folds and related west directed thrusts which are escape structures of the narrowing basin.  Folds to the northeast, further from the basin margin, have a more northwest trend suggesting that the greatest shortening was occurring in a northeast direction.  The generally east-west trending faults appear to represent the compressional direction with the minimum principal stress being close to northerly.  These structures also appear to be the most mineralized and therefore most open during compression.  The Tertiary volcanic rocks surrounding Sierra Santa Lucia appear to be domed around the range.  This could result from the compaction of tuffs over a paleo-high of the range or actually reflect the actual folding of these volcanic rocks near the end of the Laramide compressional episode.  Although not well documented in the literature, abundant evidence has been observed in the field in Mexico that folding did affect volcanic rocks in these Mesozoic basins by their continuing inversion.  The basin and range topography mostly results from contrasting lithologies of Late and Early Cretaceous sediments in a folded terrane.

MAG Silver Corp.

2011 Annual Information Form

Deposit Types

CRD's are epigenetic polymetallic silver-lead-zinc-copper-gold deposits that have contributed 40% of Mexico's historic Ag production, making them second only to epithermal veins in importance.  Currently, they provide most of the Zinc and Lead that put Mexico in 5th and 6th place respectively in world production.  The largest CRD’s in Mexico define a narrow belt 2,200 kilometre long and range from 10 million tonnes to over 100 million tonnes in size.  Cinco de Mayo represents a gravel-covered new discovery along this trend.  Large CRD’s range from 25 million tonnes to 100 million tonnes of high-grade ores.  The deposits are commonly exploited at rates of 2,500 tonnes to over 6,000 tonnes per day, with mining depths in several deposits exceeding 1,200 metres below surface.  Mining costs are typically very low and some of Mexico's CRD mines are among the lowest cost underground mines in the world.

Mexico's CRD’s occur along the intersection of the Laramide-aged Mexican Thrust Belt and the Tertiary volcanic plateau of the Sierra Madre Occidental, a zone where structurally prepared carbonate host rocks were invaded by metals-rich intrusive bodies.  The Cinco de Mayo property lies on the western bounding fault of the Chihuahua Trough, the same structure that hosts major CRD’s like Santa Eulalia (MAG's Guigui property), Naica, San Pedro Corralitos and Terrazas.  This ancient crustal break first controlled deposition of a thick section of carbonate host rocks, while later movements created abundant structural fluid pathways, and finally it guided metals-rich magmas into place for optimal mineral deposition. These are essential elements of the mineralization model size.

CRD’s are zoned over kilometres laterally and vertically from: central intrusions with mineralized skarn lenses along their flanks; to mineralized skarns along dike or sill offshoots; to vertical to steeply oriented tabular or tubular “chimneys” composed dominantly of massive sulphides; to flat-lying tabular elongate mantos composed of massive sulphides; to a distinctive series of alteration styles that may extend for additional hundreds of metres from sulphides.  The dominant metals change with distance from the source intrusion, with the highest silver grades occurring in the distal manto-dominated part of the system.  Mineralization is typically continuous from the source intrusion to the fringes of the system, with the largest mines exploiting the full range of mineralization styles.  Distinct alteration and mineralization patterns characterize each zone and can be used to trace mineralization from one zone to another.  Large CRD’s are characteristically multi-stage systems showing evidence for multiple intrusion, mineralization and alteration events.  This results in overprinting of the various stages and creates complex, but substantial mineralized bodies.

CRD exploration focuses on position within the "CRD Belt" and recognition of where exposed mineralization lies with respect to this zoning spectrum.  Mantos are traced to chimneys and from there to skarn, or vice versa.  Early systematic regional exploration work and the results of initial drilling clearly show that Cinco de Mayo has many geological and mineralogical characteristics in common with the largest CRD’s in Mexico.  MAG believes its current exploration is in the distal mantos part of the system.

MAG Silver Corp.

2011 Annual Information Form

The acquisition of the Cinco de Mayo property evolved from a review of data collected during 15 years of systematic exploration and a study of the geologic characteristics of the CRDs prospects in Chihuahua by Dr. Peter Megaw and colleagues of IMDEX-Minera Cascabel.  This compilation revealed key features that set the important CRD systems like Santa Eulalia, Naica, Bismark, and San Pedro Corralitos apart from the numerous small CRD showings and Mississippi Valley Type Deposits (MVT) that occur elsewhere in the region.  An intriguing result from this compilation and cogitation was the recognition that the seemingly unimportant Cinco de Mayo has most of the features associated with the larger deposits, indicating that it may be an important exploration target of district scale.  There is virtually no outcrop at Cinco de Mayo save for the prominent range-front jasperoid outcrops and a narrow limestone ridge containing two small historic mines.  The reinterpretation was adequate justification for filing the Don Jose Claims over the eastern part of Cinco de Mayo.

The Cinco de Mayo property contains numerous mineralization and alteration occurrences associated with the western bounding fault of the Chihuahua Trough.  These include old mines on the Cinco Chimney and Cinco Manto at opposite ends of Cerro Cinco de Mayo, Abundancia, Celia and Orientales, all of which lie within MAG's property package.  Further, Cinco de Mayo Ridge is cut by numerous ferruginous jasperoid veins that carry strongly anomalous Pb-Zn-Cu-Ag-Au values.  Despite the extensive cover, the nature and degree of mineralization and alteration in Cerro Cinco de Mayo strongly indicates that a CRD system may lay hidden nearby under the cover, and subsequent drilling has confirmed this hypothesis.

Property Geology

The Cinco de Mayo Ridge is an elongate limestone ridge, about 0.5 kilometres wide and 2.5 kilometres long flanked by broad alluvium mantled valleys.  Drilling results indicate that the alluvial cover is very thin and that a very thick section of sedimentary rocks including the favourable carbonate host rocks lies immediately beneath the cover. The ridge is cut by northeast-southwest and northwest-southeast structures that host both mineralization and metal-bearing jasperoid alteration.  Little is known of the historic mining at Cinco de Mayo, but there are two old mines on the property that probably produced small amounts of high-grade silver and oxidized base metal ores.  The jasperoids were the focus of a systematic mapping and sampling program in 1998. This program revealed a number of geochemical “hot-spots” along certain structural corridors leading towards the adjacent covered areas that are in turn underlain by highly favourable host rocks.

At the Cinco de Mayo property, there are numerous mineralization and alteration occurrences associated with the western bounding faults of the Chihuahua Trough. These include the small mines and prospects at Cinco Ridge, Abundancia, Celia and Orientales and a host of unnamed occurrences dominated by iron-rich jasperoids with strongly anomalous lead-zinc-silver-arsenic (gold) signatures.  Locally, there is abundant evidence that the western bounding fault of the Chihuahua Trough was reactivated in the Tertiary as a major shear zone, with strands passing along the immediate flanks of the north-northwest-elongate Cinco de Mayo Ridge. Lack of offset or distortion of mineralization hosted in these faults indicates that the shear movements occurred before mineralization.

MAG Silver Corp.

2011 Annual Information Form

Environmental Surveys

Environmental surveys completed on the Cinco de Mayo Property to date are those required for drill and road building permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.

Several small and inconsequential old workings and prospect pits are found in and around the Cinco de Mayo Property.  Reconnaissance and detailed coverage from the SEMARNAT indicates that there are no inherited environmental liabilities from these workings.

At present the construction of drill roads and drill pads are the only “modern” disturbances found at Cinco de Mayo. Active programs of road reclamation are being conducted by the Company and are monitored under the auspices of SEMARNAT and the Mexican National permitting process.

To date all permits and reclamation efforts are valid and in compliance with the environmental regulations of Mexico.

Exploration & Drilling

Exploration work in the largely alluvium covered areas flanking the Sierra Santa Lucia is essentially “blind” and necessitates using geophysical techniques and geological extrapolation to trace mineralization beneath the thin (approximately 6 to 12 metres) cover.

The mineralization is known to contain magnetic pyrrhotite and the aeromagnetic survey has proven to be very useful.  Other geophysical methods (VTEM AND ZTEM) were tested in an attempt to delineate deeper structures. Induced polarization/apparent resistivity, of the tested ground techniques, appear to show the most promise. Mapping of hornfels and skarn mineralization has been an effective tool to lead us towards mineralization centres.

The results from the first nine holes (3,975 metres) drilled at Cinco de Mayo Ridge in 2006 were noteworthy.  Six of the nine holes were drilled over a strike length of 2.0 kilometres along a very prominent northwest trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.  Structurally controlled replacement style massive to semi-massive sulphide mineralization occurring within broad mineralized and altered zones was intercepted in all six of the holes. (e.g. Hole CDM-01 had 6.11 metres of 5.7% zinc, 1.4% lead and 22.5 g/t silver). Mineralization remained open in all directions. At least trace mineralization was encountered in the remaining three holes. Holes 8 and 9 of the initial program were drilled, respectively, 1 and 2 kilometres northwest of the end of Cinco de Mayo Ridge.  Hole 9 encountered a significant thickness of sulphide mineralized hornfels, which was interpreted as a more proximal style of mineralization than that encountered in the first 7 holes.

In late 2007, a 12 hole, 6,316 metre drilling program was completed north and northwest of Cinco de Mayo Ridge and results appeared to define a massive sulphide manto referred to now as the Jose Manto zone.  The highlight from this program of widely spaced holes was Hole 20 which intersected 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 g/t (7.4 ounces per ton (opt)) silver, 6.4% lead and 7.0% zinc. This includes a compositionally distinct interval, 2.12 metres thick, grading 512 g/t (15.9 opt) silver, 12.15% lead and 13.10% zinc.

MAG's 2008 drill program was focused on expanding the Jose Manto mineralization discovered with Hole 20 in late 2007. By mid-summer 2008, MAG had three drill rigs turning on the project. The exploration budget was increased in response to the successful results. By the end of 2008 drill holes 22 to 85 were completed. Most encountered massive sulfide mineralization and by the end of the year a zone, now referred to as the Jose Manto, was traced for over two kilometres along the principal northwest trending structural corridor revealed by the magnetic survey.

MAG Silver Corp.

2011 Annual Information Form

Early in 2009, the drill program at the Cinco de Mayo property was accelerated after recognition that the property was host to an extensive and well zoned CRD system.  It was initially decided that the Jose Manto had limited size potential (5 to 7 million tonnes) and that its geometry and depth precluded further drilling in a timely fashion. The 2009 program then shifted focus to explore for the proximal center/source of the system to which outer (distal) styles of mineralization of the Jose Manto could be zonally related.

In February of 2009, an airborne VTEM geophysical survey was conducted by Geotech across the property.  The geophysical results, indicated structures across the property which warranted further testing through core drilling.  The magnetic results also provide information in support of other structural exploration targets of interest.  These structures were subsequently drilled in 2010 and 2011.

In mid-2009, drilling was successful in discovering high grade molybdenum/gold mineralization at “Pozo Seco” (Spanish for “Dry Well”) located about 5 kilometres southwest of the Jose Manto. Hole 130 was drilled as a follow up to 2008 Hole 83 which had cut 63.3 metres grading 0.179% molybdenum and 0.11 g/t gold.  Hole 130 cut 44.7 metres grading 0.503% molybdenum and 0.08 g/t gold, and the two holes are considered the Pozo Seco Discovery holes.  The strong molybdenum mineralization at Pozo Seco is hosted in near-surface, flat-lying silicified breccias lying geologically above a 2 by 3 kilometre regional positive magnetic anomaly. This position is comparable to what is seen in the proximal parts of several major Mexican and U.S. CRD systems and is consistent with what MAG’s CRD exploration model predicted. Development of increasingly distal mineralization styles in structural corridors leading outwards from this centre is also consistent with the model.

The significance of the Pozo Seco molybdenum-gold) zone discovery was considered two-fold:

1) The high-grade molybdenum (approximately three times the average grade of most molybdenum producers) encountered over bulk mineable widths just below surface suggested the possibility of a standalone molybdenum operation;

2) The presence of high-grade molybdenum may indicate proximity to the intrusive centre of Cinco de Mayo’s silver-lead-zinc mineralization. A proximal molybdenum zone characterizes the San Martin-Sabinas District in Zacatecas, the largest skarn-replacement deposit known in Mexico.

The discovery was augmented by work commenced in the spring of 2009 whereby two large regional airborne surveys were flown over the Cinco de Mayo property by Geotech. Geotech surveyed the area with their VTEM/Aeromagnetic system then re-flew roughly a quarter of the area to test their new ZTEM system. Results from both surveys revealed and a number of drill targets.  The Pozo Seco zone appeared as a strong anomaly and high priority follow up target by both survey methods.

Drilling at Pozo Seco in the latter two months of 2009 was part of a 20 hole, 2,000 metre program drilled on a 200 metre grid centered on discovery Hole CM09-130. To the end of 2009, sixteen vertical and two angle holes had been drilled into molybdenum-gold or gold mineralization, starting at or near the surface, in a broad, gently east-dipping, breccia developed along the strong northwest-trending Lucia Fault zone.  Effort then shifted to drilling vertical offsets on a 200 metre grid centred on a northwest-southeast trending axis through a combination of Hole CM-130 and a series a strong, multi-stage jasperoid breccia outcrops that show the same strong NW-SE fabric. Drilling showed that molybdenum mineralization continued for at least 1,500 metres to the northwest of Hole 130, but gives way abruptly to gold mineralization at the southeast end of the zone,

MAG Silver Corp.

2011 Annual Information Form

The western boundary to the Pozo Seco zone was found to be the Lucia Fault, a complexly deformed thrust fault that juxtaposes the favorable host limestones against relatively impermeable shales. This fault corresponds closely to the strong linear V-TEM anomaly mentioned above. Moly-gold mineralization was found to have an irregular eastern boundary, with the overall body ranging from 150 to over 350 metres wide.  The average width is 250 metres.  Angle holes (CM-137 and 138) were drilled north and west of discovery hole CM-130 to seek high-angle feeders for the flat-lying Pozo Seco Breccia.  Hole 138 hit a narrow, high-angle feature with strong molybdenum and modest gold values that may connect with the postulated northeast-trending gold feeder.

As noted above, molybdenum-gold mineralization at the Pozo Seco zone gives way abruptly to gold-dominant mineralization. Hole 150 marks the beginning of this gold-dominant zone and returned 27.50 grams gold in a 0.30 metre zone lying practically at surface and containing abundant visible gold within an overall 4.41 metres (4.95 to 9.36 metre depth) grading 1.99 grams gold.  Hole 150 and adjoining holes 153 and 123 show only trace molybdenum in contrast to neighboring holes.  Gold mineralization appears to have been fed into the molybdenum zone along the perpendicular northeast-trending Pozo Seco Fault zone that continues to the southwest to where geochemical grid sampling revealed a one kilometre diameter area with highly anomalous gold, silver, copper, zinc, lead, arsenic, antimony and mercury values directly overlying a high-point on the magnetic anomaly that underlies the entire Pozo Seco area.

Because Cinco de Mayo was emerging as a large, complex and poorly exposed CRD system, a number of approaches were taken to locate the intrusive source of this strongly mineralized system. Existing geophysical data was combined and reprocessed in 3-D by Mira Geoscience Ltd, Montreal, Quebec, and incorporated with geochemical surveys and drilling results to establish early tonnage estimates and provide new drill targets. Also, using state of the art satellite imagery, Photosat Ltd., Vancouver, B.C. completed a 200 by 200 kilometre regional 3-D elevation model, covering the entire Cinco de Mayo property

Drilling in 2010 started very aggressively with five drills to outline and delineate the Pozo Seco molybdenum-gold zone.  The zone remained open to the northwest and airborne geophysical results and surface work indicate a further 1.5 kilometre of strike length is highly probable.

The Pozo Seco zone quickly developed substantial size and grade in 2010.  Contiguous holes outlined a tabular body approximately 2,500 metres long, averaging 250 to 300 metres wide and 50 metres thick. In August 2010, the Company received an updated mineral resource for the Cinco de Mayo project, as detailed below.

By the end of 2010, drilling was advancing with four drill rigs dedicated to tracing mineralized structural zones that may have fed, or been fed from the Pozo Seco mineralization zone. Exploration focused on locating these structures, determining their geometry and attempting to follow their geological and geochemical signatures back towards their source; a process called “vectoring.” A comparison with similar CRD systems in the region indicates that the scale of vectoring may range from a few hundred metres to several thousand metres, so a number of holes may be required to trace an individual structure.

MAG Silver Corp.

2011 Annual Information Form

Despite extensive cover, drilling west and southwest of Pozo Seco succeeded in revealing new sub-parallel NW-SE mineralized structural zones containing multiple fugitive veins with strong geochemical signatures within an area roughly 3 by 4 kilometres, primarily focused in: The Rancho Zone, 1,100 metres southwest of Pozo Seco; Pozo Seco West, 500 to 800 metres west of Pozo Seco; and Pozo Seco South, 1.5 kilometres south of Pozo Seco and at Polaris 3 kilometres to the north-northwest of Pozo Seco. Many of holes save, for the Polaris area holes, cut multiple mineralized veins and veinlets virtually all of which contain strongly anomalous gold values, in many cases associated with strong copper, lead and zinc values. Very high silver was encountered in two previous holes (255, 265). Many holes also showed significant features indicating proximity to an intrusive heat source including high copper and tungsten values.  Felsic dykes occur in the Pozo Seco Fault, which has almost east-west geometry. Highly altered felsic and intermediate dykes were also encountered in the Polaris area, which may also mark an east-west fault. The intersection of northwest-southeast faults, like the Lucia fault, and these east-west fault systems appears to coincide with areas of increased mineralization and thermal alteration, indicating that they may be significant feeders within the system and that a magmatic source may be present nearby.  The geochemical and geological characteristics of the results from these holes are being continuously evaluated for vectoring indications for on-going drilling.

Two additional target areas were identified and tested in 2010: Polaris and La Camarada.  Polaris is located almost three kilometres to the north of Pozo Seco and along the Santa Lucia Fault.  This area is in part outcrop at the north end of the range where a series of jasperoids are found in outcrop and sampling has revealed highly anomalous gold values up to 40 g/t gold. Projection of these structures out under cover along strike leads to an area of ZTEM geophysical anomalies coincident with a pronounced Mag low.  Holes in this zone have intersected intense silicification with anomalous gold values and a series of highly altered felsic and intermediate dykes. This area also produced several manto-like intersections in the Finlay formation, the main mineralization host at Cinco de Mayo Ridge. Drilling here has been very difficult and four holes have been lost in a large fault showing pervasive clay alteration.  Further attempts are underway to successfully get through this zone.

La Camarada is one of the several internal acquisitions made in 2010 and is located four kilometres south east of Pozo Seco.  This property has a small mine operated by local prospectors and produces a copper oxide product. The best hole to date here by MAG intercepted 17.1 metres of 0.71% copper, 147 g/t silver and 2.5% zinc.  Additional holes in the area cut erratic copper and silver mineralization and it appears that the Camarada body is a steeply east-plunging chimney-like body.

Exploration drilling on the property in 2011 consisted of 49 diamond drillholes totalling 25,106 m. Drilling focused primarily on the Polaris area with moderate drilling at La Gloria and a gold-bearing jasperoid area to the northeast of Pozo Seco. Three holes were drilled within the Jose Manto development area. The most significant find of the year occurred in the latest part of the year with the discovery of the Bridge Zone massive sulphide manto that appears to link the Jose Manto with mineralization at Cinco Ridge.

MAG Silver Corp.

2011 Annual Information Form

Bridge Zone

Six of the seven holes that were drilled in the Bridge Zone to the southeast of the Jose Manto intercepted massive sulphide. The holes were drilled on 200 metre to 250 metre centres over a 1,100 metre strike length. The closest of these holes is about 650 metres to the southeast from the Jose Manto. Combined with earlier drilling, continuous silver-lead-zinc manto mineralization now extends for at least 4,000 metres from the northern end of the Jose Manto to the Cinco Ridge intercepts. More importantly, these recent intercepts lie 150 metres to 200 metres closer to the surface than most of the principal mineralized body at the Jose Manto, dramatically improving potential accessibility.

New interpretation of the Jose Manto and the Bridge Zone indicates that two are hosted in similar limestone beds in separate but adjoining thrust sheets with mineralization passing from one fault slice to the other where similar favorable host rocks are juxtaposed across the fault. The nature of the overlap between the two remains to be determined the fact that mineralization appears to continue undisturbed across the fault indicates that the principal offsetting movement was pre-mineral.

In detail, the recent sulphide intercepts reflect composite sheeted bodies composed of massive and semi-massive sulphides alternating with thin relatively un-mineralized limestone beds. Individual sulphide layers range from 0.4 metres to 4.3 metres thick, and composite manto thickness ranges from 1.2 metres to 16.3 metres. As is typical of the Jose Manto, the percentage of massive sulphide ranges from roughly 50% to nearly 100% of the composite manto thickness. Sulphides are dominated by pyrite, argentiferous galena and dark coloured sphalerite. Barite is locally abundant as at the Jose Manto.

Subsequent to year end, on March 22, 2012 the Company announced significant massive sulphide intercepts in new drilling in the Bridge Zone – see “2012 Exploration program below.

Polaris Area

Drilling in and around the Polaris area consisted of 28 holes, most of which cut intrusions, strong silicification and local skarn alteration.  The strongest intrusion-related skarn-hosted mineralization and related replacement massive sulphide was encountered in holes 361, 343 and 335.  These three intercepts fall in the same plane indicating probable lateral continuity.  Other holes in the area cut narrower mineralized intercepts, some with strongly anomalous copper, while a number were lost in a particularly difficult fault zone.

The drilling at Polaris revealed a strong southeast-northwest trend that projects southeast through the range towards the northern end of the Jose Manto.  Review and comparison of drilling results from this structure and the Jose Manto suggests that the two might be linked, with one fed from the other.  This interpretation led to re-examination of the mineralization at the Jose Manto and Cinco Ridge drilled in 2006-2007 and the recognition that mineralization might be continuous from Polaris through the Jose Manto and beyond to Cinco Ridge; a distance of nearly 8 kilometres with the shallowest mineralization at the southeastern end. This led to shifting exploration focus to the “Bridge Zone” gap between the Jose Manto and Cinco Ridge and discovery of the massive sulphides described above.

MAG Silver Corp.

2011 Annual Information Form

Pozo Seco

Metallurgical testing to determine the best methods for recovering of both gold and molybdenum in the Pozo Seco deposit is ongoing with leaching giving the most promising results.  Test work to date indicates that the gold at Pozo Seco is readily recoverable, with recoveries of over 90%.  During 2011, test work focused on the recovery of molybdenum from the molybdenum oxide mineral “powellite”. Recovery of molybdenum from powellite is something of a pioneering effort since quantities of powellite comparable to those in Pozo Seco have never been found before.  However, preliminary results are promising and subject to achieving a 60% recovery or more, the existing resource will be carried forward into a preliminary economic assessment.  First-pass attempts at optimization of the positive preliminary results are expected to be completed and reported sometime in the second quarter of 2012.

Gold-Bearing Jasperoid Area

Four holes were also drilled to target beneath partially exposed jasperoid bodies scattered in the rugged hills between the northeast end of Pozo Seco and Polaris.  Some of these jasperoid have yielded surface samples grading between 0.02 g/t gold and 40 g/t gold.  Drilling required road-building through very hard rock and use of a semi-portable diamond drilling rig.  Abundant iron-oxide mineralization was encountered in all holes, locally associated with moderate to strong silicification and/or calcite veining. Assay results for all four holes show narrow anomalous gold and copper zones.

Other areas

Three holes were drilled into the up-dip area of the Jose Manto to test the limit of the known mineralization.  There are a few small hits, but this drilling appears to have defined the edge of the mineralization in this area.  One additional hole was drilled just to the south of Cinco Ridge and intercepted a thin mineralized zone associated with the hanging wall thrust fault of the thrust slice.  Five holes were drilled in the La Gloria area to test the upper Finlay in the area for mineralization.

Sampling and Analysis

Drill Core Sampling

Drillcore sampling procedures at the Cinco de Mayo property are reflective of industry best practices.  All diamond drillcore sample intervals are clearly marked in the box by geology staff before being photographed, then core is split in half using a rock saw, with each respective interval being tagged, and bagged for shipping. All diamond drill core was split manually at the field camp facility.  All mineralized core was split using a rock saw.  After the core was split, one half was put into a sample bag and the other half was returned to the core tray.  The core splitter was thoroughly cleaned after each sample was collected.  Each sample was completely described on a card with the appropriate sample number.

Geochemical Sampling

A systematic geochemical sampling program was begun in late 2009 on several outcrop areas near the Pozo Seco molybdenum-gold zone.  Sample intervals are selected based on visible mineralization and geological contacts.  Sample lengths in mineralized intervals vary from a minimum of 20 centimetres to six metres but are generally kept between 0.5 metres and 2.0 metres. Barren samples are commonly taken to shoulder both ends of mineralized zones and are typically one metre in length.  Core marked for sampling is sawn, with half returned to the box and the other half placed in plastic sample bags.  Assay intervals and sample numbers are marked on core boxes with marker.  The plastic sample bags are placed in larger rice bags and sealed for shipping. All the core from the Company’s drilling is cross-piled at secure locations in Benito Juárez.  The Company measures the density of every sample submitted for chemical analysis by the water displacement method.  Historically, the core has not been sealed, but a remeasurement of density for 300 selected samples using sealed core is underway.

MAG Silver Corp.

2011 Annual Information Form

Over 200 samples were taken with the strongest results coming from a one kilometre diameter alluvium-surrounded outcrop area lying about 1,250 metres southwest of Hole 150 along the projection of the gold trend.  This area sits directly above a high on the strong positive magnetic anomaly that underlies the entire Pozo Seco zone and is believed to reflect an underlying intrusive body.  The area is laced with northwest-trending structures, many of which are silicified and some of which contain 20-50 centimetres thick galena and tennantite-bearing barite veins.  The area shows consistently high gold, silver, copper, zinc, lead, arsenic, antimony and mercury values. It was thought that the Pozo Seco South represents a halo to a much larger buried skarn as predicted by the geological model. A string of strong Geotech VTEM conductors and a conductive zone traced by the ZTEM airborne surveys supported this concept and drilling in and around the area has located extensive marble cut by a number of well mineralized structures and “fugitive calcite” veins, although no major skarn mineralization has yet been encountered. Core recoveries are calculated for each drilling interval and recorded in the digital logging system utilized for the project. Sample numbers are assigned by the digital logging system and carefully marked on the core boxes.  Sample intervals are guided by geologic and mineralogic breaks with a maximum 1 metre sample length in visually mineralized zones and 2 metres in alteration.  Core is split or sawn depending on the nature of the sample.  Sampling is as close to perpendicular to mineralization or alteration banding where possible, although highly contorted banding zones locally make this difficult.  A rigorous chain of custody and QA/QC protocol is in place and is closely followed.

RPA concurs with the adequacy of the samples taken, the security of the storage and shipping procedures, the sample preparation, analytical procedures used, and data management practices.

Security of Samples

The Company has implemented a quality control program to ensure best practices in sampling and analysis of core samples. Sample chain of control was maintained by Cascabel from the sample collection point until delivery to a representative from the analytical laboratory or until shipping directly to the sample preparation facility.  Samples are bagged individually and tagged in the field then immediately collected into larger rice bags to be stored at the Cascabel field camp until bulk-shipped or transported. While stored in Cascabel’s field camp, these “rice sacks” were tightly sealed using strapping tape which was immediately marked with an indelible marker in a unique manner to avoid tampering.

All core is stored at a separate core storage facility in Benito Juárez.  The facility is a warehouse with a roll-down door with 2 locks that are secured after core is moved from logging/sampling facility.  There is no security guard in place.  Given the population of Benito Juárez (approximately 5000), there is no need for 24 hour security.  The storage facility is visited by Cascabel staff periodically each day.

MAG Silver Corp.

2011 Annual Information Form

The samples are delivered directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in either Chihuahua, Chihuahua or Hermosillo, Sonora (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis by ICP techniques. Metallic screen fire analyses for silver are also regularly run as an additional QA/QC check.  RPA concurs with the security of the storage and shipping procedures used.

Mineral Resources Estimates

In August 2010, an initial mineral resource estimate for the Pozo Seco molybdenum-gold was announced. RPA, then Scott Wilson RPA, prepared a mineral resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010.  At a cut-off grade of 0.022% molybdenum, the indicated mineral resources are estimated at 29.1 million tonnes grading 0.147% molybdenum and 0.25 g/t gold, containing 94.0 million pounds molybdenum and 230,000 ounces gold.  Inferred mineral resources are estimated at 23.4 million tonnes grading 0.103% molybdenum and 0.17 g/t gold, containing 53.2 million pounds molybdenum and 129,000 ounces gold (see Table 3).

Table 3 - Mineral Resource Estimate for the Pozo Seco Deposit

Zone/Classification	Tonnage	Molybdenum	Molybdenum	Gold	Gold
	(Tonnes x 1000)	(%)	(pounds)	(g/t)	(ounces)
INDICATED
FW1	2,719	0.116	6,943,000	0.27	24,000
MZ	26,346	0.150	87,082,000	0.24	206,000
Total Indicated	29,066	0.147	94,012,000	0.25	230,000

INFERRED
FW1	4,357	0.086	8,220,000	0.22	31,000
FW3	1,312	0.109	3,155,000	0.19	8,000
FW4	38	0.057	48,000	0.02	0
HW1	819	0.065	1,177,000	0.08	2,000
HW2	1,234	0.070	1,911,000	0.14	5,000
MZ	13,857	0.118	36,009,000	0.15	67,000
NWZ	1,759	0.069	2,686,000	0.27	15,000
Total Inferred	23,376	0.103	53,205,000	0.17	129,000

Notes:

(1)

CIM Definition Standards have been followed for classification of mineral resources.

(2)

The cut-off grade of 0.022% molybdenum was estimated using a molybdenum price of US$17/lb and assumed operating costs and recoveries.

(3)

Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(4)

Totals may not add correctly due to rounding.

The drill hole database within the Pozo Seco area includes 119 holes (up to and including 264) totalling 34,311 metre.  A set of cross sections and plan views were interpreted to construct three-dimensional wireframe models using a minimum grade of approximately 0.02% molybdenum and a minimum vertical thickness of two metres. Prior to compositing to three metre lengths, high molybdenum grades were cut to 1.0% molybdenum and gold values were cut to 1.8 g/t gold.

MAG Silver Corp.

2011 Annual Information Form

Variogram parameters were interpreted from three-metre composited assay values. Block model molybdenum and gold grades within the wireframe models were estimated by ordinary kriging.  Classification into the Indicated and Inferred categories was guided by the drill hole density, interpreted variogram ranges, and the apparent continuity of the mineralized zones.  Preliminary Whittle open pit analysis was used to confirm that the project has reasonable prospects for economic extraction.  Only material within the preliminary pit shell is reported as Mineral Resources.  In plan view, the resources are contained within an area 2,000 metres long by 300 metres wide, elongated in the northwest-southeast direction.

Qualified Person (Mineral Resource): The mineral resources for the Pozo Seco Deposit disclosed in this AIF have been estimated by Mr. David Ross, P.Geo., an employee of RPA and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of NI 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves.  Mr. Ross, P.Geo. has read and approved the contents of this AIF as it pertains to the disclosed mineral resource estimate.

2012 Exploration Program

Exploration work completed to 2011 includes detailed geologic mapping, rock sampling and airborne geophysics.  Astute interpretation of the structural geology and magnetic survey data from 2009 led to the discovery and definition of the Bridge Zone in 2011.

As at December 31, 2011, drilling was advancing with one drill rig dedicated to tracing mineralized structural zones that may have fed, or been fed from the Jose Manto and Bridge Zone.  Exploration for the first quarter of 2012 has begun with two rigs focused on fleshing out the Bridge Zone to allow generation of a resource estimate by mid-year.  A third rig is drilling to seek new mineralization along strike and to depth, and the intrusion system expected to lie at the centre of the system. The Company’s 2012 exploration budget for the Cinco de Mayo property (including Pozo Seco and Jose Manto) has been approved at $3.45 million, with 15,000 metres of drilling targeted at delineating the mineralized corridor between Jose Manto and Cinco Ridge.

Subsequent to year end, on March 22, 2012 the Company announced significant massive sulphide intercepts in drilling in the “Bridge Zone” along the Jose Manto-Cinco Ridge corridor. Ten holes were drilled on a section to test the up- and down-dip continuity of Hole CM11-380, the best of seven massive sulphide manto intercepts drilled late in 2011. The results clearly demonstrate the lateral and vertical continuity of the mineralization. The current holes were drilled on 50 metre centres and eight of the ten holes (including hole CM11-380 which cut 386 g/t silver with 14.0% zinc and 8.2% lead over 3.98 metres) intercepted massive sulphides (assays pending on two holes). The combined drilling shows continuous mineralization over a 400 metre dip length, with mineralization remaining open down dip and along strike.

The best hole was CM12-390, which cut 274 g/t (8.0 opt) silver with 5.5% lead and 17.2% zinc over 8.08 metres including 1.63 metres that grades 778 g/t (22.7 opt) silver. This intercept is actually the sulphide portion of a 14.1 metre thick manto zone where the top 6.0 metres is partially to completely oxidized and leached sulphide.

MAG Silver Corp.

2011 Annual Information Form

The remaining holes have all cut massive sulphides ranging from 1.50 to 5.25 metres in thickness.  As is typical of the Jose Manto, the percentage of massive sulphide ranges from roughly 50% to nearly 100% of the composite manto thickness.  Sulphides are dominated by pyrite, argentiferous galena and dark coloured sphalerite.  Barite is locally abundant.

This series of holes is the first full cross-section across the “Bridge Zone” between the Jose Manto and Cinco Ridge and shows manto width, thickness and composition comparable to the well constrained body of the Jose Manto.  The similarity of manto dimensions, composition and textures strongly indicates that mineralization maintains these dimensions throughout the Bridge Zone and into the Jose Manto, which if confirmed will reveal continuous manto-style mineralization at least 4,000 metres long that plunges irregularly downwards to the northwest from 200 to 450 metres depth.

Drilling of progressive fences of holes along the Bridge Zone is underway with two drill rigs. Currently, the fence across Hole CM11-377 is in progress.  Hole CM11-377 reported 5.25 metres grading 280 g/t (8.2 opt) silver with 6.1% lead and 6.2% zinc.

Lagartos Property

Introduction

Through acquisition and staking, MAG has secured two very large claim groups lying along the Fresnillo Silver Trend (“FST”), a large regional structural zone that hosts the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  All of the historic deposits of the FST were found in outcrop by indigenous people in pre-Colonial times and aggressively exploited by the Spaniards during the 350 to 450 years after the Conquest.  Over 60% of the FST is masked by alluvial soils and/or young volcanic rocks and MAG hopes to repeat its Juanicipio success by applying the expertise and knowledge garnered there to buried targets at the Lagartos property. The property package has two major claim groups: Lagartos NW and Lagartos SE.

Lagartos NW covers the immediate northwestern projection of the geology and structure of the Fresnillo Mining District into a broad alluvial valley punctuated by volcanic outcrops showing high-level alteration styles and mercury showings virtually identical to those that led to the Juanicipio discovery.

The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546.  MAG’s claims almost completely surround the district on the north, south, west and east and include the on-strike projection of most of the district’s major vein swarms. The gap in the claim pattern reflects the location of the Zacatecas-Guadalupe urbanized area. In addition, MAG has acquired claims within and flanking some of the major historic producing mining zones.  For clarity, MAG has split out the Lagartos South area, which lies along the southern projection of the El Orito gold-dominant vein swarm.

Over the last three years, in addition to drilling on Lagartos SE, MAG has completed extensive regional reconnaissance mapping and sampling in the Lagartos NW and SE claim blocks, largely to define potential target areas, but also to “condemn” areas where potential is limited. Several concessions have been dropped based on this work, significantly reducing MAG’s concession tax costs for this project.

MAG Silver Corp.

2011 Annual Information Form

Property Description and Location

The Company acquired a 100% interest in exploration concessions on the FST to the northwest and southeast of the Juanicipio property.  The FST is a large regional structural zone hosting the world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts. The two main claim groups comprising 135,000 hectares are known as Lagartos NW and Lagartos SE, northwest and southeast of the Juanicipio Joint Venture.  Lagartos South is a sub-set of Lagartos SE.  These 100% owned exploration concessions, enable the Company to explore the areas covered by the concessions, subject to the Company paying applicable annual taxes and filing work assessment reports.

Figure 3 Lagartos SE and NW Location map

MAG Silver Corp.

2011 Annual Information Form

TABLE 4 - LIST OF CLAIMS
MAG Silver Corp. – Lagartos NW/SE Projects

Claim Name	Title Number	Date of Issue	Expiration Date	Area (ha)	Reduced Area
LAGARTOS NW PROJECT
LAGARTOS I	220667	9-Sep-2003	8-Sep-2050	11,206.7018
LAGARTOS II	221035	13-Nov-2003	12-Nov-2050	3,720.0000
REDUC. LAGARTOS III	233529	27-Jan-2004	26-Jan-2054	36,995.1738	12,043.0552
LAGARTOS XII	228569	8-Dec-2006	7-Dec-2056	2,854.9938
LAGARTOS XIV	228767	23-Jan-2007	22-Jan-2057	719.7292
LAGARTOS SE PROJECT
REDUC. LAGARTOS IV (REDUCTION)	221805	26-Mar-2004	25-Mar-2054	63,184.3347	26,758.5800
LAGARTOS V	222761	27-Aug-2004	26-Aug-2054	7,092.6638
LAGARTOS VI	228340	8-Nov-2006	7-Nov-2056	3,638.0752
LAGARTOS XI	In Progress			363.6348
LAGARTOS XIII	228633	15-Dec-2006	14-Dec-2056	12.5392
GEMINIS XIII	224581	20-May-2005	19-May-2005	86.6423
GEMINIS XXIII	227962	15-Sep-2006	14-Sep-2056	94.3131
CUMBRES I	224582	20-May-2005	19-May-2055	331.6280
SAN MARTINITO	196156	16-Jul-1993	15-Jul-2043	12.0000
LA CONSTANCIA	196319	16-Jul-1993	15-Jul-2043	25.9648
PAULINA	217496	16-Jul-2002	15-Jul-2052	7.6958
LA CAMOCHA 2	224841	14-Jun-2005	13-Jun-2055	8.3405
LAS MARIAS	215229	14-Feb-2002	13-Feb-2052	73.5433
SAN MIGUEL	215509	22-Feb-2002	21-Feb-2052	16.1263
SAN FERNANDO	162437	12-Jun-1978	11-Jun-2028	20.6911
AMPL. A SAN FERNANDO	162400	12-Jan-1978	11-Jan-2028	65.2211
PREDILECTA	164960	3-Aug-1979	2-Aug-2029	32.0000
LAG	In Progress			2,468.7166
LAG F-1	In Progress			387.2650
LAG F-2	In Progress			1,813.5911
LAG F-3	In Progress			6.4567
LAG F-4	In Progress			8.4830
LAG F-5	In Progress			1.2925
LAG F-6	In Progress			8.8846
LAG F-7	In Progress			19.7332
LAG F-8	In Progress			3.8895
LAG F-9	In Progress			67.0928
LAGF-10	In Progress			95.6858
LAG F-11	In Progress			1.3324
LAG F-12	In Progress			1.0981
LAG F-13	In Progress			0.9569
LAG 5	230023	10-Jul-2007	9-Jul-2057	8,747.6164
				144,194.1072	38,801.6352

Permitting

A variety of permits are required to undertake an exploration program on the scale of the Lagartos Projects.  These include Soil Use Change Permits, Environmental Impact Permits, Drilling Permits, and various permits regarding generation, storage and disposal of drilling waste materials.  The Company has surface access agreements in place with a variety of private surface owners and ejidos that own land in the project areas.

The Company has obtained all of the necessary permits described above for the on-going exploration program and  to the best of Company’s knowledge the Project has passed all inspections and remains is in good standing with SEMARNAT, the Mexican Environmental Protection Agency.

Accessibility

The Lagartos SE property largely surrounds the city of Zacatecas, in Zacatecas State, Mexico. Access to the property is excellent. Major highway, paved secondary roads and unpaved roads and tracks provide ready access to most of the property.

MAG Silver Corp.

2011 Annual Information Form

The Lagartos NW property is located ten kilometres northwest of the historic silver mining town of Fresnillo, also in the State of Zacatecas. The drive from Zacatecas to Fresnillo is approximately 80 kilometres on paved highway.  Most of the drive to the property, from Fresnillo, is on paved highway with secondary roads and tracks providing access for the last couple of kilometres.

A modern international airport is located roughly one third of the way between Zacatecas and Fresnillo. A railway line connects and serves both areas.

The central Zacatecas region where the Lagartos properties lie is a high (2,000-2,500 metres elevation) sparsely-vegetated desert plateau favored by an equable year-round climate.  Except for brief interruptions during the summer rainy season, exploration can be pursued year-round.

No resources have yet been developed within the Lagartos Project areas, but it is believed that surface rights for mining operations, power, water, mining personnel, potential tailings storage areas, potential waste disposal areas, heap leach pad areas and potential processing plant sites can be negotiated and obtained when necessary.

Ownership

Both Lagartos SE and Lagartos NW are 100% owned by MAG. The Lagartos SE land package surrounds the famous Zacatecas Mining District, one of the oldest and most productive silver mining districts in the world.

Due to progressive holding costs caused by the holding tax structure under Mexican mining law, which imposes higher rates for older claims, it is prudent to assess the mineral potential of claim areas and then abandon areas with poor prospects.  Work in 2008 allowed MAG to abandon 70,149 hectares of low-potential ground in the Lagartos III, IV, VII, VIII and 9 claims.  No claims were abandoned in 2010 or 2011.

History

The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546 when Juan de Tolosa, a Basque nobleman, founded a small mining camp in the area.   MAG’s claims completely encompass the district on the north, west and east and include the on-strike projection of most of the district’s major vein swarms.  In addition, MAG has acquired claims within and flanking some of the major historic producing mining zones.

To MAG’s knowledge, no previous exploration or exploration-related disturbances has occurred within the parts of MAG’s claims that cover the alluvial plains surrounding the Zacatecas Range where all historic mining activity took place.  Claims held within the historic mining area have seen varying amounts of historical exploration and small-scale mining, but in most cases chain of ownership of these mining concessions has been broken (concessions revoked and subsequently refilled), which eliminates environmental liability under Mexican Mining and Environmental laws.

Exploration Rationale and Potential of Regional Geological Setting

The Lagartos SE and Lagartos NW properties comprise two large and separate claim groups lying along a southeast to northwest mineralized silver trend centered on Fresnillo. The properties lay along the FST, a large regional structural zone hosting the world class Guanajuato, Zacatecas, and Fresnillo Epithermal Silver-Gold vein districts. Although all of these known deposits were found in outcrop between 350 and 500 years ago, MAG believes that significant epithermal silver vein systems lie covered by recent alluvial soils that mask over 60% of the trend.

MAG Silver Corp.

2011 Annual Information Form

MAG applies modern concepts of low-sulphidation epithermal veins to identify geologic features characteristic of the parts of these systems well above the levels of principal silver-gold-base metal deposition, with the goal of drilling the veins at these productive levels. This process involves indentifying favorably oriented structural zones, favorable host-rock packages and the distinctive alteration effects and assemblages indicative of the upper zones of a vein system.  Since much of the exploration area is covered by alluvium or volcanic rocks, exposed structural and alteration trends must be projected into covered areas, with geophysics and geochemistry providing support for testing the resulting “blind” drilling targets.

Local Geology

In both Lagartos NW and Lagartos SE, the geology is characterized by a complexly thrust faulted series of Mesozoic sedimentary rocks and intermediate volcanics.  These are unconformably overlain by a variety of Tertiary volcanic rocks, some pre-mineral and some post-mineral.  This sequence is broadly covered by Recent alluvium and soils.  Structurally, the area is dominated by an early NW-SE regional fault system with related N-S and nearly E-W related structures, many of which host veins.  A later set of NE-SW normal faults cuts the areas.  Mineralization often is best developed at the intersection of these two fault systems, although there is evidence that the NE-SW system experienced both pre and post-mineral offsets. Typically outcrops occupy mountains and low ranges along the flanks of NW elongate valleys and MAG seeks to locate signs of mineralization and alteration in these outcrops to project under the adjoining cover.

The Company’s examination has identified a number of broad hydrothermal alteration and structural zones, up to four kilometres long and “tens” of metres wide in several places within Lagartos SE and Lagartos S. In several places within these alteration halos there are quartz veins containing iron oxides and sulfides of zinc, lead and silver in varying proportions. In addition there are other veins and zones characterized by iron-rich carbonates, druzy quartz, iron oxides and sulfides of lead and zinc. These zones have returned anomalous silver values ranging from one half ounce up to 2.3 kilograms silver (67 ounces) in selected grab samples from a number of old pit workings and low lying outcrops. These zones are also typically characterized by a suite of highly anomalous metal values for arsenic, mercury and antimony. These zones are thought to represent upper level manifestations of deeper epithermal vein systems like those found in the Zacatecas and Fresnillo (Juanicipio) districts and drill targeting is designed accordingly.

Environmental Surveys

Environmental surveys done on the Lagartos SE and NW properties to date are those required for drill and road building permits. These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.

Many old workings are found in close proximity to the Lagartos SE property but the ground held by MAG has extensive alluvial or volcanic cover and little to no evidence of previous work beyond small prospects.  Chain of title was broken between these excavations and MAG’s acquisition of concession titles, so no environmental liability for the excavations attaches to MAG.

MAG Silver Corp.

2011 Annual Information Form

Programs of road reclamation are conducted by MAG and monitored under the auspices of SEMARNAT and the Mexican National permitting process.

To date all permits and reclamation efforts are valid and in compliance with the environmental regulations of Mexico.

Exploration

During the year ended December 31, 2011, the Company spent $1,462,255 in exploration on the combined Lagartos properties, primarily on the Lagartos SE claims.  To December 31, 2011, the Company has incurred a cumulative total of $12,221,781 in exploration expenditures on these two properties.

Lagartos SE

In 2006, MAG staked all of the open ground surrounding the Zacatecas District and purchased numerous claims over past producing veins within the district. This gave MAG the potential projections of the E-W trending district veins as well as the San Gabriel vein field in the northernmost part of the district.

Initial drilling of Lagartos SE in 2006 totaled 7,066 metres in 20 holes. The objective was to test at shallow depth a number of vein and structural targets traceable for strike lengths of 600 to 1,000 metres to determine which targets offer the best opportunity to host significant mineralization at depth.

The most significant hole intercepted 6.0 metres of 42.5 g/t silver and 0.34 g/t gold with strongly anomalous arsenic and antimony values. Six other holes also reported anomalous silver values with highly anomalous arsenic. This silver-gold-arsenic combination is comparable to what is seen in the highest portions of epithermal veins found in the Zacatecas district and Juanicipio area of the Fresnillo district.

Geological and geophysical work conducted in 2007 and 2008 identified drill targets in and around the eastern and western extensions of the historically important Veta Grande and Mala Noche Vein swarms.  These are broad zones laced by multiple vein strands with similar strike and depth of exposure, typically named for the largest vein within the swarm.  Exploitation of these veins was relatively shallow and the areas have not been the object of modern, focused exploration methods.

MAG’s initial exploration efforts targeted the La Luz and Morelos SW areas along the NW extensions of the Veta Grande and Mala Noche, respectively, and Las Majadas/El Pajaro Hill and Puerto Rico covering the southeast extensions of the Mala Noche and Veta Grande, respectively.   Predilicta is a vein in the Veta Grande within the historic mining area.

Between mid-October 2008 and the end of 2008, four holes totaling 2,189.95 metres were drilled in the La Luz area seeking the extension of veins of the Veta Grande system under alluvium.  Structural projection was based on geological and geophysical data.  Alluvium at La Luz was found to range from 150 to over 250 metres thick, thickening to the southeast.

MAG Silver Corp.

2011 Annual Information Form

Several major fault structures with strong alteration were encountered in the underlying bedrock, but none contained mineralized veins.

Drilling on Las Majadas began in December, 2008 on a broad stockwork zone lying along the southeastern projection of the Malanoche vein system.  The area is laced with numerous mineralized quartz stringers and at least 3 narrow high-grade veins with historic production.   No major intercepts were made in this area in 2008 or 2009 and it is currently on stand-by.

In 2009, exploration of Lagartos SE focused on locating the eastern extensions to major vein groups of the past producing Zacatecas silver district.  Drilling in late 2009 appears to have discovered the continuation of the prolific Veta Grande Vein, the second most important vein in this billion-ounce silver producing district.  Significant ore-shoots are distributed intermittently along the twelve kilometres of its known trace across the north-central part of the district before it disappears under alluvium at both ends. MAG initially sought its continuation at the northwest end at La Luz before turning to the southeast extension at Veta Grande SE.  There are no outcrops in the Veta Grande SE target area, so drilling was targeted along the direct projection of the vein, approximately 500 metres east of its last confirmed outcropping.  A broad structural zone with quartz and calcite veinlets was intersected in three holes in alignment with the Veta Grande. Although the intercepts carried no significant values, the intermittent nature of oreshoots along the known length of the Veta Grande indicates that ore shoots could occur farther east from these intercepts. This discovery shows that this important and historic vein is open along strike from areas of past production including an additional 4 kilometres of possible projection on MAG’s wholly owned property.

In a second discovery in the same vicinity, holes drilled in the Puerto Rico Vein, which runs parallel to the Veta Grande Vein approximately three kilometres to the north, encountered high-grade silver mineralization. The Puerto Rico Vein has seen minor historic production and remains largely unexplored.  Seven holes were drilled along approximately 1,000 metres of strike length of the vein, intersection the structure between 150 and 350 metres beneath the surface.    The presence of high silver and gold grades with low base metals in three of the Puerto Rico vein intercepts indicates they are very high within the zoning pattern expected for Zacatecas District epithermal veins.  The contrasting silver versus base metal-bearing intercepts in Hole PR-03 indicates two separate mineralization events, intersected at different levels within the epithermal zoning pattern.  This composite vein signature is typical of many of the larger veins in the Zacatecas District, including the Veta Grande and Mala Noche veins.

The results of drilling in 2009 indicate that the Veta Grande structure can be traced across the range-bounding fault with little lateral displacement.  Vertical movement on the fault should have dropped the eastern part down, so any bonanza zone is expected to found at a deeper level than in the mined portion of the vein. If the major Veta Grande Vein crosses the range bounding fault with limited displacement, MAG reasons that other major veins may also do so, so geophysical techniques were evaluated to determine which system would be most useful for seeking vein structures through cover.  This evaluation, plus obtaining of surface access for the studies were the principal exploration proposed for Lagartos SE for 2010

In November 2010, 107 square kilometre block east of the Zacatecas District and encompassing the projections of the Veta Grande and Malanoche Veins was flown using the Geotech Ltd. VTEM Airborne Survey System. The geophysical surveys equipment consisted of helicopter borne VTEM (versatile time domain electromagnetic system and caesium magnetometer).  A total of 1,183 line kilometres of geophysical data were acquired during the survey. The block was flown at an azimuth of N0oE with a flight lines spacing of 100 metres.  Tie-lines were flown east-west with a spacing of 1,000 metres.

MAG Silver Corp.

2011 Annual Information Form

Flying commenced on November 7, 2010 and was completed on November 21, 2010. Final results were received in February 2011 and were processed and interpreted.  A total of 1,183 line-kilometres of geophysical data were acquired during the survey. The electromagnetic and magnetic information supplied by the survey indicates that the structures cut in drilling in 2009 can be traced to the east and that numerous drilling targets exist.  In addition to the targets indicated along the projection of the Veta Grande trend, very similar targets are indicated geophysically along the projection of the Mala Noche trend.

Most of the targets lie under agricultural land and much of the past year was dedicated to gaining long-term access rights for drilling.  At year end, three holes had been completed on the Veta Grande extension target for which no significant results were found.

Targets have also been identified in the southwestern part of the Zacatecas District at Lagartos SW.  Several very strong vein breccia structures have been identified, mapped and sampled.  Permitting to test these structures at depths of 250 to 300 metres below outcrop exposures was completed in the third quarter of 2011 and drilling commenced in the fourth quarter. At year end no significant results were found.

In summary, drilling in 2011 on the east side of the Zacatecas District was unsuccessful in tracing the Veta Grande eastward.  Drilling on Lagartos SE was more promising in testing the El Orito Structure. More holes will be required to investigate the structure at depth.

Almost 3,000 metres of drilling were carried out at Lagartos South (LAG 5) claim.  The first holes tested the southern extensions of the El Compas and El Orito Structure in an area near the intersection of these north/south features and the east/west trending Vibora structure in the middle of the LAG 5 claim block.  In all instances the structures were intersected but contained only anomalous values of gold and silver.  Other indicators in tandem with the results strongly suggest that the drilling has intersected these epithermal veins at a high level.  Drilling in 2012 will attempt to intersect these features at depth.

Lagartos Sur

Lagartos Sur is a subsection of Lagartos SE that lies on the southern flank of the El Orito vein zone of the historic Zacatecas District.  The veins in the El Orito subdistrict are different from the rest of the Zacatecas District in that they trend almost North-South (versus NW-SE) and they carry significantly higher gold grades.  MAG’s concession covers the entire southern projection of the El Orito Zone, where the veins trend toward the thick section of Tertiary rhyolitic volcanic rocks erupted from the Zacatecas Caldera.  N-S structures quartz filling and quartz-cemented breccias were found in late 2010 aligned with known El Orito veins cutting these volcanics within MAG’s ground.

Work in 2011 involved extensive geological work and sampling on the LAG 5 claim block situated to the south of Zacatecas city.

Several very strong vein breccia structures have been identified.  The most prominent is the N55 degree, northeast dipping 7.5 kilometre long “Snake” vein.  It is a brecciated crystalline quartz / chalcedonic / iron oxide vein with minor barite and fluorite. Widths vary from 2.0 metres to 15 metres though observations are not conclusive as to true widths. The other structures, “La Mesa” and “Estanque”, are somewhat parallel to the Snake vein but appear more discontinuous. Sampling these structures produces a series of anomalous geochemistry indicative of high level epithermal veins.  The argillic alteration seen on the El Orito structures is also a signature of the exposures being well above the “boiling zone”

MAG Silver Corp.

2011 Annual Information Form

Permitting to test these structures at depths of 250 to 300 below outcrop exposures was obtained and drilling started on the Snake and El Orito vein sets in late 2011. Three holes were completed and assays are pending. The first hole in the Orito vein cut anomalous gold values (200-650 ppb Au) in strongly silicified rocks.  The second hole, drilled into the Snake vein cut abundant fluorite but no metals.  The third hole was drilled deeper into the Orito vein and is reported to have visible galena, sphalerite and silver sulphides.  Assays are pending.

To date (and most prior to 2011), 101 holes have been drilled in the four principal areas of Lagartos SE.

Lagartos NW

Lagartos NW is a core asset and targets extensions of the Fresnillo district and the Juanicipio vein discoveries towards the northwest. It is host to Cerro Cacalote, an area where SWIR/ASTER satellite imagery has identified a large area 35 kilometres from Juanicipio with alteration signatures similar to those observed at Valdecañas. Narrow intercepts of gold and silver along with elevated arsenic, mercury, antimony and tin values have been recorded in the area.

Work began in 2006, focused on the Lagartos Northwest area on the zoned Cerro Cacalote alteration centre, which is very similar to that seen at Juanicipio.  Cerro Cacalote is surrounded by alluvial cover, so biogeochemical and ground magnetic surveys were undertaken and revealed linear magnetic anomalies parallel to the Fresnillo Silver Trend with overlapping and concentric biogeochemical silver, lead, zinc and copper anomalies. These structures and their associated metal anomalies were traced for distances approaching eight kilometres. A drill program was designed to test structural intersections and geochemical anomalies in settings similar to those found at Juanicipio and Fresnillo.

The 13-hole, 7,364-metre drill program was carried out on these anomalies in 2006. All of the holes encountered strongly altered volcanic rocks under shallow alluvial cover, and three intersected the "Guerrero Terrane" rocks that host the veins at Fresnillo and Juanicipio. One hole, drilled through alluvial cover four kilometres from the nearest outcrop, cut 3.5 metres grading 14 to 49 g/t (0.5 to 1.5 opt) silver.

During 2008, 6 holes totaling 4,611.90 metres were drilled on targets in Lagartos Northwest.  The first two, totaling 1,152.9 metres, were drilled along the eastern claim border to determine if major projected structures could be found under alluvium in the area.  In both cases the alluvium was too deep and the holes abandoned.  It has been interpreted that these were drilled very close to a major regional fault that has dropped the basement block deeper than can be realistically reached.   The remaining four holes, totaling 3,459 metres were drilled along the western and eastern flanks of Cerro Cacalote on alteration, geochemical and structural targets.  The first two cut an extensive breccia that carried no economic values and the remaining two cut thick alluvium and volcanic sections.  The final hole (LW0806) had highly elevated mercury values, indicating that it was still very high in the epithermal alteration zoning.

MAG Silver Corp.

2011 Annual Information Form

Although there has been limited success in MAG’s Lagartos NW program to date, the strength and extent of high-level epithermal alteration and mineralization, combined with its proximity and similarity to that seen at Juanicipio indicate that this very large claim continues to have significant exploration potential.

No work occurred in 2010 or 2011 at Lagartos NW. Fresnillo plc has been drilling progressively closer to the southeastern boundary of Lagartos NW over the last year and a half and it is assumed they are systematically tracing a mineralized structure, or structures. MAG’s plans for 2012 start with determining the strike of this drilling and whether or not it can be projected into Lagartos NW.  Once this is determined, MAG is expected to execute a geophysical traverse across this projection prior to drilling.

2012 Exploration Program

Drilling in 2012 will focus on Lagartos S (the southern area of Largartos SE) as it had more promising results in testing the El Orito Structure. More holes will be required to investigate the structure at depth.

Drilling of almost 3,000 metres was carried out at Lagartos Sur (LAG 5 in 2011).  The first holes tested the southern extensions of the El Compas and El Orito Structure in an area near the intersection of these north/south features and the east/west trending Vibora structure in the middle of the LAG 5 claim block.  In all instances the structures were intersected but contained only anomalous values of gold and silver.  Other indicators in tandem with the results strongly suggest that the drilling has intersected these epithermal veins at a high level.  Drilling in the 2012 will attempt to intersect these features at depth.

The Company’s budgeted exploration programs for the Lagartos land package for 2012 are approximately $1,000,000, primarily dedicated to drilling at Lagartos SE and Lagartos Sur (LAG 5).

Sampling, Analysis & Security of Samples

A systematic geochemical sampling program was begun in 2006 in several outcrop areas throughout the Lagartos Project areas.  Samples were taken selected based on visible mineralization and geological contacts to obtain the most discrete and representative samples possible.  Sample lengths in mineralized intervals vary from a minimum of 20 centimetres to six metres but are generally kept between 0.5 metres and 2.0 metres. In some cases grab and select samples were taken of obviously mineralized dump and outcrop materials.

For drilling work, core recoveries are calculated for each drilling interval and recorded in the digital logging system utilized for the project. Sample numbers are assigned by the digital logging system and carefully marked on the core boxes.  Sample intervals are guided by geologic and mineralogic breaks to obtain the most discrete and representative samples possible. A maximum 1 metre sample length in visually mineralized zones and 2 metres in alteration.  Core is split or sawn depending on the nature of the sample.  Sampling is as close to perpendicular to mineralization or alteration banding where possible.  A rigorous chain of custody and QA/QC protocol is in place (see below) and is closely followed.

MAG has implemented a quality control program to ensure best practices in sampling and analysis of drill cores. The Company’s geological staff first log and then split the core in half during the sampling process with the remaining half being retained for verification and reference purposes. Duplicates, standards and blanks are inserted randomly into the sample stream.  The samples are delivered directly in security sealed bags to ALS-Chemex Laboratories preparation facility in either Chihuahua, Chihuahua or Hermosillo, Sonora (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis by ICP techniques. Metallic screen fire analyses for silver are also regularly run as an additional QA/QC check.

MAG Silver Corp.

2011 Annual Information Form

Other Properties

The Company has several other exploration properties. At this time, the Company is focused primarily on epithermal vein exploration along the Fresnillo Silver Trend and on CRD exploration along the western edge of the Chihuahua Trough. The Company is constantly looking for other opportunities that could offer us the potential to meet our exploration objectives.

The Company has identified and acquired a number of new project areas in recent years throughout our targeted regions and will be directing these projects through the exploration process in order to identify drill targets. None of these properties are advanced enough to be able to identify any resource or reserve figures.

For more information on these properties, see the Company’s most recently completed Management’s Discussion and Analysis which is available under the Company’s profile on SEDAR (www.sedar.com).

DIVIDENDS

The Company has neither declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value, of which 55,667,139 Common Shares were issued and outstanding and no Preferred Shares were issued and outstanding as at March 30, 2012. All of the issued shares are fully paid and non-assessable.

A holder of a Common Share is entitled to one vote for each Common Share held on all matters to be voted on by the Shareholders. Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of our assets among the Company’s Shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Shareholders are entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefore and to receive pro rata the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the articles of the Company.

MAG Silver Corp.

2011 Annual Information Form

Shareholder Rights Plan

On January 18, 2008, the shareholders of the Company approved a Shareholder Rights Plan (“the Rights Plan”).  The Rights Plan was adopted to ensure the fair treatment of shareholders in connection with any take-over bid for Common Shares of the Company.  The Rights Plan was not adopted in response to any proposal to acquire control of the Company.  The Rights Plan provides for expiry at the end of the third annual general meeting of the Company’s shareholders following initial approval, unless renewed by the shareholders.

On February 22, 2009, the board of directors of the Company approved certain amendments (the "Amendments") to the Rights Plan in the form of an amended and restated shareholder rights plan agreement. On March 24, 2009 the Amendments were approved by the Company’s shareholders at the Annual and Special Meeting of Shareholders and by the Toronto Stock Exchange.

On May 14, 2010, the board of directors of the Company approved the continuation of its Rights Plan substantially in the form set forth in the Shareholder’s Rights Plan Agreement between the Company and Computershare Investor Services Inc. dated as of August 3, 2007, as amended and restated on March 24, 2009.  On June 22, 2010 the continuation was approved by the Shareholders at the Annual and Special Meeting of Shareholders and by the Toronto Stock Exchange. A copy of the Rights Plan may be obtained by request in writing to the Company at Suite 770 – 800 West Pender Street, Vancouver, BC V6C 2V6 or viewed in electronic format at www.sedar.com and at www.sec.gov.

Stock Options

The Company has a stock option plan (the “Stock Option Plan”) in place that was initially approved by Company’s shareholders on March 24, 2009.  On September 15, 2011, the Shareholders approved an amendment to the Stock Option Plan that converted the plan from a fixed number plan of 5,453,839 Common Shares to a “rolling” plan with a maximum of 8% of the Company’s issued and outstanding Common Shares.  As at March 30, 2012, 544,753 stock options are available for grant under the Plan. The Stock Option Plan is expected to benefit Company’s shareholders by enabling the Company to attract and retain high caliber personnel by offering to them an opportunity to share in any increase in value of the Common Shares of the Company resulting from their efforts. The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company. The maximum number of Common Shares to be reserved for issuance under the Stock Option Plan will not exceed 8% of the Company’s issued and outstanding Common Shares. A copy of the Stock Option Plan may be viewed in electronic format at www.sedar.com and at www.sec.gov.

MAG Silver Corp.

2011 Annual Information Form

MARKET FOR SECURITIES

Trading Price and Volume

The following table provides information as to the high and low prices of the Company’s Common Shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Toronto Stock Exchange – MAG
Month	High	Low	Volume
December, 2011	8.50	6.17	3,026,630
November, 2011	10.06	7.70	1,699,216
October, 2011	10.10	7.25	1,290,498
September, 2011	11.46	8.00	2,288,883
August, 2011	10.85	8.57	1,863,736
July, 2011	11.29	9.45	1,379,860
June, 2011	10.49	8.18	4,277,272
May, 2011	11.39	8.79	2,505,734
April, 2011	14.15	10.72	2,953,896
March, 2011	12.96	9.81	2,640,804
February, 2011	11.45	9.65	1,503,552
January, 2011	12.17	9.21	1,498,831

New York Stock Exchange Amex (formerly the American Stock Exchange) - MVG
Month	High	Low	Volume
December, 2011	8.47	5.95	2,820,379
November, 2011	9.97	7.44	1,360,109
October, 2011	10.18	6.83	1,726,092
September, 2011	11.67	7.59	2,544,695
August, 2011	11.12	8.67	2,600,235
July, 2011	11.96	9.55	2,295,178
June, 2011	10.79	8.28	3,518,572
May, 2011	12.03	8.90	4,901,854
April, 2011	14.78	11.24	5,453,338
March, 2011	13.36	10.01	4,767,384
February, 2011	11.65	9.71	3,171,752
January, 2011	12.95	9.21	3,167,342

Prior Sales

The following table summarizes the issuances of stock options by the Company within the 12 months prior to the date of this AIF.

Date of Issue	Number of Securities	Security	Price of Security ($)
Jul 28, 2011	740,000	Options	$10.44

MAG Silver Corp.

2011 Annual Information Form

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)	No. of Options/price
DANIEL T. MACINNIS (8) President, CEO, Director (since Feb 1/05) British Columbia, Canada	President and CEO of the Company since February 1, 2005. Mr. MacInnis is also a director of MAX Resources Corp.	301,300	13,125/$5.54 12,344/$5.32 8,379/$6.32 25,000/$12.91 17,500/$10.01 100,000/$5.36 125,000/$9.92 125,000/$10.44
PETER K. MEGAW Director (since Feb 6/06) Arizona, USA

President of IMDEX and co-founder of Minera Cascabel S.A. DE C.V. since 1988, a geological consulting company; consulting geologist for the Company since its inception in 2003.  Dr. Megaw is also a director of Candente Gold Corp and Minaurum Gold Corp.

		522,821(9)	11,250/$5.54 10,938/$5.32 8,203/$6.32 20,000/$12.91 15,000/$10.01 50,000/$9.92 50,000/$10.44
R. MICHAEL JONES(3) Director (since Mar 31/03) British Columbia, Canada	President and Director of Platinum Group Metals Ltd. since February 2000, a company building a platinum mine in South Africa and exploration properties in Canada; co-founder and director of West Timmins Mining Inc. from 2006 to 2009; co-founder and director of West Kirkland Mining Inc. since 2010; 2005 to August 2010, Director of Jerico Resources Inc. Mr. Jones is also a director of Nextraction Energy Corp.	11,000	12,188/$5.54 9,141/$5.32 11,855/$6.32 10,000/$12.91 16,250/$10.01 20,000/$5.36 50,000/$9.92 50,000/$10.44
ERIC H. CARLSON(2)(4) Director (since Jun 11/99) British Columbia, Canada

July 1994 to present, President and CEO, Anthem Properties (1993) Ltd. (formerly Anthem Properties Corp.), a property development company; 2008 to 2010, President,  Anthem Ventures Capital Corp.; 1992 to 2008, President of Kruger Capital Corp.; and director of West Timmins Mining Inc. from 2006 to 2009. Mr. Carlson is also a director of Platinum Group Metals Ltd., West Kirkland Mining Inc. (formerly Anthem Ventures Capital Corp.), Nextraction Energy Corp. (formerly Kruger Capital Corp.) and Anthem Works Ltd.

		1,275,500(7)	20,625/$5.54 15,469/$5.32 6,602/$6.32 10,000/$12.91 27,500/$10.01 50,000/$5.36 50,000/$9.92 50,000/$10.44
JONATHAN A. RUBENSTEIN(3)(4) (8) Director (Since Feb 26/07) Chairman (Since Oct 12/07) British Columbia, Canada

Corporate  Director of Aurelian Resources September 2006 to August 2008; director of Cumberland Resources Ltd. from 1983 to 2007; director of Redcorp Ventures, from 2000  to 2007.  Mr. Rubenstein is also currently a director of Eldorado Gold, Detour Gold, Troon Ventures and Rio Novo Gold.

		Nil	15,938/$5.54 16,953/$5.32 7,715/$6.32 15,000/$12.91 21,250/$10.01 200,000/$8.80 50,000/$7.42 75,000/$9.92 75,000/$10.44
RICHARD M. COLTERJOHN(2)(3)(8) Director (since Oct 16/07) Ontario, Canada	Managing Partner at Glencoban Capital Management Inc., a merchant banking firm, since 2002. President, CEO and director of Centenario Copper Corporation 2004 to 2009; director of Cumberland Resources Ltd 2003 to 2007; director of Explorator Resources Ltd 2009 to 2011 . Mr. Colterjohn also currently serves as a director of AuRico Gold Inc.	10,000	9,375/$5.54 7,031/$5.32 7,774/$6.32 7,500/$12.91 200,000/$14.15 100,000/$7.42 50,000/$9.92 50,000/$10.44

MAG Silver Corp.

2011 Annual Information Form

Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)	No. of Options/price
DEREK C. WHITE(2)(4) Director (since Oct 16/07) British Columbia, Canada

Executive Vice President - Corporate Development of KGHM International Limited (formerly QuadraFNX Mining Ltd.) since September 2007; previously the CFO of Quadra Mining commencing in April 2004.  Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant.  Mr. White is also a director of Magellan Mineral Limited and Laurentian Goldfields Ltd.

		Nil	13,281/$5.54 9,961/$5.32 14,971/$6.32 7,500/$12.91 4,375/$10.01 200,000/$14.15 100,000/$7.42 50,000/$9.92 50,000/$10.44
FRANK R. HALLAM(8) Director (since Jun 22/10) British Columbia, Canada

2003 to June 22, 2010, Chief Financial Officer of MAG Silver Corp., 2002 to present, Chief Financial Officer and Director of Platinum Group Metals Ltd., a company building a platinum mine in South Africa and exploration properties in Canada; 2005 to August 2010, Director of Jerico Resources Inc.; 1996 to 2007, CFO Callinan Mines Ltd.; Director of West Timmins Mining Inc. from 2006 to 2009.  Mr. Hallam is a director of Platinum Group Metals Ltd., Lakeshore Gold Corp., West Kirkland Mining Inc. and Nextraction Energy Corp. (formerly Kruger Capital Corp.)

		Nil	61,797/$5.54 46,348/$5.32 34,761/$6.32 98,750/$12.91 74,063/$10.01 50,000/$7.42 69,285/$9.92 50,000/$10.44
LARRY TADDEI Chief Financial Officer British Columbia, Canada	Chief Financial Officer of the Company since June 22, 2010; 2008 to 2010, Chief Financial Officer West Timmins Mining Inc., 2006 to 2008, CFO and Vice President Finance of Gold Hawk Resources Inc.. Mr. Taddei has been a Chartered Accountant since 1990.	2,000	15,000/$5.54 50,000/$6.87 185,000/$6.95 75,000/$10.44
MICHAEL PETRINA Vice President Operations British Columbia, Canada

September 1, 2010 to present, Vice-President Operations of the Company;  2010 to June 2011, Technical Advisor of Candente Gold Corp.; 2008 to 2010, VP Operations of Hawthorne Gold Corp./Adriana Resources Inc.; 2007 to 2008, General Manager, Operations for Adanac Molybdenum Corporation; 2005 to 2007, Senior Mining Engineer Consultant for Belcourt Saxon Joint Venture, Pacific Booker Minerals, Cross Lake Minerals and Canadian Zinc Corporation.  Mr. Petrina is a director of Bravura Ventures Corp.

		Nil	200,000/$8.15 75,000/$10.44
GORDON K. NEAL Vice President, Corporate Development British Columbia, Canada	December 1, 2003 to present, Vice-President, Corporate Development of the Company; previously President of Neal MacInerney Investor Relations; director of Zappa Resources from 2006 to 2009. Mr. Neal is a director of Americas Petrogas Inc., Dorato Resources and Rockgate Capital.	4,900	51,570/$5.54 41,178/$5.32 32,883/$6.32 29,250/$12.91 29,469/$10.01 75,000/$5.36 25,000/$9.92 25,000/$10.44
JODY L. HARRIS Corporate Secretary British Columbia, Canada	Corporate Secretary of the Company since May 8, 2007.	Nil	15,000/$6.32 15,000/$12.91 7,500/$10.01 35,000/$9.40 15,000/$7.42 20,000/$9.92 20,000/$10.44

Notes:

(1)

Each director’s term of office expires at the next annual general meeting of shareholders of the Company.

(2)

Member of Audit Committee.

(3)

Member of Compensation Committee.

(4)

Member of Corporate Governance and Nomination Committee.

(5)

Includes beneficial, direct and indirect shareholdings.

(6)

Does not include stock options and other rights to purchase or acquire shares.

(7)

Of these shares, 946,300 shares are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson.

(8)

Member of Special Committee.

(9)

Of these shares, 11,085 shares are held by Minera Cascabel SA de CV, a private company owned in part by Mr. Megaw.

MAG Silver Corp.

2011 Annual Information Form

There are 55,667,139 Common Shares issued and outstanding as at March 29, 2012.  As of March 29, 2012, directors and officers of the Company as a group own or control approximately 2,127,521 Common Shares of the Company representing approximately 3.8% of its issued and outstanding Common Shares.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose his interest in the matter and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia and they shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Other than as disclosed under the heading “Interest of Management and Others in Material Transactions” below, the directors and officers of the Company are not aware of any such conflicts of interests.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, and accountability for adherence to the Code. A copy of the Code is posted on the Company’s website, at www.magsilver.com.

MAG Silver Corp.

2011 Annual Information Form

Audit Committee

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.  See Audit Committee Charter attached hereto as Schedule “A”.

Audit Committee Composition and Background

The Audit Committee is comprised of Derek White (Chairman), Eric Carlson and Richard Colterjohn. All three members of the Audit Committee are independent within the meaning of such term in National Instrument 52-110-Audit Committees (“NI 52-110”) and (ii) financially literate under NI 52-110, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Derek White, Chartered Accountant – Mr. White has over 20 years of financial experience in the mining and metals industry. Mr. White is presently the Executive Vice President - Corporate Development of Quadra Mining Limited and previously held the position as Quadra's CFO commencing in April 2004. From January 2003 to February 2004, he held the position of CFO of International Vision Direct Ltd.

Eric H. Carlson, B.Comm, Chartered Accountant, CFA - Mr. Carlson has over 19 years of real estate investment, development and management experience and he has been the President of Anthem Properties Corp. since July 1994. Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the USA.

Richard Colterjohn, B.Comm, MBA – Mr. Colterjohn has been Managing Partner at Glencoban Capital Management Inc., a private merchant banking firm since 2002.  He also was the founder, President and Chief Executive Officer of Centenario Copper Corporation, a development stage copper company active in Chile from 2006 to 2009. Since 2002, he also served as a director of five other Canadian public mining sector companies: Canico Resource Corp., Cumberland Resources Ltd., Viceroy Exploration Ltd., Gammon Gold Inc. and Explorator Resources Inc. Prior to April 2002, Mr. Colterjohn was Managing Director at UBS Bunting Warburg Inc., an investment dealer.

The Board of Directors has determined that each of the Audit Committee members is an “audit committee financial expert” within the meaning of the regulations promulgated by the United States Securities and Exchange Commission and an “independent director” as that term is defined by the rules contained in the NYSE Amex LLC Company Guide.

MAG Silver Corp.

2011 Annual Information Form

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions in Section 2.4, 3.2, 3.3(2), 3.4, 3.5 or 3.6 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 or on section 3.8 of NI 52-110. No non-audit services were approved pursuant to a de minimis exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Chairman of the Audit Committee is authorized to approve any non-audit services or additional work which the Chairman deems as necessary and is required to notify the other members of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees

The aggregate fees billed by the Company’s current external auditor, Deloitte & Touche LLP, in each of the last two fiscal years are as follows.

	Year ended December 31, 2011	Year ended December 31, 2010
Audit Fees	$225,000	$255,675
Audit-Related Fees	35,000	11,000
Tax Fees	155,000	195,255
All Other Fees	0	0
Total	$415,000	$461,930

The nature of the services provided by Deloitte & Touche LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant’s annual financial statements, for the quarterly interim reviews of the Registrant’s unaudited consolidated financial statements, their involvement in the Registrant’s May 2010 public offering of its common shares in Canada, additional administrative costs and services provided in connection with statutory and regulatory filings or engagements including for the Company’s wholly owned subsidiaries, Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.

MAG Silver Corp.

2011 Annual Information Form

Audit-Related Fees

Audit-Related fees are those incurred in audit and advisory services relating to IFRS transition.

Tax Fees (tax compliance, tax advice and tax planning)

Tax fees are those incurred for professional services rendered by Deloitte & Touche LLP for:  tax compliance, including the review of tax returns, tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax); continued tax planning and advisory services relating to a corporate restructuring undertaken by the Registrant during the fiscal year ended December 31, 2010; and, preparation of a Transfer Pricing report.

All Other Fees

There are no other fees to report under this category for professional services rendered by Deloitte & Touche LLP for the Registrant.

Compensation Committee

The Compensation Committee is comprised of Richard Colterjohn (Chairman), Jonathan Rubenstein and R. Michael Jones. The primary objective of this committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee Charter may be obtained under the Company’s profile at www.sedar.com and at www.sec.gov.

Corporate Governance and Nomination Committee

The Corporate Governance and Nomination Committee is comprised of Jonathan Rubenstein (Chairman), Derek White and Eric Carlson. The primary objective of this committee is to assist the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become board and board committee members, and recommending to the Board director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices. The Corporate Governance and Nomination Committee Charter may be obtained under the Company’s profile at www.sedar.com and at www.sec.gov.

Special Committee

The Special Committee is comprised of Richard Colterjohn (Chairman), Jonathan Rubenstein and Frank Hallam. The primary object of this committee is to review and analyze strategic alternatives and potential transactions, and to make recommendations to the Board respecting such strategic alternatives or transactions.

MAG Silver Corp.

2011 Annual Information Form

Disclosure Committee

The Disclosure Committee is comprised of Daniel MacInnis (President & CEO, Director, and Chairman of the Committee), Larry Taddei (CFO), Peter Megaw (Director), R. Michael Jones (Director) and Frank Hallam (Director). The primary objective of this operational committee is to ensure the Company and all applicable persons meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all material information, ensuring that all applicable persons understand their obligations to preserve the confidentiality of undisclosed material information and ensuring that all appropriate parties who have undisclosed material information know they are prohibited from insider trading and tipping under applicable law, stock exchange rules and this Policy. The Timely Disclosure, Confidentiality and Insider Trading Policy may be obtained under the Company’s profile at www.sedar.com and at www.sec.gov.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no pending or contemplated legal proceedings to which our Company is a party or of which any of our properties is the subject. The Company has been party to arbitration proceeding (now concluded) as outlined below:

In December of 2008, London Stock Exchange listed Fresnillo announced an intention to make a hostile take-over bid for all of the outstanding shares of MAG.  Fresnillo, an insider by virtue of its then ownership of 19.8% of MAG (current ownership of MAG is believed to be 17.51%)2, was in the unique position of also being the majority owner (56%) and operator of the joint venture company Minera Juanicipio, the remaining 44% held by the Company. In 2009, MAG made a formal application to the OSC to compel Fresnillo to produce critical information needed to complete the independent valuation report for the non-Fresnillo shareholders of the Company, as required by Multilateral Instrument 61-101. On June 18, 2009, in connection with this application, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo's repeated assertions that critical documents (concerning Fresnillo's regional development plans incorporating the Juanicipio joint venture property and other information required in connection with the independent valuation of MAG and repeatedly requested by the independent valuator) do not exist.  Within two working days of this order Fresnillo withdrew its intention to make a hostile take-over bid, eliminating the need to comply with the OSC order.

During Fresnillo’s hostile bid attempt, MAG initiated arbitration proceedings with the International Court of Arbitration of the ICC pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement.  It has always been MAG’s position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  Accordingly, MAG sought a ruling as to whether or not Fresnillo may acquire or attempt to acquire control of MAG without the consent of MAG’s board in breach of the standstill provisions contained in the Shareholders Agreement.  The Company also sought relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including damages and other orders arising from Fresnillo’s alleged failure to advance development on the Juanicipio property at an appropriate pace consistent with the standards imposed by the Shareholders Agreement.

___________________

2 Based upon the Company’s review of the insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at March 29, 2012, the Company believes that Fresnillo currently holds approximately 17.51% of the Company’s Common Shares.

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2011 Annual Information Form

On May 5, 2011, the Company announced that it had received a favourable unanimous ruling dated April 28, 2011 of a three member arbitral panel of the International Court of Arbitration of the ICC with respect to the arbitration proceedings against Fresnillo. The ICC upheld MAG's interpretation that Fresnillo breached the standstill provision in the Shareholders Agreement and, in accordance with Mexican law, awarded MAG US$1.86 million (CDN$1,799,775) in damages.  The damage award represents MAG's direct costs of defending Fresnillo’s improper take-over bid in late 2008 and 2009.  More importantly, by upholding the standstill provision, the ICC has confirmed that MAG and its shareholders are protected from a further opportunistic take-over bid by Fresnillo.  On May 31, 2011, MAG received payment of the US$1.86 million award from Fresnillo.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company, except as otherwise disclosed in this AIF and as follows:

Dr. Peter Megaw, of Arizona, USA, became a member of the Board of Directors of the Company on February 6, 2006. Dr. Megaw is also a principal of Minera Bugambilias, S.A. de C.V. (“Bugambilias”) and Minera Coralillo, S.A. de C.V. (“Coralillo”). The Company acquired the mineral claims of the Batopilas property in 2005 from Bugambilias and Bugambilias has retained a net smelter royalty interest in that property. The Company acquired the mineral claims of the Guigui property in 2002 from Coralillo and Coralillo has retained a net smelter royalty interest in that property. Dr. Megaw is also a principal of IMDEX/Cascabel. The Company previously held an option from Cascabel to earn an interest in the mineral claims of the Salemex Property.  The Salemex Property option was terminated in the year ended December 31, 2010, and in accordance with a provision of the agreement governing the option, Cascabel was paid a termination fee of US$50,000. The Company is also obligated to a 2.5% net smelter returns royalty to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property from Cascabel. Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates. For 2011, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $325,046  (2010:  $256,868) and exploration costs totaling $2,453,719 (2010: $2,831,153) under a Field Services Agreement maintained between the parties.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar for its Common Shares is:

Computershare Investor Services Inc.

3rd floor – 510 Burrard Street

Vancouver, British Columbia

Canada  V6C 3B9

MAG Silver Corp.

2011 Annual Information Form

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business of the Company, the only contracts material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company but still in effect, are:

•

the Shareholders Agreement dated October 10, 2005 between the Company, Peñoles and others relating to Minera Juanicipio.

INTERESTS OF EXPERTS

The Company’s technical reports, including the following listed reports are available on the SEDAR website at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

David Ross, P.Geo, Roscoe Postle Associates Inc. (formerly Scott Wilson RPA), - a NI 43-101 technical report, dated February 1, 2012, entitled “Technical Report on the Mineral Resource Update for The Juanicipio Joint Venture, Zacatecas State, Mexico.”

David Ross, P.Geo, of Roscoe Postle Associates Inc. (formerly Scott Wilson RPA), - a NI 43-101 technical report, dated September 10, 2010, entitled “Technical Report on the Pozo Seco Mineral Resource Estimate, Cinco de Mayo Project, Chihuahua, Mexico.”

Henrik Thalenhorst, Strathcona Mineral Services Limited - a NI 43-101 technical report, dated November 11, 2011, entitled “Mineral Resource Estimate, Minera Juanicipio, S.A. de C.V.” on the Minera Juanicipio Project.

To the knowledge of the Company, having made reasonable enquiry, none of the experts listed above, or any “designated professional” of such expert, has any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of its associates or affiliates.

The Company’s auditors, Deloitte & Touche LLP, have prepared the audit report attached to the Company’s audited consolidated financial statements for the most recent financial year end.  Deloitte & Touche LLP is the independent registered chartered accountants of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

MAG Silver Corp.

2011 Annual Information Form

ADDITIONAL INFORMATION

Additional information, including details as to directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s Common Shares and of options to purchase Common Shares and certain other matters, is contained in the Company’s Information Circular for the annual general and special meeting held on September 15, 2011, which is incorporated herein by reference.

Additional information is provided in the Company’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2011.

Copies of the above may be obtained on the Company’s website at www.magsilver.com; on the SEDAR website at www.sedar.com; on the SEC’s EDGAR website at www.sec.gov or by calling the Company’s investor relations personnel at 604-630-1399.

MAG Silver Corp.

2011 Annual Information Form

Schedule “A”

MAG SILVER CORP.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.

General

The Board of Directors of the Corporation (the “Board”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities.  The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

The Corporation’s independent auditor is ultimately accountable to the Board and to the Committee. The Board and Committee, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management.  The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

2.

Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee.  All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE Amex Equities, unless otherwise exempt from such requirements.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be financially literate within the meaning of all applicable U.S. and Canadian securities laws or become financially literate within a reasonable period of time following his or her appointment.  Additionally, at least one member of the Committee shall be financially sophisticated and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.

MAG Silver Corp.

2011 Annual Information Form

3.

Duties

The Committee will have the following duties:

•

Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

•

Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

•

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

•

Review any legal matters which could significantly impact the financial statements as reported on by the Corporation’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

•

Review the Corporation’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

•

Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

•

Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

•

Review audit issues related to the Corporation’s material associated and affiliated companies that may have a significant impact on the Corporation’s equity investment.

•

Meet with management and the external auditors to review the annual financial statements and the results of the audit.

•

Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

•

actual financial results for the interim period varied significantly from budgeted or projected results;

MAG Silver Corp.

2011 Annual Information Form

•

generally accepted accounting principles have been consistently applied;

•

there are any actual or proposed changes in accounting or financial reporting practices; or

•

there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

•

Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

•

Recommend to the Board an external auditor to be nominated for appointment by the Corporation’s shareholders.  Subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Corporation’s external auditor shall report directly to the Committee.

•

Review with the Corporation’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.

•

Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor.

•

Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

•

insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

•

considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

•

as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent audito.

•

Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure contained in the Corporation’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

MAG Silver Corp.

2011 Annual Information Form

•

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

•

Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

•

Establish a procedure for:

•

the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

•

the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

•

Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

•

Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

•

Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

•

Review and oversee all related party transactions.

•

Perform other functions as requested by the Board.

•

If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

•

Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

•

With regard to the Corporation’s internal control procedures, the Committee is responsible to:

•

review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

•

review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

MAG Silver Corp.

2011 Annual Information Form

•

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

•

periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

•

Comply with Rule 10A – 3(b)(2), (3), (4) and (5) under the Securities Exchange Act of 1934.

4.

Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee.  In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will not have a casting vote.

5.

Meetings

The Committee will meet at least once every calendar quarter.  Special meetings shall be convened as required.  Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor.  The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee.  At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

6.

Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7.

Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation.  The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter.  Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee’s powers.

8.

Authority

The Committee may:

•

engage independent counsel and other advisors as it determines necessary to carry out its duties.

MAG Silver Corp.

2011 Annual Information Form

•

set and pay the compensation for any advisors employed by the Committee; and

•

communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

9.

Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee.  The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

10.

Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

MAG Silver Corp.

2011 Annual Information Form

Schedule “B”

Glossary

The following is a glossary of certain terms used in this AIF.

"Ag" is the elemental symbol for silver.

“alluvium” is unconsolidated surficial sediments deposited by water.

“alteration” usually refers to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

“anomalous” is a value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

"Au" is the elemental symbol for gold.

“basalt” is volcanic rock, low in quartz content, generally fine grained and dark coloured.

“calcite” refers to calcium carbonate mineral.  It is a common constituent of many rock types as well as occurring in veins and alteration assemblages.

“carbonate” refers to minerals which have the formula “X”CO3.   Calcite is the most common carbonate mineral.  Also rocks composed dominantly of carbonate minerals such as calcite.

“Cascabel” is Minera Cascabel, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic.

“Cinco de Mayo” is described commencing on page 49 of this AIF.

“Common Shares” is the Common Shares without par value in the capital of the Company.

“Company” or “MAG” is MAG Silver Corp., a company under the Business Corporations Act (British Columbia).

“Conglomerate” is sedimentary rock composed of gravel and coarser fragments.

“concession” is a defined area for which mineral tenure has been granted by the Mexican government for a period of 50 years to allow exploration and exploitation and may be renewed for another 50 years.

“CRD” refers to Carbonate Replacement Deposit.

“Cretaceous” is the geological period extending from 135 million to 63 million years ago.

MAG Silver Corp.

2011 Annual Information Form

“exploitation” is works aimed at preparation and development of the area comprised by the mineral deposit, as well as work aimed at detaching and extracting the minerals products or substances existing therein.

“exploration” is works performed on land aimed at identifying deposits of minerals or substances, as well as quantifying and evaluating the economically utilizable reserves they contain.

 “fault” is a fracture in rock where there has been displacement of the two sides.

“flow” is volcanic rock comprised of flow lava.

“fracture” refers to breaks in a rock, usually due to intensive folding or faulting.

“g/t” refers to grams per tonne (31.1 g/T = 1.0 troy ounce/ton).

“grade” refers to the concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

“greywacke” refers to sandstone composed largely of sand-sized rock fragments.

“hydrothermal” refer to hot fluids, usually mainly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

“igneous” is a rock formed by the cooling of molten silicate material.

“intrusive” is a rock mass formed below the earth’s surface from magma which has intruded into a pre-existing rock mass.

“Juanicipio property” is the Juanicipio property described commencing on page 34 of this AIF.

“Lagartos” is Minera Los Lagartos, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

“Lagartos property” is the Lagartos property described commencing on page 62 of this AIF.

“magma” refers to molten rock formed within the crust or upper mantle of the earth.

“manto” refers to a deposit type that is stratabound, irregular to rod shaped, and which occurs usually in a horizontal or near horizontal attitude.

“mill” refers to a facility for processing ore to concentrate and recover valuable minerals.

“Minera Juanicipio” is Minera Juanicipio, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principals of which are Fresnillo (56%) and the Company (44%).

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2011 Annual Information Form

“mineral reserve” is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Industry Guide 7 does not provide for the disclosure of “mineral resource estimates”.

“mineralization” usually implies minerals of value occurring in rocks.

“net smelter returns royalty” or “NSR” refers to payment of a percentage of mining revenues after deducting applicable smelter charges.

“NSAMT” is Natural Source Audio-frequency Magneto Tellurics.

“ore” is a natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

“outcrop” is an exposure of rock at the earth’s surface.

“oz” is the metric ounce.

“oz/t or opt” refers to troy ounces per ton.

“Pozo Seco”, is Minera Pozo Seco, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

“pyrite” is iron sulphide mineral.

“quartz” refers to Si02, a common constituent of veins, especially those containing gold and silver mineralization.

“replacement” refers to the process whereby one mineral is chemically substituted by a later mineral.

 “SEC” is the Securities and Exchange Commission of the United States of America.

“silicification” refers to the replacement of the constituents of a rock by quartz.

“skarn” refers to the alteration of carbonate rocks near an intrusion dominated by garnet and pyroxene minerals.

“Sierra Vieja”, is Minera Sierra Vieja, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

MAG Silver Corp.

2011 Annual Information Form

“tailings” is the material rejected from a mill after recoverable valuable minerals have been extracted.

“Tertiary” is the geological period extending from 63 million to 2 million years ago.

“tonne” or “T” is the Metric ton = 1,000 kilograms or 1,000,000 grams.

“VAT” is an acronym for “Value Added Tax” which, in Mexico, is charged on all goods and services at a rate of 16%.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process. (In Mexico it is referred to as “IVA”).

“veinlets” are small veins, generally measuring only a few millimetres in thickness, filling fractures in rocks.

“veins” refer to the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

“volcaniclastic” refer to the coarse-grained sedimentary rocks (sandstone or conglomerate) composed of fragments of volcanic rocks.